6/14.

04030659

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Volga Telecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

FILE NO. 82- 4642 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/15/04

12g3-2(b)

82-4642

APPROVED
By the annual general meeting of stockholders of
Open Joint Stock Company "VolgaTelecom"
June____, 2004

Minutes № ____of July___, 2004

The Chairman of the Meeting,
General Director of OJSC "VolgaTelecom"

__________________________V.F.Lyulin

ARLS
12-31-03

ANNUAL REPORT
of
Open Joint Stock Company
"VolgaTelecom"
for 2003

Nizhny Novgorod city, 2004

I. INFORMATION ON THE COMPANY

1.1. Open Joint Stock Company "VolgaTelecom"

1.2. Location:
603000, Nizhny Novgorod city, Maxim Gorky sq., Post House
Telephone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
E-mail: tn@sinn.ru
http://www.volgatelecom.ru

1.3. Date of state registration of the Company – December 15, 1993.
Registration number – 448.

1.4. Charter capital and securities of the Company.
Charter capital of the Company amounts to 1 639 764 970 rubles.

Placed and declared shares of the Company as of January 01, 2004.

Table 1

Categories (types) of shares	Quantity (pieces)	Face values (rubles)
I. Placed shares:	327 952 994	5
• ordinary – total	245 969 590	5
• preferred type A shares	81 983 404	5
II. Declared shares:	1 830 589	5
• ordinary	1 299 093	5
• preferred type A shares	531 496	5

Joint- stock capital structure as of January 01, 2004.

Table 2

№	Name	Account category	Ordinary shares % of Charter capital	Preferred shares % of Charter capital	Stake in Charter capital (%)
1	Open Joint Stock Company "Investitsionnaya kompaniya sviazi"	Owner	38,0035	0,0000	38,0035
2	"ING Bank (Eurasia) CJSC" (Close Joint Stock Company)	Nominee shareholder	13,4272	2,5887	16,0159
3	Close Joint Stock Company "Depozitarno-kliringovaya kompaniya"	Nominee shareholder	4,2425	4,2344	8,4769
4	Close Joint Stock Company "Brunswick UBS Nominees"	Nominee shareholder	3,2795	2,7883	6,0678

5	Lindsell Enterprises Limited	Owner	1,3050	2,9186	4,2236
6	Commercial bank "J.P.Morgan Bank International" (limited liability company)	Nominee shareholder	3,0647	0,8949	3,9596
7	Wakeman Enterprises Limited	Owner	1,9585	0,0241	1,9826
8	Close Joint Stock Company "ABN Amro Bank A.O."	Nominee shareholder	0,2922	1,4599	1,7520
9	Pruett Enterprises Limited	Owner	1,0885	0,5636	1,6520
10	Open Joint Stock Company "RTK-Leasing"	Owner	1,0759	0,0000	1,0759

Diagram: Joint- stock capital structure as of January 01, 2004.


16,8%
38,0%
1,1%
1,6%
1,7%
2,0%
4,0%
4,2%
6,1%
8,5%
16,0%
OJSC "Investitsionnaiya kompaniya svyazi"
"ING Bank (Eurasia)CJSC" (CJSC)
CJSC "Depozitarno - kliringovaiya kompaniya"
CJSC "Brunswick UBS Nominees"
Lindsell Enterprises Limited
KB "J.P.Morgan Bank International" (LLC)
Wakeman Enterprises Limited
CJSC "ABN Amro Bank A.O."
Pruett Enterprises Limited
OJSC "RTK-Leasing"

1.5. Information on the start (support) and development of ADR Program

The Company's ADR program of level I was registered in October 1997.

In 1997 the bank of New York was selected as the Depositary Bank of ADR program of level I, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is the bank-custodian.

"Clifford Chace Punder" company is the legal adviser on the specified program.

One American Depositary Receipt corresponds to 2 registered paperless shares of the Company.

As of the beginning of 2004 the number of ADR is 12 757 592, which is 10,37 % of voting shares and 7,78 % of Charter capital of the Company.

Additional information on the Company's ADR Program is available in the Internet at: http://www.volga-telecom.ru/?id=551

1.6. Information on appropriation of credit rating and of corporate governance rating to the Company.

By results of consolidation of base operators of the fixed telecommunication in the Volga Region the rating agency "Standard and Poor's" revised long-term credit ratings of the Company on the international scale in Russian and foreign currency and on February 2003 the specified ratings of OJSC "VolgaTelecom" were increased from level "B-" to "B" the forecast is "stable".

On February 2003 the international rating agency "Standard and Poor's" appropriated a long-term credit rating on the Russian scale "ruA-" the forecast is "stable" to the Company and to its ruble issue of bonds to the amount of 1 billion rubles with repayment date in February, 2006

On August 15, 2003 the international rating agency "Standard and Poor's" appropriated corporate governance rating (CGR) - 5,8 to the Company.

The information on the Company's credit ratings, and also the complete report on the ratings of the Company's corporate governance is available in the Internet at: http://www.volga-telecom.ru/?id=1042, http://www.volga-telecom.ru/?id=310

1.7. Information on the auditors of the Company (according to Russian and international standards):

Close Joint Stock Company "Ernst & Young Vneshaudit";

Location: 115035, Russia, Moscow, Sadovnicheskaiya naberezhnaya, bld.77, str.1;

The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E003246, approved by order № 9 of January 17, 2003 of the Ministry of Finance of Russian Federation, was issued for the term of five years;

The contract is valid till CJSC "Ernst & Young Vneshaudit" fulfills in full its obligations on audit of the accounting statement of the Company for 2003.

1.8. Information on the registry holder of the Company:

Close Joint Stock Company "Registrator- Sviyaz"

Post address: 107078, Moscow, Kalanchevskaya str., bld. 15 "a", P.O.Box. 45, Telephone/fax – (095) 933-42-21, E-mail address: regsw@asvt.ru

1.9. Information on the branches of the Company.

OJSC "VolgaTelecom" consists of General directorate and 11 branches:

- *Kirov branch:*
  Drelevskogo str., 43/1, Kirov, 601000
  Telephone/fax +7(8332) 62-98-31/62-12-46,
  E-mail: elsv@elsv.kirov.ru, http://www.kirov.ru
- *Branch in the Republic of Maryi El*
  Sovietskaya str., 138, Yoshkar-Ola, 424000, Maryi El Republic
  Telephone/fax +7(8362) 66-45-71/63-00-99,
  E-mail: info@martelcom.ru, http://www.martelcom.ru
- *Branch in the Republic of Mordoviya*
  Bolshevistskaya str., 13, Saransk, 430000, the Republic of Mordoviya
  Telephone/fax +7(8342) 32-70-04/17-60-70,
  E-mail: disp@sv.moris.ru, http://www.sv.moris.ru
- *Nizhny Novgorod branch*
  Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000
  Telephone/fax +7(8312) 33-20-47/30-67-68,
  E-mail: tn@sinn.ru, http://www.volgatelecom.ru
- *Orenburg branch*
  Volodarskogo str., 11, Orenburg, 460000
  Telephone/fax +7(3532) 77-34-10/72-01-62,
  E-mail: office@reg.esoo.ru, http://www.esoo.ru
- *Penza branch*
  Kuprin str., 1/3, Penza, 440606
  Telephone/fax +7(8412) 52-17-12/52-36-88,
  E-mail: svyazinform@penza.ru, http://www.sura.ru
- *Samara branch*
  Krasnoarmeiskaya str., 17, Samara, 443010
  Telephone/fax +7(8462) 32-10-20/70-40-20,
  E-mail: directors@dionis.samtel.ru, http://www.ssr.ru
- *Saratov branch*
  Kiselev str., 40, Saratov, 410012
  Telephone/fax +7(8452) 27-14-18/50-84-53,
  E-mail: oi@san.ru, http://www.san.ru
- *Branch in the Republic of Udmurtiya*
  Pushkinskaya str., 278, Izhevsk, 426008, the Republic of Udmurtiya
  Telephone/fax +7(3412) 22-69-91/51-01-41,
  E-mail: utc@utc.ru, http://www.utc.ru
- *Ulyanovsk branch*
  L.Tolstoy str., 60, Ulyanovsk, 432601
  Telephone/fax +7(8422) 41-20-10/41-44-20,
  E-mail: office@ec.mv.ru, http://www.ec.mv.ru
- *Branch in the Republic of Chuvashiya,*
  Lenin Av., 2, Cheboksary, 428000, the Republic of Chuvashiya

II. BASIC CORPORATE EVENTS OF 2003

Brief information by months (quarters) of the year:

February 2003:

- Holding on February 12 (deadline for the receipt of voting ballots) of an extraordinary general meeting of stockholders in the form of absentee voting with the following agenda:
  - The approval of purchase and sale transaction of 50 000 (fifty thousand) ordinary shares of CJSC "NCC" between the Company and "Russian Telecommunications Development Holding Corporation", the transaction being a related party transaction.
  The extraordinary general meeting passed the following resolutions:
  1). To approve the purchase and sale transaction of 50 000 (fifty thousand) ordinary registered paperless shares of CJSC "NCC", forming 50 % of the Charter capital of CJSC "NCC", at the price of 20.000.000 (twenty million) US$.
- On February 12 the leading international rating agency "Standard and Poor's" decided to increase the international long-term credit rating from "B-"the forecast is "stable" to the level "B" the forecast is "stable".
- On February 21 the bonded loan of the Company (documentary interest-rate bearer bonds of BT-1 series) in the amount of (at face value) 1 000 000 000 rubles is placed, the maturity of bonds is 3 years. Twelve coupon periods are established by the bonds, each of them lasts 3 months. The rate for coupons 1-2 is 4,75 % annually, for coupons 3-4 - 16,5 % annually, for coupons 5-10 - 15 % annually, for coupons 11-12 - 13 % annually. The basic goal of the bonded loan is to increase the rate of return of the Company. At present, the Company realizes a number of large scale highly profitable telecommunication projects, aimed at the development of communications facilities of Volga Federal District. The Company transferred a part of funds raised by the loan to the development of cellular communication business. Besides, the funds out of the bonded loan are invested into the development of interregional multi-service communication network, which is created on the basis of existing data communication network of regional branches of the Company.
  OJSC "MDM-Bank" is the organizer, underwriter and the paying agent of the issue of the bonds.
- On February 27 the contract of purchase and sale between the Company and "Russian Telecommunications Development Holding Corporation" on the purchase of 50 000 (fifty thousand) ordinary registered paperless shares of CJSC "NCC", forming 50% of the charter capital of CJSC "NCC" at the price of 20 000 000 (twenty million) US$, is signed. CJSC "Nizhegorodskaya cellular communication" is set up by OJSC "VolgaTelecom" together with "Russian Telecommunications Development Holding Corporation" in 1995. At present, the Company is the owner of 100% of the Charter capital of CJSC "NCC".
  "NCC" operates within GSM 900/1800 standard. For the moment the Company occupies about 52% of cellular market of Nizhny Novgorod and Nizhegorodskaya Oblast, it is among 10 largest cellular communication services providers of Russia. The number of subscribers of CJSC "NCC", as of the end of 2003 is about 368 thousand, including active ones – 298 thousand.

- During the year the management of the Company held regular meetings with representatives of investment companies and analysts. The meetings took place in the Company's office in Nizhny Novgorod and also in Moscow in investment companies' offices when participating in different conferences, in roadshows. At the conference in London, concerning the development of borrowed funds market, three such conferences were held.
- For the purpose of familiarization with the Company's activity in February and May 2003 the meetings with representatives of "JP Morgan" bank which conducts ADR program of the 1st level of OJSC "Volga Telecom", were organized.

March 2003:

- On March 13 the leading international rating agency "Standard and Poor's" decided to appropriate to the Company a long-term credit rating "ruA-"on the Russian scale. This is the highest rating among communication enterprises of Russia.
- On March 26 the Joint (extraordinary) general meeting of stockholders in the form of joint presence was held, the agenda was the following:

  - Early termination of office of the General Director of the Company, appointment of the General Director of the Company and defining his term of office;
  - Early termination of office of the members of the Board of directors of the Company and election of the Board of directors of the Company;
  - Early termination of office of the members of the Auditing committee of the Company and election of the Auditing committee of the Company;
  - Approval of the new wording of the Charter of the Company;
  - Approval of the new wording of the Provision on the procedure of holding a general meeting of stockholders of Open Joint Stock Company "VolgaTelecom";
  - Approval of the new wording of the Provision on the Board of Directors of OJSC "VolgaTelecom";
  - Approval of the new wording of the Provision on the Management board of OJSC "VolgaTelecom";
  - Approval of the new wording of the Provision on the Auditing committee of OJSC "VolgaTelecom";
  - Defining the size of remunerations to the members of the Board of directors of the Company.

  The joint (extraordinary) general meeting of stockholders passed the following resolutions:

  1). – To terminate early the office of the General Director of the Company;
  - To appoint Lyulin Vladimir Fedorovich as the General Director of the Company for the period of 2 years.

  2). - To terminate early the office of the members of the Board of directors of the Company.
  - The new Board of directors of the Company is elected:

  3). - To terminate early the office of the members of the Auditing committee of the Company.
  - The new auditing committee of the Company is elected with the following structure.

  4). To approve the new wording of the Charter of the Company (the specified charter is the charter of consolidated company formed after reorganization of ten joint stock companies – communications services providers of Volga Region, by affiliation of them to OJSC "VolgaTelecom").

  5). To approve the new wording of the Provision on the procedure of holding a general meeting of stockholders of Open Joint Stock Company "VolgaTelecom".

6). To approve the new wording of the Provision on the Board of directors of OJSC "VolgaTelecom".

7). To approve the new wording of the Provision on the Management board of OJSC "VolgaTelecom".

8). To approve the new wording of the Provision on the Auditing committee of OJSC "VolgaTelecom".

9). To establish the following rates (percentage) of deductions for the calculation of the quarterly and annual remuneration to the members of the Board of directors.

in the amount of 0,006% from the Company's return from the sale of goods, products, woks and services for the report quarter according to the accounting statement data of the Company, to each member of the Board of directors;

in the amount of 0,4% of net profit of the Company for the report year according to the accounting statement of the Company for the entire structure of the Board of directors of the Company.

April, 2003:

- On April 2-4 at Russian Economic Forum in London about 20 meetings organized by CJSC "United financial group" were held in 3 days, including the meetings with Pictetem, Calriden & Aig, Merrill Lynch IM, Barings AM, Schroders IM, Marathon CM, UBS AM, Charlemagne Capital, Alliance CM, Invesco AM, Fidelity Investments, Societe Generale AM.
- On April 10 the Board of directors approved the budget of the Company for 2003.
- The beginning of bidding on RTS stock exchange in respect of all shares of the Company (with regard to the shares of Volga Region communication companies convertible into the shares of OJSC "VolgaTelecom"). During 2003 the management of the Company regularly held meetings with representatives of the investment community and analysts: in the Company's office in Nizhny Novgorod the meetings were held in May - 2 , in July – 1, in August -1 and 1 meeting in September in Moscow. The work on cooperation with the investment community resulted in the increase in the market value of OJSC "VolgaTelecom" stock for 9 months of 2003 from April 1 to December 31 by factor of 1,8, and , correspondingly, of the market capitalization value from 448,6 million US$ to 803,1 million US$ (the calculation is made by RTS data).

May 2003:

- On May 12-16 at the "15th International exhibition of communication systems and facilities, computers and office appliances. Sviyaz -Expocom 2003", which took place in Moscow, there was OJSC "VolgaTelecom" stand of 24 square meters within the frames of collective exposition of enterprises of RF Ministry of Communication.
- On May 13 the Board of directors of the Company approved the program of Investor Relations and the development of secondary market of the Company's shares for 2003.
- On May 28 the Board of directors of the Company by majority of votes passed the resolution to consider it reasonable to implement the Company's management system (ERP) on the basis of Oracle E-Business Suite software and approved the contract of delivery of Oracle E-Business Suite software with CJSC "Open technologies 98" in the amount of ruble equivalent to 26 298 296,82 (Twenty six million two hundred ninety eight thousand two hundred ninety six and 0,82) US$.
- OJSC "VolgaTelecom" securities (bonds) are included into the quotation list "B" of Moscow Interbank Currency Exchange (MICEX);

June 2003:

- On June 10 OJSC "VolgaTelecom" participated in the conference "Electronic Russia - - for a person, for business, for society" for Volga Federal Region, which took place at Nizhny Novgorod trade fair. The representatives of all 14 subjects of Volga Federal Region took part in the conference.

- On June 27 OJSC "VolgaTelecom" held annual general meeting of stockholders for the report year, the agenda of the meeting was the following:
  - Approval of the annual report, of the annual accounting statement, including profit and loss report, (profit and loss account), distribution of profit and losses of the Company by the results of the report (2002) fiscal year;
  - Payment of dividends for 2002, the amount, the dates and the form of their payment for each type of shares;
  - Election of the members of the Board of directors of the Company;
  - Election of the members of Auditing committee of the Company;
  - Approval of the auditor of the Company for 2003;
  - Approval of new wording of the Provision on the procedure of holding a general meeting of stockholders of the Company;
  - Defining the size of remuneration to the members of the Board of directors of the Company.

  The general annual meeting of stockholders passed the following resolutions:

  1). To approve the annual report, of the annual accounting statement, including profit and loss report, (profit and loss account), distribution of profit and losses of the Company by the results of the report (2002) fiscal year.

  2). To pay dividends for 2002:

  - on ordinary shares in the amount of 0,7066 rubles per share by cash or by other property, in case of consent of a stockholder to receive dividends in such a form, beginning from July 27, 2003 till December 31, 2003.
  - on preferred shares in the amount of 1,7954 rubles per share by cash or by other property, in case of consent of a stockholder to receive dividends in such a form, beginning from July 27, 2003 till December 31, 2003.

  3). A new Board of directors of the Company is elected.

  4). A new Auditing committee of the Company is elected.

  5). CJSC "Ernst & Young Vneshaudit" is approved as the auditor of the Company for 2003.

  6). To approve the new wording of the Provision on the procedure of holding a general meeting of stockholders of the Company.

  7). To establish the following rates (percentage) of deductions for the calculation of the quarterly and annual remuneration to the members of the Board of directors.

  in the amount of 0,006% from the Company's return from the sale of goods, products, woks and services for the report quarter according to the accounting statement data of the Company, to each member of the Board of directors;

  in the amount of 0,4% of net profit of the Company for the report year according to the accounting statement of the Company for the entire structure of the Board of directors of the Company.

July 2003:

- On July 2-3 in Nizhny Novgorod the scientific and practical conference "Internet for electronic Russia" took place in Post House. The specified exhibition was organized in the period from June 29 till July 7 within the frames of the tour in the following cities: Samara – Cheboksary – Nizhny Novgorod - Samara. All branches of OJSC "VolgaTelecom" took part in the conference.

- On July 10 OJSC "VolgaTelecom" and a number of enterprises of Nizhny Novgorod signed contracts on exclusive telecom service. By such contracts OJSC "VolgaTelecom" is obliged to render all kinds of telecom services to the enterprises. Among companies which have become the partners of OJSC "VolgaTelecom" are OJSC "GAZ", State Institution "Nizhniy Novgorod Regional department of Social Insurance Fund", OJSC "Hladokombinat "Okskiy", Municipal Unitary Enterprise "Vodocanal", LLC "Rosgosstrakh – Povolzhie", CJSC "Mortgage company of Savings bank", Institution of Justice on state registration of rights on real estate and of bargains with it on the territory of Nizhny Novgorod oblast, CJSC "Altex" and a number of others. OJSC "VolgaTelecom" which is not only the largest communication carrier in the sphere of traditional communication services, but also the leading Internet-provider of the region, has powerful production base and reputation of bona fide partner, which is the guarantee of fulfillment of its obligations. Signing of contracts with large enterprises on complex mutually advantageous cooperation based on the principles of exclusive approach – is one of the items of the strategy of raising the competitiveness of OJSC "VolgaTelecom", of strengthening its position in the corporate section of telecom market. The basic ways of improving the quality of work with corporate clients are end-to-end servicing (telephony, Internet, creation of corporate communication network, lease of channels, of facilities and others) and personal approach in the solution of all issues of enterprises concerning telecommunications. The Company implements the strategy of integrated growth, aimed at the development and upgrading of the existing telecommunications network, establishment of new telecommunications network allowing to render services of high technologic level – ISDN, xDSL, IP-telephony. The near-term plans of OJSC "VolgaTelecom" include the termination of the second stage of construction of high-speed network of data transfer and Internet access, which will integrate all Nizhny Novgorod oblast and will offer a great number of new opportunities of high-speed qualitative exchange of information. Besides, the project on creation of intelligent network is in the course of realization; the network will help to form the unified informational space of the region. All those projects contribute to the development of business.

August 2003:

- The work of the Company done in the first half of 2003 aimed at appropriation to it of corporate governance rating resulted in the decision of leading international rating agency "Standard and Poor's" to appropriate the corporate governance rating (PKY)-5,8) to the Company. As of the end of 2003 the Company ranked № 3 among telecommunications companies in respect of the level of corporate governance rating.
- Within the limits of work on the development of share market and of depositary receipts program and for the purpose of raising informational exposure of the Company, submittal to the investment community of the most complete and adequate information on the Company, in August "VolgaTelecom" concluded the contract with CJSC "IK AVK" on carrying out complex research of "VolgaTelecom" and on composing an informational memorandum. This work resulted in carrying out of complex research of OJSC "VolgaTelecom", preparation of informational memorandum in Russian and in English and their sending to analysts and investors and the issue of analytical note with recommendations of CJSC "AVK" in respect of the Company's shares. .
- For the purpose of future listing of the Company in one or several international stock exchanges (New York stock exchange, in NASDAQ, in London and Frankfurt stock exchange) within the limits of works on preliminary legal analysis of the Company for

its meeting the requirements of international stock exchanges for listing, in August OJSC "VolgaTelecom" concluded contract with Russian legal company LLC "Monastirskiy, Zuba, Stepanov and Partners. Legal services in CIS", acting in consortium with legal consultant – "SHEARMAN & STERLING" company, on rendering appropriate legal services, making analyses and on elaboration of recommendations and arrangements on the procedure of listing of the Company. The work resulted in making legal analyses and preparation of the report on the results of the analyses in the form of Memorandum in Russian and English, including: recommendations on the choice of International stock exchange for listing, recommendations on the choice of listing instrument, the analyses of expected listing expenses, the plan of arrangements necessary for listing on the recommended stock exchange, recommendations on the choice of optimum approach to listing at different scripts of expected privatization.

September 2003:

- On September 9-15 among participants of the exhibition "InfoCom-2003", which took place in Nizhny Novgorod city, were Nizhny Novgorod branch of OJSC "VolgaTelecom" taking part in it on the issues: integrating role of OJSC "VolgaTelecom" in the realization of federal target programs "Electronic Russia", Intelligent Communication Network, Internet – to the wide range of users, the Company's Kirov branch participating in it on the issue: "The system of audio service of the bank's clients", and also persons invited by the Company. The exposition was located in the area of 500 square meters. At the exposition the advanced achievements of informational technologies were demonstrated.
- On September 16 OJSC "VolgaTelecom" and OJSC "Uralsvyiazinform" signed an agreement on purchase of 83,4% of stock of OJSC "Tatincom –T" – mobile communication operator of Tatarstan Republic, the basic stockholder of which was OJSC "Tatneft". According to the conditions of the agreement OJSC "VolgaTelecom" purchased the stock in the amount of 50% + 1 share, OJSC "Uralsvyiazinform" acquired 33,4 % of shares. The total amount of the transaction was about 25 million US$. The negotiations on the purchase were conducted through the intermediary of OJSC "Sviayzinvest". The purchase of the control stock of OJSC «Tatincom-T» will allow OJSC "VolgaTelecom" to include Tatarstan Republic in the zone of rendering mobile local communication services; intensive growth and high economic potential of Tatarstan Republic allow for predicting fast economic effect, create integral area of service by the cellular operators, controlled by OJSC "VolgaTelecom". In 2002 the Company received the license on rendering mobile communication services in GSM-1800 standard. From the moment of obtaining the license the operator began the development of the network of two standards - DAMPS and GSM-1800, which will function in parallel. The Company serves more than 120 thousand subscribers and has the largest network coverage area in Tatarstan Republic. Besides, OJSC "Tatincom-T" has the license on rendering local telephone communication services (on the basis of wireless radio access technology). This technology allows for providing 9 thousand subscribers with telecommunications in hardly accessible areas.
- On September 25 the top management of the Company held a meeting with consultant of OJSC "Sviayzinvest" IR – "Ansdell Associates" agency, at which the issues of the Company's work on interaction and development of relations with investment community, on raising the liquidity of the Company's shares were considered in details. The representatives of "Ansdell Associates" marked that the Company realizes

correctly the aims and tasks and makes its work in respect of development of relations with investment community.

- Participation of the Company's employees in the conference "Attraction of investments to Russia", which took place in Moscow.

October 2003:

- On October 12-19 the Company participated in the exhibition "Telecom -2003" or "ITU TELECOM WORLD 2003", which took place in Geneva. Within the frame of the exposition of OJSC "Sviayzinvest" the stand of the Company having the area of 25 square meters demonstrated successful development of Russian informational communication.
- On October 26-30 the management of the Company participated in roadshow in Stockholm, Amsterdam and London, organized by LLC "Sovlink". In the process of the trip 14 meetings with foreign institutional investors were held, and namely: with management companies Robur, ING, West LB, Barrings, East Capital, ABN Amro, Alfred Berg and others.
- Participation of the Company's employees in the Conference "Attraction of investments on the stock market of USA" and in international conference "Corporate governance in Russia", which took place in Moscow.

November 2003:

- On November 6 OJSC "VolgaTelecom" and a number of banking structures signed contracts on exclusive telecom service. By such contracts OJSC "VolgaTelecom" is obliged to render all kinds of telecom services to the enterprises. Among the companies which have become the partners of OJSC "VolgaTelecom" are Volgo-Vyatskyi Bank of the Savings bank of Russia, Federal State Unitary Enterprise "Plant after Frunze", and Federal Treasury department of Nizhny Novgorod oblast, Nizhny Novgorod oblast's Department of Pension fund of Russia and others.
- The meetings were held in the Company's office in Nizhny Novgorod: on November 13, 2003 - the meeting with analysts of "Brunswick UBS" company, on November 19, 2003 – the meeting with "ING Bank (Eurasia) CJSC" and others.
- On November 18-21 Nizhny Novgorod branch of OJSC "VolgaTelecom" took part in the exhibition "Organization of management" within the limits of "Communication and security industry" sub-section, which took place in Nizhny Novgorod. The area of the Company's exposition was 42 square meters and was aimed at promotion of OJSC "VolgaTelecom" services.
- On the basis of notification on consolidation of additional issues of November 19, 2003 № 03-ДГ-04/17399, Russia's FCSM by its regulation № 03-2697/p of November 14, 2003 effected consolidation of additional issues of the Company's shares.

III. THE COMPANY'S POSITION IN THE INDUSTRY

The income of OJSC "VolgaTelecom" in 2003 amounted to 14 242 million rubles. Upon the whole, this index in respect of traditional communication operators has reached 164 200 million rubles, the share of OJSC "VolgaTelecom" in the income of traditional operators amounted to 8,67%.

In respect of volume of investments, the share of the company among other operators of traditional communication is 9,63%.

As of January 1, 2004 OJSC "VolgaTelecom" occupies regional market: in respect of local telephone communication - 86,31% of the market; in respect of international and long-distance communication – 76,8 % of the market; at the Internet services market - the market share is 64,6 % for dial-up access and 44,7% - for dedicated access.

Diagram: Market share of the Company.


%
100
90
80
70
60
50
40
30
20
10
0
86,1
76,8
64,6
44,7
Local telecommunication
Long-distance and international communication
Access to Internet (dial -up access)
Access to Internet (dedicated access)

In respect of the branches, the share of market occupied by OJSC "VolgaTelecom" in segments of industry is the following:

Diagrams: The share of market occupied by OJSC "VolgaTelecom" in segments of industry.


OJSC "VolgaTelecom" market share as of January 01, 2004 (local telecommunication), %
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
94,2
76,3
100,0
100,0
99,6
77,1
95,2
91,9
95,7
66,0
89,8
76,5
69,3
67,4
83,9
50,9
98,1
81,4
88,5
82,5
93,8
95,4
Kirov
Maryi El
Mordoviya
N.Novgorod
Orenburg
Penza
Samara
Saratov
Udmurtiya
Ulyanovsk
Chuvashiya
Population
Business sector


OJSC "VolgaTelecom" market share as of January 01, 2004 (long-distance and international communication), %
99,22
100
98,1
98,63
78,8
89,34
97,93
90,4
100
96,3
100
90
80
70
60
50
40
30
20
10
0
Kirov
Maryi El
Mordoviya
Orenburg
Penza
Samara
Saratov
Udmurtiya
Ulyanovsk
Chuvashiya
N.Novgorod


OJSC "VolgaTelecom" market share as of January 01, 2004 (the Internet), %
94,5
100,0
94,1
90,4
94,5
92,5
78,5
57,4
95,6
80,6
68,6
79,0
23,9
23,9
58,0
59,5
60,0
65,0
67,0
23,4
60,6
57,7
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Kirov
Maryi El
Mordoviya
N.Novgorod
Orenburg
Penza
Samara
Saratov
Udmurtiya
Ulyanovsk
Chuvashiya
Dial-up
Dedicated

IV: PRIORITIES IN THE COMPANY'S ACTIVITY

4.1. Foreground kinds of the Company' activity concerning introduction of new services in the sphere of telematic departments and data transmission, cellular communication, application of technologies at construction of multi-service networks (data transmission networks), application of equipment of subscriber access, construction of rings of Inter-station communication network.

OJSC "VolgaTelecom" pays considerable attention to the development of new telecommunication services. The basic are the following trends:

- Internet and data transmission;
- ISDN (Integrated service digital network);

- IP-telephony;
- Services of Intelligent network;
- Cable television (CTV);
- Mobile telecommunication and paging (Associated companies).

The income of OJSC "VolgaTelecom" from new telecommunications services in 2003 amounted to 612,7 million rubles, the growth rate – 233%. The foreground kind of activity is raising the new services share in the income from of major activities. In 2002 this index was 2,5%, in 2003 – 4,3%, for 2004 the plan is 5,6%.

Table 3

	2002	2003	2004
New services share in the income from of major activities	2,5%	4,3%	5,6%

Internet services and data transfer networks are the basic services in the structure of new services of the Company. Their share is about 70%; the growth rate as compared to 2002 is 188%.

Among priorities of OJSC "VolgaTelecom" activity is holding Internet market and attraction of new users. This is achieved by means of upgrading data transmission networks and raising the quantity of access centers, and also by means of presentation to the clients of various options of access to Internet. OJSC "VolgaTelecom" sets up Internet salons.

The number of active users of dial-up access to Internet by OJSC "VolgaTelecom" amounted in 2003 to 190 thousand. The dedicated access is used by more than 3 400 enterprises and organizations.

The number of Internet users increases annually by factor of 1,7 – 2 (in 2003 the growth rate of number of dial-up access users amounted to 173%; of dedicated access users - to 213%).

Table 4

	2001	2002	2003	2004
Number of active users of dial-up access to Internet (dial-up)	52 687	107 300	186 402	303 000
Number of users of dedicated access to Internet (LL)	838	1 589	3 406	7 000

Service "Internet for all" (dial-up access on credit by universal intrazonal code of access, without preliminary contract) is very popular among population, the service provides residents of all localities in which automatic inter-city telecommunication is accessible, with access to Internet. The access to Internet is effected by contracts and by Internet-cards.

The growth of the number of dedicated access users is achieved by means of active introduction of service of wide-band digital access xDSL. The number of points of connection by xDSL technology in the interregional company as of the end of 2003 was more than 1400, besides, 860 (61%) of them are connected in Nizhny Novgorod branch. Among clients of OJSC "VolgaTelecom" are the following organizations: Department of RF Ministry of tax and duties, Pension fund, RF Savings bank, Basic Department of RF Central Bank, Federal Post Department and others.

The growth of number of ISDN-BRI services subscribers is going on. For 2003 it amounted to 160%. The share of ISDN-BRI and ISDN-PRI in the income from new services is 11%.

Although the share of IP- telephony in income in 2003 was only 1,2%, the service is perspective. The development is effected in 2 ways:

- The first way is the establishment of IP-telephony centers for long-distance and international telecommunication. The service is rendered by prepaid cards ;

- The second way of development of IP- telephony is the "packaged" service– providing access to PSTN through the data transmission network. Wide-band access xDSL is used as "last mile" technology. This is the first stage of passing to NGN packet switching networks (Next Generation Network).

One of most important projects is the project of interregional multi-service network of OJSC "VolgaTelecom". In 2003 the designing of the network is completed. The first stage of construction is planned for 2004. The specified project is elaborated for the solution of corporate problems on information exchange between the branches of OJSC "VolgaTelecom", and also for the creation of virtual networks of large corporate clients, having distributed structure.

Another major project is the creation of Intelligent network based on the uniform platform. In 2003 the operational test of Intelligent network Tellin® was completed. Five kinds of services of Intelligent network are rendered: free phone (FPH), voting over telephone VOT), call with additional payment (PRM), prepaid telephone cards (PCC) and universal access number (UAN). Intelligent network is the most effective way of introducing additional services. Construction of Intelligent networks will contribute to the development of small and medium business, the development of informational services. The construction of Intelligent network in Nizhniy Novgorod branch of OJSC "VolgaTelecom" is the first stage of construction of interregional Intelligent network of OJSC "VolgaTelecom". In future the centers of access to Intelligent network services will be established in the branches of OJSC "VolgaTelecom".

OJSC "VolgaTelecom" actively develops the existing cable TV networks in Orenburg and Samara branches, branches in the Republics of Chuvashiya and Maryi El. In 2003 the first stage of construction of cable TV network in Nizhny Novgorod was realized. Special attention is paid to the complex service – providing access to data transmission networks by means of cable TV network.

4.2. Billing policy of OJSC "VolgaTelecom" in 2003.

In 2003 for the first time the tariffs on regulated services were changed by Anti-Monopoly Policy Ministry of Russia in the conditions of consolidated company's activity. The work done together with RF Anti-Monopoly Policy Ministry resulted in raising tariffs for regulated local telecommunication services for population beginning from July 1 at an average by 30 %, for enterprises – by 20 %. The considerable long-distance calls tariff balancing is effected in respect of the Company's branches and the consumers' categories.

In the current year the mechanism of settlements with OJSC "Rostelecom" was changed ("disclosure" of integral settlement rate).

Simultaneously the active work on non-regulated services tariff balancing in respect of branches and on the establishment of the Company's uniform price list was effected. The adoption by RF Government of a number of fundamental normative documents in elaboration of RF new law "On communication" will allow for completing this work upon the whole in the current year.

In 2004 the billing policy of the Company will be based on the principles and defined by the necessity of:

- further work on reduction of cross-subsidy of consumers and segments of telecommunication industry;
- perfection of mechanism of separate cost accounting in respect of services rendered;
- further coming to basic services tariff regulation by the limit price formation method;
- widening of spectrum of services rendered;
- raising of the share of the Company in the new services market;
- the Company's income increase.

4.3 Other kinds of activity, recognized as strategic for the Company's development in the marketing strategy, in the sphere of services, clients' segments, and also the priorities in the sphere of regional policy.

In 2003 the Board of directors of the Company adopted the concept of marketing strategy of OJSC "VolgaTelecom" for 2003-2006, which gives the foundation for planning of its further development in the telecom market. In accordance with the adopted marketing strategy of the Company, the construction of the system of service of clients, first of all, of large corporate sector, is one of the priorities of OJSC "VolgaTelecom".

In OJSC "VolgaTelecom" the department "Of organization of sales to VIP and corporate users" is established in the structure of commercial block on the basis of the General Director's order; the documents, regulating the work with VIP and corporate users are approved.

OJSC "VolgaTelecom" serves more than 300 corporate and VIP-users. At present, the work on introduction of differential approach to the payment of services for the large corporate sector, of loyalty programs for the most profitable clients is in progress.

Together with the raising the level of service of large corporate clients, the process of constructing the system of interaction with enterprises of small and medium corporate sector is in progress, and also of private users. The service in subscribers departments is improving, including the appearance of departments and the staff training, settlements process automatization and others. The work on optimization of business processes of rendering services has been started: the services certificates are in the process of elaboration and define the pattern of rendering each service, responsible persons and the dates of performance of each stage, which will allow for making the rendering services processes more controlled and as the result to raise the quality of service of clients.

So, in accordance with marketing strategy of OJSC "VolgaTelecom", the strategic types of the Company's activity are the following:

- In the sphere of services: foreground development of new telecommunication services (raising the share of additional value- added services (dial-up and non dial-up access to Internet), IP-telephony, VPN, Intelligent network services, Call-centers, cable television).
- In the sphere of clients' segments: considerable improvement of quality of service and raising the loyalty of clients from self-financing organizations segment. The basic goal in the work with self-financing organizations is the development of complex service on the basis of development of direct sales channel.
- In the sphere of regional priorities: special attention to the work in the largest and the most competitive markets of Samara, Orenburg, Nizhny Novgorod and Saratov oblasts.

Priorities in the sphere of informational technologies: at present OJSC «VolgaTelecom" introduces uniform system of management of the Company on the basis of software ORACLE E-BUSINESS SUITE. The introduction of the system of management of the Company – is the next stage of corporate restructuring of the Company, which will contribute to the process of centralization of the management of the Company, to the harmonization of business processes, reduction of expenses on development of informational systems and to the optimization of informational flows. In 2004 it is planned to install the equipment and to start-up the first modules of the system – those of staff management, fixed assets management, and of separate cost accounting. It is planned to complete entirely the introduction of ORACLE E-BUSINESS SUITE system in 2007.

V. THE RESULTS OF THE COMPANY'S DEVELOPMENT IN ITS PRIORITIES.

Long-distance communication.

The total length of long-distance channels as of January 01, 2004 amounted to 1 5236,8 thousand channels- kilometers, the gain for 2003 - 3630,7 thousand channels-kilometers, including digital network - 12983,4 thousand channels- kilometers (85,2 %), the gain – 3859,9 thousand channels- kilometers.

The length of digital network channels is formed by digital systems of transmission of synchronous (11537,5 thousand channels- kilometers - 88,9%) and plesiochronous (1445,9 thousand channels- kilometers -11,1%) digital hierarchy .

From the total length of the channels the length along cable transmission lines amounted to 9 3,4 % (14229,7 thousand channels- kilometers), with the use of fiber-optic cable 77,8 % (11858,8 thousand channels- kilometers).

For the purpose of carrying outgoing long-distance and international traffic of OJSC "VolgaTelecom", 32558 outgoing long-distance telephone channels are in use, the gain in 2003 amounted to 2291 channels, including 31703 channels (97.4 %) equipped with outgoing automatics facilities (the gain is 2893 channels), 255 channels (0,8 %) of outgoing semiautomatics and 600 channels (1,8 %) of manual operation.

The installed capacity of long-distance switches in the network of OJSC "VolgaTelecom" was 4614 channels, the operating capacity - 1201 channels (26,0 %).

In the branches of OJSC "VolgaTelecom" the work on transfer of registered reference service "07" of regional centers to the oblast's center continued and resulted in the dismounting of long-distance switches in the oblast's centers.

S-12 electronic switches produced by Alcatel, AXE-10 by Ericsson (Sweden), EWSD by Siemens (Germany) and one quasi-electronic switch "Quarts" are used as cross-connect equipment of trunk automatic exchanges in the branches of OJSC "VolgaTelecom". In 2003 1956 kilometers of fiber-optic cable were laid and commissioned. 74 kilometers of microwave radio lines were constructed; 416 kilometers of analog transmission system are replaced by the digital transmission systems. 727 kilometers of cable lines with analog transmission systems are retired; 693 kilometers of air line wire are retired and dismounted.

Local communication

In 2003 automatic telephone exchanges with total installed capacity of 419452 access lines were commissioned in the city's networks of OJSC "VolgaTelecom". The basic input was due to the commissioning of digital telephone exchanges.

The operating ratio of installed capacity of Automatic telephone exchanges has increased by 0,5 % and amounted to 93,27.

The share of digital automatic telephone exchanges in the total capacity of cross-connect equipment in the city's network of interregional company for 2003 raised from 46,87 % to 54,9 %.

As of January 01, 2004 the number of a utomatic telephone exchanges in cities and settlements of urban type was 856 with total installed capacity of 3740,0 thousand access lines.

The gain of basic telephone sets in 2003 amounted to 218338.

Rural communication

In 2003 137 automatic telephone exchanges with total capacity of 36092 access lines were commissioned in the city's networks, simultaneously 22674 access lines of physically outdated equipment of crossbar offices and quasi-electronic exchanges were dismounted.

As of January 01 2004 in rural settlements 5028 telephone exchanges with total installed capacity of 722273 access lines are operating. Since the plan of development was fulfilled, the installed capacity operating ratio raised from 86,1 % to 87,6 %.

The installed capacity of digital exchanges in rural telephone networks increased by 3 1518 access lines and amounted by the end of 2003 to 102261 access lines or 14,2 % of the total installed capacity of cross-connect equipment. The increase for the year – 4,2 %.

In connection with commissioning of digital exchanges, the enlargement and equipment of crossbar offices with automatic number identification facilities, the installed capacity of automatic telephone exchange, having automatic passage to inter-city telephone network, increased by 48632 access lines and amounted by the end of the year to 693385 access lines – 96 % of total installed capacity.

In connection with the commissioning of digital transmission systems and carrying through the arrangements on liquidation of customer open wire lines of communication, the share of digital channels in the connection lines of rural telephone network amounted to 84,9 % from the total number of operating channels.

The gain of basic telephone sets of RTN in 2003 amounted to 29001 access lines, including telephone sets in apartments – 29434 access lines.

Recording communication

In the report year the productive activity of employees of cable communication industry of OJSC "VolgaTelecom" was aimed at reconstruction of equipment of cable telecommunication industry in order to improve qualitative indexes, to raise income and to reduce operational costs. So, in 2003 the works on upgrading the cross-connect equipment of cable telecommunication industry were done. Instead of physically and morally outdated stations of networks OP ETK-KS and AT/TH Nikola-Tesla, the integrated station TK-AT-600 was introduced in cable telecommunication section of long-distance telephone telegraph communication of Saransk.

In the branches using TA-AK-600, REX-400, SKAT-1000 equipment introduced in 2002, the technical staff successfully mastered technical service of cable telecommunication complexes.

In the fourth quarter of 2003 in the Republic of Chuvashiya branch, according to the investment plan, the reconstruction of public cable telecommunication network and of AT/TH network on the basis of telegraph switchover server TKS «Vector 2000» produced by CJSC «LInTekh», Moscow is completed.

In OJSC "VolgaTelecom" continued the deactivation works and removal from service of tone telegraphy systems TT- 48, 24, 12. This allows for clearing considerable technological space, to save electric energy.

In 2003 the number of telegraph channels of all kinds equipped with channel forming equipment in OJSC "VolgaTelecom" amounts to 10172. The installed capacity of KK stations amounts to 7999 access lines. The operating capacity amounts to 1634 access lines. The installed capacity of integrated stations amounts to 2708 channels. The operating capacity of integrated stations is 1929 channels.

Wire broadcasting

As of January 01, 2004 in the branches of OJSC "VolgaTelecom" 1282 broadcasting centers are registered, including 1024 wire broadcasting centers in rural areas, 825 centers of remote control. In 2003 285 broadcasting centers were closed. 902 localities are switched off from the wire broadcast network.

Total length of air line wires is 18 thousand km, on the power transmission lines - 48 thousand km; cable lines - 19 thousand km. For the year 18,0 thousand km of lines are liquidated.

The transfer of wire broadcast subscribers to radio broadcast is going on in all branches. The number of subscribers of radio broadcast amounted to 1135 thousand, including the gain in 2003 - 500 thousand. 15000 VHF receivers were sold to the former subscribers of wire broadcasting.

In the central broadcasting centers the replacement of tube amplifiers UPV-15, UPV-5; UPV-1,25 by semiconductor amplifiers together with installation of Yenisey-5, Yenisey -10, Yenisey -15 equipment went on - 20 amplifiers were replaced.

During the year the branches effected works on dubbing of cultural events, the income from this work amounted to 1 million 200 thousand rubles.

In the city broadcasting centers the works on upgrading multi-program wire broadcasting transmitters together with installation of semiconductor transmitters UPTV-2 x 120, UPTV-2, UPTV-2 x 30 are in progress, TP-Center equipment is introduced (Nizhny Novgorod, Samara, Izhevsk).

The further replacement of tube amplifiers, liquidation of long feeder lines, closing of unprofitable broadcasting centers , liquidation of accounts receivable for the wire broadcast services, flexible billing policy allow for reducing considerably the expenses of wire broadcasting.

Wire broadcasting remains today unprofitable sub-industry. In 2003 – the income of wire broadcasting amounted to about 320 million rubles, the expenses -387 million rubles.

TV and radio broadcasting

TV

In OJSC "VolgaTelecom" Oblast's radio-TV transmission centre in Orenburg of the works on transition of the space communication receiving stations from the analogue mode to the digital mode of "DMT-1000" type are finished, 268 sets.

The reconstruction of TV transmitters is effected in the following localities:

Abdulino - TVM-100 6TVK transmitter is installed;
Veseliy - TV -1OOM 21 TVK transmitter is installed;
Linevka - TSA-01 OM 6 TVK transmitter is installed;
Nazarovka - TVM-100 8 TVK transmitter is installed;
Nikolskoe - TVM-100 23 TVK transmitter is installed;
Pervomaiskiy – "Onega-0,1" 12 TVK transmitter is installed;
Pilugino - TV-1OOM 26 TVK transmitter is installed;
Energetik - TVM-100 22 TVK transmitter is installed;
Tolkaevka - TV-1 OOM 29 TVK transmitter is installed.

The works were done for the purpose of improving the reliability and quality of TV broadcasting facilities.

Radio broadcasting

9 radio broadcasting transmitters were installed - in Kirov, Mordoviya, Orenburg and Samara branches for the purpose of broadcasting of "Radio of Russia" program in the zones of intermittent reception of RTRS VGTRK transmitters, for the transfer of wire broadcasting subscribers to the off-the-air reception of programs.

Cable television

In Nizhny Novgorod the first phase of cable television was commissioned, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are broadcasted; the cable television subscribers acquired the opportunity of high-speed access to Internet.

The number of cable television subscribers raised in the Republics of Chuvashiya and Maryi El branches. MMDS system functions in Samara branch (Syzran, Toliyatti). The construction of the first phase of cable television network in Orenburg was completed.

In 2003 4514,048 million rubles of **capital investments** were spent (103% of the plan), including the fulfillment of construction-assembly works program for the sum of 1658 million rubles (120 % of the plan) by means of contracting activity and own-account activities and the introduction of fixed assets in the amount of 4158,9 million rubles (105 % of the plan).

433,385 thousand numbers of fitted capacity were introduced, which exceeds the plan by 29,2 thousand access lines. 9,939 thousand subscribers were provided with radio access (DECT). The widening of cellular telecommunication of GSM standard by 35 thousands access lines is effected in the branch of the Republic of Maryi El, and by 1,0 thousand access lines - in Samara branch, on the basis of BS NMT-450 equipment ("DAMM" company, Denmark) and second-hand equipment produced by NOKIA. 1916 km of fiber-optic cable and 239 km of microwave radio were laid, 2520 inter-city telephone channels were introduced.

31482 cubic meters of civil purpose objects were constructed. In 2003 5 telecom center buildings were constructed.

The diagram presents the distribution of investments by communication industries for 2001-2003 and the forecast for 2004.



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21
4
10
65
13
11
14
62
13
8
12
67
12
16
14
58
2001
2002
2003
2004
(planned)
Others
New kinds of services
Long-distance and international
Local telecommunication

In respect of branches the introduction of basic production capacities is represented in the table:

Table 5

Introduction of basic production capacities							
Name of the branch	CTN, thousand access lines	RTN, thousand access lines	DECT, thousand subscribers	Radio phone, thousand subscribers	Cable and line structures, km	Micro wave radio, km	Automatic trunk exchange, channels
Kirov branch	49,02	1,86	0,22	0	52,852	0	0
Branch in the Republic of Maryi El	1,52	0,7	0	20	78,7	0	0
Branch in the Republic of Mordoviya	8,408	7,35	3,96	0	134,9	0	0
Nizhny Novgorod branch	93,542	6,25	1	0	231,97	238,9	0
Orenburg branch	27,638	4,766	0,68	0	233	0	0
Penza branch	16,579	3,96	2,54	0	30	0	0
Samara branch	47,796	1,99	0,58	1	282,28	0	0
Saratov branch	62,564	5,162	0	0	508	0	0
Branch in the Republic of Udmurtiya	24,936	0	0,48	0	0	0	0
Ulyanovsk branch	49,02	0,894	0,479	0	267	0	2520
Branch in the Republic of Chuvashiya	18,72	0,71	0	0	97,56	0	0
TOTAL	399,743	33,642	9,939	21	1916,262	238,9	2520

The biggest share in the total amount of network capacity introduced belongs to:
Nizhny Novgorod branch - 23 % (99 792 access lines);
Saratov branch – 15,6 % (67 726 access lines);
Kirov branch – 11,7% (50 880 access lines);
Ulyanovsk branch – 11,5% (49 914 access lines);
Samara branch – 11,5 % (49 786 access lines).

The biggest share in total amount of capital investments in 2003 belongs to Nizhny Novgorod branch (26,1%), Samara branch (17,7%), Saratov branch (10,3%).

The capital investments were financed from the following sources:

- own means - 2 728 478 thousand rubles (60,4%)
  including - amortization - 1 508 188 thousand rubles
  - profit - 1 220 290 thousand rubles
- raised funds - 1 785 570 thousand rubles (39,6%)
  including:
  - leasing - 1 078 543 thousand rubles

- bank credits - 372 603 thousand rubles

As compared to 2002, the share of capital investments financed from own sources, raised by 15,4%.

In 2003 the Company invested 360,2 million rubles in **introduction of new technologies, which** is 14 million rubles more than in 2002.

At present, OJSC "VolgaTelecom" is introducing the uniform management accounting system of the Company – Enterprise management system on the basis of ORACLE E-BUSINESS SUITE software.

In 2003 in the General directorate the testing exploitation of electronic document management system on the basis of "Lotus" software was effected. The specified system functions in RF Ministry of Communication and Informatization, OJSC "Sviayzinvest", OJSC "Rostelecom", in OJSC "VolgaTelecom", in Kirov branch and in the branch in the Republic of Mordoviya. Beginning from June 2003 all incoming documents of the General directorate were registered and monitored by the electronic document management system.

In Kirov branch 7 604 thousand rubles were invested in new kinds of services and technologies, 542 ports were installed. 16 data transmission nodes were installed, 9 data transmission nodes were expanded. The construction of billing system in a JV in Kirov, and of cable TV network continued.

In the branch of the Republic of Maryi El capital investments for introduction of new technologies amounted to 35504,2 thousand rubles, including:

- Introduction of Multifunction Call Processing Center (CALL center) – 9936,9 thousand rubles;
- Informational technologies – 18743,3 thousand rubles.
- Introduction of Service telephone card platform –3654,2 thousand rubles.
- Expansion of cable TV network – 3169,8 thousand rubles.

In the branch of the Republic of Mordoviya 31530,0 thousand rubles had been invested for introduction of new technologies, which allowed to commission 192 ports of wide-band XDSL access in Saransk, and also the users' access to Internet by means of high-speed dedicated lines was arranged. Simultaneously with additional Internet introduction (360 ports), the capacity of modem pool of dial-up access center was increased. Upon commissioning of Call-center, its capacity being 60 voice channels and 5 work stations, "Express reference" services, services for the users of Service telephone cards, newspaper advertisements reception services are rendered.

In Nizhny Novgorod branch in 2003 the intelligent network was constructed (16861 thousand rubles). The next stage of construction of Data Transmission Network – 129256 thousand rubles, aimed at expansion of the existing data transmission network and the establishment of new centers of access to Nizhny Novgorod long- distance telephone exchange and to subdivisions of Interregional centers of communication, was realized with the purpose of raising the quantity and quality of service of Internet clients. For this object the equipment for 52 million rubles was additionally purchased. The construction of wide-band multi-service cable TV network in Nizhny Novgorod (5177 thousand rubles) has been started.

Satellite TV is being introduced in Orenburg branch. In 2003 6 362 thousand rubles were spent for the specified project. 1739 thousand rubles were invested in cable television development. The construction of IP-telephony center in Orenburg and of the oblast's data transmission network is going on. The total amount of resources invested in new technologies in the branch in 2003 was 17601 thousand rubles.

In Penza branch big work is on for mastering new kinds of equipment and informational technologies:

1. In city's telephone network the following equipment was commissioned:

- RSU Equipment of EWSD type for 3458 ports, including 3008 subscribers and 450 trunk lines at city's telephone network in Nizhny Lomov town.

- RSU equipment of EWSD type for 4864 ports, including 3784 subscribers and 1080 trunk lines at CTN in Serdobsk town.

- New electronic Sub-exchange -44/5 of EWSD type for 3960 access lines, including 32 ISDN subscribers, was commissioned;

- The existing Tandem-transit exchange -44/1 of EWSD type for 1192 subscribers was extended;

- The existing Tandem-transit exchange -44/2 of EWSD type for 640 subscribers was extended ;

- The radio access equipment of DECT standard of "Gudvin-Europe" type for 2040 subscribers was commissioned in Serdobsk town and in Penza - for 500 subscribers.

- SDH city's network was expanded with installation of multiplexers: 1 STM-16 and 2 SMA 1-K;

1. In rural telephone networks the following equipment was commissioned:

- 23 electronic digital automatic telephone exchanges of TOS-120 type, with total capacity of 3810 access lines;

2. 30 km of fiber-optic cable lines were constructed in intrazonal communication lines with installation of 1 multiplexer of SMA-4 type;

3. In respect of new services:

- Multiservice ATM was expanded. 6 ATM-network centers were constructed at automatic telephone exchange 35, automatic telephone exchange 62, automatic telephone exchange 64, and automatic telephone exchange 57 in Penza, Kamenka and Kuznetsk. The centers were equipped with ATM - switches PSAX1000 and DSLAM Stinger produced by Lucent. The total number of access ports ADSL: 366 ports, and SHDSL: 288 ports.

- The oblast's data transfer network and the oblast's Internet sub-network were expanded. The old equipment of the oblast's data transmission network and Internet nodes was replaced and the new one was installed. 140 ports based on Cisco equipment were installed. 221 ports based on Vanguard equipment were installed.

- the following data transmission network channels were switched over to the digital channels:

1) Belinskiy, Bashmakovo, B.Demianovsk, Bessonovka, Gorodishche, Sosnovoborsk, Lunino, Mokshan, N.Lomov, 2Mb/s

2) Kameshkir, Nikolsk, 256Kb/s

2Mb/s Internet channel is added in Kuznetsk.

In Samara branch base stations NMT-450 were constructed on the basis of BS NMT-450 ("DAMM" company, Denmark) equipment and second-hand NOKIA equipment. 1000 access lines of cellular communication were introduced in localities of the oblast and of Samara city, while the plan was 700 access lines. Two base stations (4620 thousand rubles) were additionally commissioned.

- MMDS system of over –the –air and cable television – 11706 thousand rubles. 13361 subscribers were connected, while the plan was 12000 subscribers.

- The extension of Internet network - 18194 thousand rubles. Within the framework of contract with CJSC «Krok incorporated" Cisco equipment was delivered. The equipment delivered by the concluded contracts for the sum of 17136 thousand rubles was installed.

In Saratov branch 19387 thousand rubles were invested in the expansion of new services and technologies network, including:

- for purchase of equipment produced by "President –Agency" - 11101 thousand rubles, within the framework of the project "Corporate informational network",

- for the expansion of data transmission network in Saratov and Saratov oblast - 5958 thousand rubles.

In the branch of the Republic of Udmurtiya the construction of "Dial-up Internet access data transmission network" began. As the Board of directors of OJSC "VolgaTelecom" had failed to resolve the issue on the purchase of 49 % of Joint Venture "Izhcom" in due time, the equipment for the specified object was not purchased in full, and the object was not commissioned. The construction of multifunction call-center began on the basis of intellectual platform "Protey" (7411 thousand rubles). Because of insufficient financing of the object "Reconstruction of trunk line exchange building of Izhevsk city" the works on the deployment of equipment for the construction of cable network were not done in full.

In Ulyanovsk branch 7 379 thousand rubles were allocated to new services. Out of them 4516 thousand rubles were spent for the equipment purchase from LLC "Plus Communication" for the expansion of data transmission network; 1 625 thousand rubles were spent on "ETK payphones", 539 thousand rubles for "Paging" project.

In the branch of the Republic of Chuvashiya capital investments in introduction of new technologies amounted to 1436 thousand rubles. And namely, for the purchase of multiplex equipment and modem pools, owing to which the capacity of regional Internet access centers raised up to 2 Mb/s in towns Yadrin, Mariinskiy Posad and in Kugesi settlement. The total amount of Internet access services users amounted to 11810 against 3556 for the corresponding period of the previous year. The expansion of cable TV network in Cheboksary continued – 1077 thousand rubles.

5.1. Investment policy

Table 6

№	Index name	Measurement units	2002	2003	Rate of change of indexes 2003/2002 (%)
1.	Investments in fixed capital - **total,** **Including :**	Million rubles	3 468,8	4 514	130
	In respect of sub-industry structure:				
1.a	- traditional telephony	Million rubles	2 323,3	3 037,0	130,7
	- long-distance and international telephone communication		602,4	523,6	87
	- new services and technologies		420,3	360,2	86
	- others		122,9	593,2	483
	In respect of reproduction structure :				
	- new construction		966,6	1 841,1	190,5
1.б	- expansion		1 305,8	1 803,5	138,1
	- reconstruction	Million rubles	762,9	539,0	71
	- upgrading (modernization)		433,5	122,6	28
2.	The company own funds invested in fixed capital	Million rubles	1 561,8	2 728,5	174,7
3.	Raised funds invested in fixed capital	Million rubles.	1 907,0	1 785,5	93,6
4.	Fixed assets commissioned	Million rubles	3 352,0	4 158,9	124

5.	Productive facilities commissioned (according to the data of annual accounting, forms C-1, C-2) - CTN - RTN - Fiber-optic transmission lines - Microwave radios	 Thousand numbers km km	403,5 368,958 34,492 1885 33	433,4 399,743 33,642 1916,262 238,9	107,4

5.2. Basic indexes of network development

Table 7

№	Indexes	Measurement units	2002	2003	Rate of change of indexes 2003/2002 (%)
1	2	3	4	5	6
1.	The gain of length - of long-distance (intrazonal) telephone channels, total	Thousand channel/km	2431,6	3630,7	149,3
	Including formed by digital transmission systems	Thousand channel/km	2578,3	3895,9	151,1
2.	Gain of quantity of basic telephone sets, total, - CTN; - RTN.	Thousand pieces Thousand pieces Thousand pieces	212,9 190,4 22,5	247,3 218,3 29,0	116,5 114,7 128,9
3.	The gain of outgoing automatic channels of automatic trunk exchange , total Including by zone telecommunication	channels channels	1413,0 597,0	3814,0 2840,0	269,9 475,7

5.3. Basic economic indexes of the Company

Table 8

Index name	Measure ment unit	2002	2003	Rate of change of indexes 2003/2002 (%)
Proceeds (exclusive of VAT)	Thousand rubles	10967595	14677305	133,8
Tariff income	Thousand rubles	10587626	14242307	134,5
Costs	Thousand rubles	7796626	10463155	134,2
Balance-sheet profit	Thousand rubles	1969618	2867138	145,5
Profitability by balance-sheet profit	%	25,3	27,4	108,3
Net profit	Thousand rubles	1241307	2009438	161,8
Prime cost of 100 rubles of proceeds		71,1	71,3	100,2

In 2003 the proceeds from sales of the Company's services amounted to 14 677 million rubles, which makes 133,8 % of the increase as compared to the previous year proceeds level. Overfulfilment of the plan amounted to 324,7 million rubles.

The share of electric communication services in the Company's income increased and amounted to 97% (in 2002 - 96,5%) for 2003.

The income of OJSC "VolgaTelecom" in 2003 amounted to 14 242 million rubles, with the growth rate of 134,5% as compared to the previous year level.

Graph: the Company's income growth rate


135,0
134,0
133,0
132,0
131,0
130,0
129,0
128,0
127,0
%
134,5
132,1
129,7
2001
2002
2003

5.4. Income structure in respect of kinds and categories of consumers.

Table 9

Kinds of services	Total (exclusive of VAT and sales tax), thousand rubles	Including	
		From budgetary organizations, thousand rubles	From population, thousand rubles
Income from telecommunication services – total including:	14242307,0	1152606,2	8141659,5
Long-distance and international telephone communication	5656307,7	467937,7	2654245,0
City's telephone communication	5557692,9	439507,3	3970177,1
Rural telephone communication	778275,4	82983,6	593806,9
From connections made with the use of all types of payphones	251083,0	126,8	249555,2
Recording communication	603032,8	83760,7	256487,4
Wireless communication, radio broadcasting, TV and satellite communication	91981,6	39248,1	30466,8
Wire broadcasting	332840,0	29473,5	275799,4
Mobile electric communication	160394,6	7285,5	108329,0
From ISDN services	30455,0	2279,1	2044,9
From intelligent networks services	978,1	3,9	747,8

From connection and traffic carrying services	779266,0		

Diagram: the Company's income structure according to industries.


1,1%
0,2%
5,5%
0,7%
2,3%
4,2%
39,7%
1,8%
5,5%
39,0%
Long-distance and international telephone communication
city's telephone communication
rural telephone communication
Services with pay telephones of all types used
recording communication
Wireless communication, broadcasting, TV and satellite communication
Wire broadcasting
mobile electric communication
ISDN services
connection and carrying traffic

The total gain of income from rendering telecommunication services by the Company amounted to 3 653 million rubles.

- In 2003 the basic part of the Company's income gain was obtained due to local telephone communication - 1 818 million rubles or 50% from the gain total sum. The growth of income by the specified industry was influenced by the following factors:
  - increase of tariffs – 62% of the sum of the industry income gain, including regulated by state – 48%,
  - development of local telephone communication facilities - 37% of the sum of the industry income gain.
- The income gain obtained due to international telephone communication amounted to 1 301 million rubles or 36% of the total sum of income gain and is ensured owing to:
  - growth of long-distance and international exchange by 64% from the sum of income gain by industries,
  - change of method of settlement in respect of rendered services with OJSC "Rostelecom" by 22%,
  - change of tariffs for long-distance communication services by 14%, including owing to the change of tariffs regulated by state by 11%.
- The income gain in respect of other telecommunication services amounted to 534 million rubles or 14% of the total sum of income gain. The basic factor which has influenced the gain is the development of communication facilities, especially of those connected with rendering new kinds of services.

In 2003 the Company's income from the new kinds of services amounted to 612 million rubles, with the growth rate of 229,3% as compared to the previous year.

In 2003 the share of new services in the total amount of telecommunication services was 4,3%. In the structure of income from new telecommunication services, rendered by the Company, Internet services occupy dominant place - 66,9% (income – 409 million rubles). In 2003 Internet services income growth rate amounted to 180,9%.

5.5. Structure of expenses for 2003

The Company's prime cost expenses in 2003 amounted to 10 463 million rubles, with the growth rate of 134,2% as compared to the previous year.

Summary data on operating costs of the Company are presented in the table:

Table 10

Element wise costs	2002 (thousand rubles)	2003 (thousand rubles)	Gain (thousand rubles)	Growth rate
Wage costs	2517733	3411612	893879	136%
Deductions to social insurance	873191	1152290	279099	132%
Fixed assets depreciation	1013639	1533958	520320	151%
Material costs	715586	780516	64930	109%
Expenses for OJSC "Rostelecom" services	959289	1377380	418090	144%
Other expenses	1717191	2207399	201120	128%
Costs, TOTAL	7796629	10463155	2666526	134%

Diagram: the Company's operating costs structure.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
22,0
12,3
11,2
13,0
9,2
32,3
21,1
13,2
11,0
14,6
7,5
32,6
2002
2003
Other expenses
Expenses for "Rostelecom" services
Social needs deductio
Depreciation deductio
Material costs
Wage costs

In the structure of expenses in 2003 the share of depreciation deductions increased by 1,9%. The depreciation deductions amounted to 1533,96 million rubles and increased by 520,3 million rubles as compared to the previous year (the growth rate amounted to 151%). Generally it was caused by the commissioning of fixed assets in the end of 2002 and in 2003, and also by the specification of equipment lifetime.

The share of expenses for OJSC "Rostelecom" services increased by 1,1%. In 2003 the expenses for OJSC "Rostelecom" services amounted to 1 377,38 million rubles (the growth rate was 144%). The growth was due to the change in 2003 of the method of settlements in respect of rendered services, and also due to the increase in long-distance traffic which grew by 23,3%.

The share of expenses on current keeping of facilities is reducing, according to the final results of the year the material costs increased by 64,9 million rubles, which makes only 2,4% of the increase of operating costs.

Material costs in 2003 amounted to 780 million rubles, the growth rate - 109%, which is upon the whole lower than the rates of growth of the prices on manufactured product in the regions of Volga Federal District (in average about 116%).

The growth rate – 129% - of other expenses was lower as compared with the growth rate of operating costs, which naturally resulted in the reduction of this item of expenses in the structure of operating costs. Among other expenses are the costs for electric energy which grew by more significant rates – 137% and amounted to 242 million rubles. This is mainly related to the increase of tariffs for electric energy.

The expenses for outside organizations' services increased at considerable growth rates (186 %) and amounted to 694 million rubles for the year. Generally it is connected with taking non-core structural construction subdivisions out of the structure of the Company, and with routine and capital repair of electric communication facilities.

5.6. Basic indexes of effectiveness of the Company's activity.

OSC "VolgaTelecom" fulfilled budget tasks in respect of balance-sheet and net profit.

The Company's income indexes are the following.

The net profit in 2003 increased by 768,2 million rubles in comparison with the previous years and amounted to 2009,44 million rubles, which corresponds to the planned parameters of the Company's budget. The net profit growth rate amounted to 161,8%.

Before- tax income - 2867 million ruble, the growth rate as compared to the previous year data amounted to 145,5%.

Profitability in respect of before-tax income - 27,4% (planned - 26,5%),

Profitability in respect of net profit - 19,2%.

Table 11

№№	Index name	Measure ment unit	2002	2003.	Rate of change of indexes (%)
1.	Income per a line	rubles	2942,8	3553	120,7
2.	Balance sheet profit per a line	rubles	547,5	713,3	130,3
3.	Income per an employee	rubles	195816,9	276179	141
4.	Balance sheet profit per an employee	rubles	36427,8	55434,3	152,2
5.	Number of lines per an employee	pieces	66,5	77,7	116,8

5.7. Information on the amount of net assets of the Company.

Table12

	As of January 01, 2004
1. Net assets amount (thousand rubles)	13 153 078
2. Charter capital (thousand rubles)	1 639 765
3. Reserve fund (thousand rubles)	81 988
4. The ratio of net assets to charter capital (line1/ line 2) (%)	802,13
5. The ratio of net assets to the amount of charter capital and reserve fund (line 1/ (line 2+ line 3)) (%)	763,93

For the report period the net assets grew by 1 673 744 thousand rubles or by 14,58 %.

VI. WORK WITH STAFF

Management structure improvement

Among the arrangements of 2003 an important role belonged to reorganization of organizational and staff structure of the enterprise and to the introduction of new management systems. The transformations were effected simultaneously in all branches of the Company. The organizational and staff structure was improved, new departments and services were created in structural subdivisions and in administrative staff, and the work on harmonization of structures and staff schedules was done. In the administrative staff of General directorate and of branches' directorates new subdivisions were established: the Department (Directorate) of internal audit, the Department (service) of security, the section of VIP customers, Social development directorate and others, the existing subdivisions were reorganized and the functions were redistributed between them. Simultaneously the production departments, not

meeting the requirements of modern production, were reorganized. For the established subdivisions the Provisions and employees' duty regulations were elaborated and approved.
The reorganization of organizational and staff structure, effected in 2003 was aimed at raising the effectiveness of the Company's management. As the result of effected transformations, the functions of Departments, Directorates, sections and services of the Company were considerably extended and changed, and the management systems began to function more effectively.

In 2003 personnel lists were analyzed and on the basis of the analysis the plan of arrangements on optimization of staff size in accordance with the approved macro indexes was elaborated. As the result of the arrangements effected in 2003 the staff on the payroll was decreased by 3,7% and amounted to 49278 hands. The biggest rundown took place in Kirov branch – 7,4%, in Samara branch – 4,9% and in the branch in the Republic of Maryi El – 4,8%. During the year in the branches 963 staff hands were reduced. The basic arrangements on optimization of the staff size were the following:

- the transfer of functions: of security, cable and other mail delivery, long-distance load transfer;
- introduction of new equipment and technologies;
- improvement of labor management (automatization and compacting of working places, change of mode of work, redistribution of functions).

Planned staff on the payroll for 2004 is 47638 persons.

Diagram: Average registered manpower



10 000,00
9 000,00
8 000,00
7 000,00
6 000,00
5 000,00
4 000,00
3 000,00
2 000,00
1 000,00
0,00
persons
8 255,00
8 586,00
4 315,00
4 660,00
5 933,00
6 107,00
2 219,00
2 332,00
7 260,00
7 638,00
2 506,00
2 639,00
2 962,00
3 102,00
3 114,00
3 194,00
6 050,00
6 245,00
3 135,00
3 158,00
3 398,00
3 503,00
Nizhny Nivgorod branch
Kirov branch
Orenburg branch
Branch in the Republic of Maryi El
Samara branch
Branch in the Republic of Mordoviya
Penza branch
Branch in the Republic of Chuvashiya
Saratov branch
Ulyanovsk branch
Branch in the Republic of Udmurtiya
AVERAGE MANPOWER (persons) 2003
AVERAGE MANPOWER (persons) 2002

Labor and wages

The average monthly earnest of the Company's employees in 2003 amounted to 6 254 rubles. The general rate of growth of the average monthly earnest in the Company amounted to 144,2 %. This is confirmed by the following figures: the wages were raised in Kirov branch by 22,1%, in branch in the Republic of Maryi El - by 40% , in branch in the Republic of Mordoviya by 20%, in Nizhny Novgorod branch - by 25%, Orenburg branch- by 18%, in Penza branch - by 22%, in Samara branch - by 45%, in the Republic of Udmurtiya branch - by 20%, in Ulyanovsk branch - by 48%, in branch in the Republic of Chuvashiya – by 40%. Although in spite of the increase of the wages in all the branches (except for Saratov branch) during the year, the wages in Kirov and Penza branches remains rather low - 5088 rubles and 5067 rubles correspondingly.

At the formation of wages in the branches of the Company the following factors were taken into account:

1. Indexes of economic effectiveness of the branch for the report period.
2. Return from personnel costs and the proceeds per an employee.

Besides, the work on adjustment of wages and its balancing in each group of branches and on achievement of its higher level, was done. In accordance with Field agreement, the minimal wage rate was increased up to 1500 rubles. As the result, not bad expected ratio (one and a half) of average wage in the branches to average wage in the regions was obtained, which is seen in the data on the results of the year.

Differential approach, used at the formation of salary fund in the branches, was not chosen accidentally. It allowed not only to prevent passing the limits of the existing budget of the Company and overspending of financial resources, but also increased the staff's interest in final results of the enterprise's activity, mobilized internal resources and directed them at the achievement of higher economic indexes, which in prospect leads to the growth of prosperity of the enterprise's employees.

Ratio of average wages in the Company to the wages in the branches

Table13

Name of enterprises	Ratio of average wages in the Company to average wages in the branch
Kirov branch	1,2
Branch in the Republic of Maryi El	1,6
Branch in the Republic of Mordoviya	1,7
Nizhny Novgorod branch	1,6
Orenburg branch	1,3
Penza branch	1,3
Samara branch	1,0
Saratov branch	1,7
Branch in the Republic of Udmurtiya	1,6
Ulyanovsk branch	1,5
Branch in the Republic of Chuvashiya	1,6
OJSC "VolgaTelecom" TOTAL	1,5

Average wage of registered employees for 2002-2003 per employee.



9000
8000
7000
6000
5000
4000
3000
2000
1000
0
persons
3586
5088
3779
5770
3576
5759
5286
7818
4251
5617
3558
5067
4119
6142
4343
5809
6054
7375
4081
5973
3710
5664
Kirov branch
Branch in the Republic of Maryi El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2002
2003

At reorganization the regional branches with different levels of wages were affiliated to the interregional company: from 3500 rubles in Kirov branch, in branch in the Republic of Mordoviya and in Penza branch, up to 6000 rubles in branch in the Republic of Udmurtiya, and in all branches the issues of remuneration of labor were raised. Balancing of wage level in the Company's branches was one of important tasks of 2003. Summarizing 2003 it is necessary to note that the fund of wages of registered employees (except for dual jobholders and employees working by civil law contracts) was increased as compared to the similar period of the previous year by 38,9% and amounted to 3698,3 million rubles.

In 2004 the increase in average wage as compared to 2003 should amount to 128,7 % and reach the level of 7734 rubles. That is why one of the basic goals of 2004 is the work on harmonization of wages, balancing of wages in respect of each group of branches and achievement of higher level of wages.

Comparison of registered employees wages funds


thousand rubles
900 000,00
800 000,00
700 000,00
600 000,00
500 000,00
400 000,00
300 000,00
200 000,00
100 000,00
0,00
774 496,00
544 659,00
263 451,00
200 580,30
399 942,90
311 539,90
153 656,60
105 775,10
535 152,80
377 539,50
173 182,90
113 265,50
180 130,70
132 458,50
211 649,00
142 212,00
421 779,50
325 471,30
224 718,10
154 681,90
300 741,90
254 525,00
Nizhny Novgorod branch
Kirov branch
Orenburg branch
Branch in the Republic of Maryi El
Samara branch
Branch in the Republic of Mordovia
Penza branch
Branch in the Republic of Chuvashiya
Saratov branch
Ulyanovsk branch
Branch in the Republic of Udmurtiya
Wages fund (thousand rubles) 2003
Wages fund (thousand rubles) 2002

Work with staff.

Conclusion of agreement with trade union

In 2003 the work on elaboration and coordination of Agreement between the Board of representatives of trade unions of OJSC "VolgaTelecom" and OJSC "VolgaTelecom" was done. In 2004 on the basis of the concluded agreement the work on concluding collective agreements in the Company's branches will be planned

Work with non-government pension funds

For the purpose of additional retirement insurance of employees, the Provisions on non-government pension insurance through non-government pension funds "Telecom-Soyuz" and "Doveriye" were elaborated.

As of January 01, 2004 the number of participants receiving additional non-government pension from non-government pension fund "Telecom-Soyuz" amounted to 1 634 persons. The number of investors in non-government pension fund "Doveriye", who are the employees of OJSC "VolgaTelecom" amounted to 6 294 persons.

Work with RF Pension fund

In 2003 the work on submission to RF Pension fund of information on labor experience of persons insured in obligatory pension insurance system was done.

The work on concluding agreements on the choice of a managing company was done.

Preparation of personnel expense budget

In 2003 human resources services successfully mastered a new method of personnel expense budget planning.

Formation of administrative personnel reserve

In 2003 in the Company in connection with structural transformations, the administrative personnel reserve for posts of interregional company's chiefs was formed. At present there are 88 persons in the administrative personnel reserve. The reserve meets the requirements of OJSC "Sviayzinvest" almost by all indexes.

Rating of staff

In 2003 the employees of financial, economic, bookkeeping, legal, marketing services and of PR-services underwent through a complex testing.

From 148 tested persons:

about 8 % were included into the "gold" reserve of the Company;

36% are the personnel reserve of the Company.

Staff training

One of the trends of staff policy of the Company in 2003 was the organization of permanent education of the staff, improving its qualification by means of using all modes of training. In the report year the staff training in educational institutions, in training schools, seminars, trainings, and also short-term education on the basis of Training centers of the Company remained the basic forms of improving the qualification of the staff.

So, 8 291 persons improved their qualification in Training centers, which makes 130 % as compared to the level of 2002 upon the average in the Company. 5 million rubles were spent for these purposes.

809 persons (whereof 625 - for the Company's account) are getting higher and second higher education. The expenses on education amounted to 5,9 million rubles. The expenses on education of personnel reserve amounted to 1,4 million rubles.

Total number of persons trained by different off-site training programs of target preparation in 2003 was 1279. 14, 6 million rubles were spent for these purposes.

More than 1,5 million rubles were spent on the equipment of material and technical base of Training centers. In 2004 it is planned to spend more than 10,8 million rubles on the upkeeping, and further renewal and development of material and technical base of Training centers of Interregional company.

Formation of corporate culture.

In 2003 in Ulyanovsk, Orenburg, Nizhny Novgorod and the Republic of Chuvashiya branch the professional skill contests with conferring on title "The best in the profession" were organized. The winners of the contests received cash bonuses and valuable gifts and were included into the Book of Honor (branch in the Republic of Chuvashiya). In Ulyanovsk branch the Museum of telecommunication was established and the book "Uniting hearts and business" about the development of telecommunication in the region was published. In all branches of the interregional company the arrangements devoted to the Day of telecommunication, the Victory day, the Senior's day were organized jointly with the trade union. In Orenburg branch the stand "Corporate achievements" presenting the results of inter-production competition in the branch was formed. In Nizhny Novgorod and Ulyanovsk branches sport and health-improving holidays of communication men were organized. The employees and their families took part in them.

For 2004 we are planning the arrangements aimed at the further development of corporate culture and rallying of the employees. The general directorate of the Company plans to spend about 500 thousand rubles for these purposes in 2004. So, guided by the experience of other interregional companies, the Company will organize professional skill contests of the employees within the framework of the entire interregional company.

Introduction of target management – compensation and motivation system by MBO.

In 2003 the project of transfer to the new compensation and motivation system by MBO was set up. Within the framework of the project, the goals of Directorates (sections) on staff work of the branches for 2004 were elaborated and approved by OJSC "Sviayzinvest".

Awarding

For 2003, a number of persons were singled out for awarding and for conferring on titles of honor:

1. Awarding of the order of "National merit of third degree" – 1 person.
2. "Expert of telecommunication":
55 persons were singled out, 26 persons were conferred;
3. "Honorary radio operator":
11 persons were singled out, 11 persons were conferred.
4. Certificates of honor of OJSC "VolgaTelecom" were awarded to – 34 persons.

VII. THE PROSPECTS OF THE COMPANY'S DEVELOPMENT

The marketing strategy of the Company is based on the following provisions:

- OJSC "VolgaTelecom" is the natural monopolist, the operator of traditional telecommunication services, operating on the territory of 11 regions of the Volga area. The Company exercises its activity within the limits of Volga region. The Company doesn't plan to diversify its business in other industries.
- The most important indexes of effectiveness of the Company's work is the growth of turnover and of profit;
- The basic internal task is reorganization and improving the manageability of the Company.
- OJSC "VolgaTelecom" develops its activity in respect of all kinds if telecommunication services on the basis of researches and analysis of the development of the Volga region market.

The basic forecast of the development of the market is based on fast development of mobile communication operators, offering the services primarily in the high-profitable users' segment. The increase in traditional and new services, except for mobile communication, also makes a contribution. As the result, the market of telecommunication services may grow from 850 up to 1 400 million dollars in 2006.

On the basis of examination of tendencies and the forecasting of the development of market and competitive environment, the goal was formulated to achieve the total turnover in respect of all services (including telecommunication services) of 772,9 million dollars in 2006, what means the increase by 64% as compared to the indexes of 2003 (see Diagram). Herewith, the total market share will be kept at the level not lower than 50%. The new services should provide for basic contribution to the forecasted increase.

By reference to the marketing strategy of OJSC "VolgaTelecom" the following investments projects are foreground for the Company:

1) Projects contributing to strengthening of the Company's position in the sphere of new services. These projects are the most vulnerable to the attacks of competitors, the majority of which specializes in them. The most important tasks under these conditions are the quickest construction and the start of multi-service network and the extension of range of services rendered with the use of the network, introduction of Call-centers in the regions with their further consolidation into the Uniform reference service, development of cable television on the basis of technologies allowing to render to the consumer additionally the wide range of services (including the services of high-speed access to the Internet). In the sphere of traditional telephony – investments into projects allowing to satisfy the demand for traditional telephone communication as quickly as possible and contributing to the introduction of combined packages of additional kinds of services with telephony, Internet and other services.
2) Projects, contributing to the improvement of quality of services rendered in the segment of self- financing organizations. Today the main priority of the Company is the cardinal change of relations with clients, first of all – with corporate and VIP-clients of business sector, and also with population having high income level. Accordingly, the investment

Diagram: Dynamics of sales of OJSC "VolgaTelecom" and the change of Volga region telecommunication services market size


1500
1000
500
0
850
1400
471
772,9
Market size, million dollars
Sales, million dollars
2003
2006
Sales, million dollars
Market size, million dollars

priority is the technical providing major corporate clients who incur high telecommunication expenses and also building companies constructing buildings and offices in high solvent demand regions with qualitative complex telecommunication services.

3) Projects contributing to the strengthening of competitive positions in regions producing the largest profit for the Company. The most attractive regions for OJSC "VolgaTelecom" are Samara, Orenburg, Nizhny Novgorod and Saratov oblasts. The economy of these regions will develop at outstripping growth rate. The attractiveness of these regions is confirmed by the fact; this is the place where alternative operators are actively investing. The return on investments in these regions is higher than in other branches of the Company. At the same time, the establishment of the so called "centers of

responsibility " is reasonable - which means the transfer of development of certain perspective projects in the regions which are the most advanced in these spheres and which have successful experience of their introduction.

VIII. THE USE BY THE COMPANY OF UNDISTRIBUTED PROFIT

8.1. The basic trends of using undistributed profit in 2003.

Table14

№№	Index name	Measurement unit	2003	
			Approved by the General meeting of stockholders	Report
1.	Clear balance of past years undistributed profit, subject to distribution, as of January 01, 2003.	Thousand rubles	328038	328038
	Trends of its using:			
a)	Cover for losses	Thousand rubles		
b)	Formation of reserve capital			
c)	Increase of stock capital as related to undistributed profit of past years.	Thousand rubles	328038	328038
2.	Undistributed profit of the report year	Thousand rubles	1471951	1241307
	Basic trends of using undistributed profit of the report year:			
a)	Cover for losses of past years			
b)	Formation of reserve fund in % of net profit	Thousand rubles %	9156	9156
c)	Formation of special fund of corporalization of the Company's employees (if the establishment of the fund is stipulated by the constituent documents) In % of net profit	Thousand rubles %		
d)	Payment of dividends in % of net profit	Thousand rubles	320995 21,8	320995 25,8
e)	Increase of stock capital as related to undistributed profit of the report year In % of net profit	Thousand rubles %	1141800 77,6	911156 73,4

8.2. Basic trends of distribution of undistributed profit planned for 2004

Table 15

№№	Index name	Measurement unit	2004 Plan
1.	Undistributed profit of the report year	Thousand rubles	1999076
	Basic trends of using undistributed profit of the report year:		
a)	Cover for losses of past years	Thousand rubles	
b)	Formation of reserve fund in % of net profit	Thousand rubles %	
c)	Formation of special fund of corporalization of the Company's employees (if the establishment of the fund is stipulated by the constituent documents) In % of net profit	Thousand rubles %	
d)	Payment of dividends in % of net profit	Thousand rubles %	426332 21,3
e)	Increase of stock capital as related to undistributed profit of the report year In % of net profit	Thousand rubles %	1572744 78,7

IX. REPORT ON PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY'S SCHARES.

- The resolution on payment of dividends was passed by the General meeting of stockholders on June 27, 2003.
- The General meeting of stockholders established in the resolution the date of the beginning of payment of dividends - July 27, 2003.
- The actual date of the beginning of payment of dividends is July 28, 2003;
- The amount of dividend per share to be paid:
  Ordinary share – 0,7066rubles,
  Preferred share – 1,7954 rubles.
- The dividends are paid by cash, by bank transfer, postal transfer.
- For 2003 dividends in the amount of 320 995 115,83 rubles were accrued. The amount of paid dividends as of December 31, 2003 was 312 959 458,77 rubles or 97,5 % of the total amount of dividends to be paid. The rest of the amount of dividends (8 035 657,06 rubles) was not paid because of non-submittal by a part of stockholders of their requisites for the transfer of the funds.

Dynamics of declared (accrued) dividends on the Company's shares (per a share)

Table 16

Kind of security	2002		2003	
	Amount (rubles)	**% of face value**	**Amount (rubles)**	**% of face value**
Ordinary shares	0,7066	14	0,9186	18,37
Type A preferred shares	1,7954	35	2,4510	49,02

X. INFORMATION ABOUT THE MOST REVENUE-INTENSIVE TRANSACTIONS MADE BY THE COMPANY

Large transaction, the resolution on their approval was passed by the general meeting of the Company's stockholders:

- On February 12, 2003 extraordinary general meeting of stockholders considered the issue: "On the approval of purchase and sale transaction of 50 000 (fifty thousand) ordinary shares of CJSC "NCC" between the Company and "Russian Telecommunications Development Holding Corporation", there is an interest in this transaction making" and by the majority of votes of all not interested in the transactions stockholders-owners of voting shares the following resolution was passed: "Approve the purchase and sale transaction of 50 000 (fifty thousand) ordinary registered paperless shares of CJSC "NCC" making 50% of CJSC "NCC" charter capital at the price of 20.000.000 (twenty million) US$ in accordance with the terms and conditions of purchase and sale contract between the Company and "Russian Telecommunications Development Holding Corporation" (minutes №1). On the basis of this resolution the Company concluded purchase and sale contract of 50 000 (fifty thousand) ordinary registered paperless shares of CJSC "NCC" making 50% of CJSC "NCC" charter capital at the price of 20.000.000 (twenty million) US$.

Large transactions, the decision on their approval was made by the Company's Board of directors:

- On February 11, 2003 the Company's Board of directors considered the issue "On the approval of the date of the beginning of initial placement of interest-rate, paper, bearer bonds of BT-1 series of OJSC "VolgaTelecom", and the following decision was made unanimously: "To set February 21, 2003 as the date of the beginning of initial placement of interest-rate, paper, bearer bonds of BT-1 series of OJSC "VolgaTelecom" (hereinafter – the Bonds) (minutes №21). As a result, on February 21, 2003 the issue of the Company's bonded loan was placed (paper, interest-rate, bearer bonds of BT-1 series), the volume of the issue (at face value) was 1 000 000 000 rubles, the Bonds' maturity – 3 years. Twelve coupon periods are stipulated for the Bonds, the duration of each period being 3 months. The rate for 1-2 coupons is 4,75% per year, for 3-4 coupons – 16,5% per year, for 5-10 coupons – 15% per year, for 11-12 coupons – 13% per year.

- On May 28, 2003 the Company's Board of directors considered the issue "On implementation of ERP system" and by the majority of votes the following decision was made: "To consider it to be expedient to implement ERP system on the basis of Oracle E-Business Suite software. To approve the contract of supply of Oracle E-Business Suite software with CJSC "Open technologies 98" for the amount in rubles equivalent to 26 298 296,82 (twenty six million two hundred ninety six thousand two hundred ninety six and 0,82) US$" (minutes №6). On the basis of this decision the contract was concluded with CJSC "Open technologies 98" for the supply of Oracle E-Business Suite software for the amount in rubles equivalent to 25 605 915,00 US$.
- On July 25, 2003 the Company's board of directors considered the issue "On the Company's participation in OJSC "Tatincom-T" and on the approval of transactions related to the acquisition of OJSC "Tatincom-T" shares the value of which make from 0,5 to 25 per cent of the Company's balance sheet asset" and by the majority of votes the following decision was made: "To recognize it to be expedient to participate for the Company in OJSC "Tatincom-T" by acquiring 3 418 837 ordinary shares which makes 50%+1 share of the total number of ordinary shares placed by OJSC "Tatincom-T". To approve purchase and sale transaction of 2 197 668 ordinary shares of OJSC "Tatincom-T" of the total cost of 9 631 088 US$ made with OJSC "Tatneft". To approve purchase and sale transaction of 1 221 169 ordinary shares of OJSC "Tatincom-T" of the total cost of 5 351 667 US$ made with "Ismona Trading Co. Limited" company (Cyprus). To approve the contract of suretyship with OJSC "Tatneft" on the following terms and conditions: guaranteed obligation – obligation of "Ismona Trading Co. Limited" (Cyprus) for compensation to the Company, in addition to other, of: - purchase price of shares acquired from it which makes ruble equivalent of 5 351 667 US$ in case of withdrawal of all or a part of acquired shares as a result of (i) circumstances existed prior to the date of shares purchase and sale contract conclusion, (ii) breach by the Seller of representations and warranties under the shares purchase and sale contract; - the amount of losses incurred by the Company in case of breach of representations and warranties under the shares purchase and sale contract not resulted in the withdrawal of any acquired shares" (minites № 3). As a result the Company concluded: purchase and sale contract of 2 197 668 ordinary shares of OJSC "Tatincom-T" of the total cost of 9 631 088 US$ with OJSC "Tatneft", purchase and sale contract of 1 221 169 ordinary shares of OJSC "Tatincom-T" of the total cost of 5 351 667 US$ with "Ismona Trading Co. Limited" (Cyprus), and also the contract of suretyship with OJSC "Tatneft".

Related party transactions and the decision on their approval made by the Company' Board of directors:

- On April 10, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of contracts of non-government pension provision with non-government pension fund "Telecom-Soyuz", and by the majority of votes the following decision was made: "Basing on the cost of similar type of services to state that the cost of services rendered to the Company by Non-government pension fund "Telecom-Soyuz" under Contract № 117/03 of non-government pension provision with quarterly payments for the amount of 4 410 000 rubles is a market price. To approve the Contract of the Company with Non-government pension fund "Telecom-Soyuz" for non-government pension provision with quarterly payments for the amount of 4 410 000 rubles and purpose-oriented fees in the size of 4 per cent of the amount of the quarterly pension payment. Basing on the cost of similar type of services to state that the cost of services rendered to the Company by Non-government pension fund "Telecom-Soyuz" under Contract № 117p/03 for non-government pension provision with quarterly payments for the amount of 600 000 rubles is a market price. To approve the Contract of the Company with Non-government pension fund "Telecom-Soyuz" for non-government pension provision with quarterly payments for the amount of 600 000 rubles and purpose-oriented fees in the size of 4 per cent of the amount of the quarterly pension payment" (minutes №2). In accordance with this decision the Company concluded the appropriate contracts.

In accordance with article 83 of Federal Law "On joint stock companies" General Director Lyulin V.F. is a person interested in making the specified transaction by the Company.

- On April 23, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of the contract of financial lease (leasing) with OJSC "RTK-Leasing" for the acquisition of switching equipment for the branch in Saratov" and the following decision was made: "To state basing on the market cost of similar services that the price of services rendered to the Company under the contract with OJSC "RTK-Leasing" makes 48 026 484 rubles (VAT including), calculated on the basis of gross leasing rate of 19,22% per year, the price includes the cost of financing and the Lessor's commission less the insurance. To approve the conclusion by the Company of related party transaction, and namely the Contract of leasing № 710-204/03, its subject matter being switching equipment of "Alcatel" make for the branch in Saratov, the list of the equipment is indicated in Appendix 1 to the leasing contract, for the amount leasing payments of48 026 484 rubles (VAT including), the delivery period is 120 days since the advance payment is made with the transfer of property right for the equipment upon all leasing payments are made" (minutes №3). On the basis of this decision the Company concluded the appropriate contract.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On April 23, 2003 when considering the issue "On the approval of related party transaction, and namely the conclusion of contracts of financial lease (leasing) with OJSC "RTK-Leasing" for the acquisition of switching equipment: for Nizhny Novgorod branch – PBX-32 in Dzerzhinsk town – the supplier is CJSC "JV BETO-HUAWEI" for the amount of 25 458 428 rubles; Through transit exchanges-44/45/48 C&C08 in Nizhny Novgorod city, the supplier is CJSC "JV BETO-HUAWEI" for the amount of 46 184 278 rubles; and also the contract for "Alcatel" equipment supply for the amount of 175 088 278 rubles earlier raised at the session of the Board of directors on April 10, 2003" the following decision was made: "To state based on the market cost of similar services that the price of services rendered to the Company under contract № 709-204/03 with OJSC "RTK-Leasing" makes 198 174 454 rubles (VAT including) calculated on the basis of gross leasing rate of 19,22% per year, the price includes the cost of financing and the Lessor's commission less the insurance; to approve, subject to comments, the conclusion by the Company of related party transaction, and namely the Contract of leasing № 709-204/03, its subject matter being the equipment of "Alcatel" make – PBX S-12 for Nizhny Novgorod branch (Transit exchange-9, Through transit exchange-30, Through transit exchange-19), the list of the equipment is specified in Appendix 1 to the leasing contract, for the amount of leasing payments of 198 174 454 rubles (VAT including), the delivery period is 120 days since the advance payment is made with the transfer of property right for the equipment upon all leasing payments are made. To state based on the cost of similar services that the price of services rendered to the Company under contract № 740-204/03 with OJSC "RTK-Leasing" makes 28 829 259 rubles (VAT including), calculated on the basis of gross leasing rate of 19,22% per year, the price includes the cost of financing and the Lessor's commission less the insurance; to approve, subject to comments, the conclusion by the Company of related party transaction, and namely the Contract of leasing № 740-204/03, its subject matter being switching equipment of CJSC "JV BETO-HUAWEI" make for Nizhny Novgorod branch (PBX-32 in Dzerzhinsk town), the list of the equipment is specified in Appendix 1 to the leasing contract for the amount of leasing payments of 28 829 259 rubles (VAT including), the delivery period is 120 days since the advance payment is made with the transfer of property right for the equipment upon all leasing payments are made. To state based on the market cost of similar services that the price of services rendered to the Company under contract № 741-204/03 with OJSC "RTK-Leasing" makes 52 299 322 rubles (VAT including), calculated on the basis of gross leasing rate of 19,22% per year, the price includes the cost of financing and the Lessor's commission less the insurance; to approve, subject to comments, the conclusion by the Company of related party transaction, and namely the Contract of leasing № 741-204/03, its subject matter being switching equipment of CJSC "JV BETO-HUAWEI" make for Nizhny Novgorod branch (PBX-44, 45, 48 in Nizhny Novgorod city), the list of the equipment is specified in Appendix 1 to the leasing contract for the amount of leasing payments of 52 299 322 rubles (VAT including), the delivery period is 120 days since the advance payment is made with the transfer of property right for the equipment upon all leasing payments are made" (minutes №3). On the basis of this decision the Company concluded the appropriate contracts.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On May 19, 2003 the Board of directors on the issue "On the approval of related party transaction, and namely the conclusion of contracts of financial lease (leasing) with OJSC "RTK-Leasing" for the acquisition of switching equipment of CJSC "JV BETO-HUAWEI" make for Orenburg branch (PBX-27 in Orsk town)" decided: "To state based on the market cost of similar services that the price of services rendered to the Company under contract № 738-204-03 with OJSC "RTK-Leasing" makes 35 328 220 rubles (VAT including), calculated on the basis of gross leasing rate of 19,22% per year, the price includes the cost of financing and the Lessor's commission. To approve the conclusion of related party transaction – the contract of financial lease (leasing) of movable property № 738-204-03 with OJSC "RTK-Leasing" on the following essential terms and conditions: the amount of leasing payments – 35 328 220 rubles (VAT including); the subject matter of the contract – leasing of switching equipment of CJSC "JV BETO-HUAWEI" for Orenburg branch (PBX-27 in Orsk town), the list of the equipment is attached to the minutes (Appendix 1); the term of leasing – 40 months; the delivery period is in quarter 3 of 2003; with the condition of the transfer of the property right for the equipment to the lessee upon all leasing payments are made" (minutes №5). In accordance with this decision the Company concluded the appropriate contracts.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

On September 17, 2003 the Company's Board of directors considered the issue "On the approval, as per chapter XI of Federal Law "On joint stock companies", of related party transactions, and namely: the agreement on the procedure of termination of contracts – № 1 of March 27, 1997 concluded between OJSC "Rostelecom" and OJSC "Nizhegorodsviyazinform"; № 78 of February 9, 1999 concluded between OJSC "Rostelecom" and OJSC "Sviyazinform" of Penza oblast; № 5 of March 27, 1997 concluded between OJSC "Rostelecom" and OJSC "Sviyazinform" of Chuvash Republic; № 4 of Marc 27, 1997 concluded between OJSC "Rostelecom" and OJSC "Martelcom" of the republic of Maryi El; № 34 of March 18, 1997 concluded between OJSC "Rostelecom" and OJSC "Saratovelektrosviyaz"; № 31 of November 14, 1996 concluded between OJSC "Rostelecom" and OJSC "Elektrosviyaz" of Orenburg oblast; № 2 of December 18, 1995 concluded between OJSC "Rostelecom" and OJSC "Kirovelektrosviyaz"; № 14/3 of March 31, 1997 concluded between OJSC "Rostelecom" and OJSC "Telecommunications networks of Udmurt Republic"; № 05-

21/0023 of December 26, 1996 concluded between OJSC "Rostelecom" and OJSC Sviyazinform" of Samara oblast; 05-21/0016 of December 23, 1996 concluded between OJSC "Rostelecom" and OJSC "Sviyazinform" of the Republic of Mordoviya; 05-21/0002 of November 27, 1996 concluded between OJSC "Rostelecom" and OJSC "Elektrosviyaz" of Ulyanovsk oblast, as regards the provision by the Company and by OJSC "Rostelecom" of services to each other to carry telephone traffic, and the contract on network interconnection between the Company and OJSC "Rostelecom", and by the majority of votes the following decision was made: "To approve the agreement on termination of the following contracts since 01.08.2003: № 1 of March 27, 1997 concluded between OJSC "Rostelecom" and OJSC "Nizhegorodsviyazinform"; № 78 of February 9, 1999 concluded between OJSC "Rostelecom" and OJSC "Sviyazinform" of Penza oblast; № 5 of March 27, 1997 concluded between OJSC "Rostelecom" and OJSC "Sviyazinform" of Chuvash Republic; № 4 of Marc 27, 1997 concluded between OJSC "Rostelecom" and OJSC "Martelcom" of the republic of Maryi El; № 34 of March 18, 1997 concluded between OJSC "Rostelecom" and OJSC "Saratovelektrosviyaz"; № 31 of November 14, 1996 concluded between OJSC "Rostelecom" and OJSC "Elektrosviyaz" of Orenburg oblast; № 2 of December 18, 1995 concluded between OJSC "Rostelecom" and OJSC "Kirovelektrosviyaz"; № 14/3 of March 31, 1997 concluded between OJSC "Rostelecom" and OJSC "Telecommunications networks of Udmurt Republic"; № 05-21/0023 of December 26, 1996 concluded between OJSC "Rostelecom" and OJSC Sviyazinform" of Samara oblast; 05-21/0016 of December 23, 1996 concluded between OJSC "Rostelecom" and OJSC "Sviyazinform" of the Republic of Mordoviya; 05-21/0002 of November 27, 1996 concluded between OJSC "Rostelecom" and OJSC "Elektrosviyaz" of Ulyanovsk oblast, as regards the provision by the Company and by OJSC "Rostelecom" of services to each other to carry telephone traffic; the agreement contains the following essential terms and conditions – the above said contracts are terminated since 01.08.2003 as regards the provision by OJSC "Rostelecom" and OJSC VolgaTelecom" of services to each other to carry telephone traffic, excluding the provisions relating to the obligations of the Company and OJSC "Rostelecom" to repay the existing debts for the services of telephone traffic carrying, the procedure, terms and conditions of settlements for the services of telephone traffic carrying till the billing month of August 2003, responsibility of the Company and OJSC "Rostelecom" for non-performance and/or improper performance of money liabilities for the services of telephone traffic carrying; the validity of provisions stated in sub-items a), b) and c) of item 1.1 terminates on the next day after proper performance of money liabilities by the parties for rendered services of telephone traffic carrying. To approve, subject to comments, the Contract on network interconnection between the Company and OJSC "Rostelecom", its subject matter being the provision of services by the parties to each other of long-distance and international telephone traffic carrying with extending the provisions of this contract to the relations of the parties since 01.08.2003 on the following terms and conditions – to make settlements for the services of long-distance telephone traffic carrying, going out from the Company's ABC zone, as per the approved by orders of Russia's Ministry of Antimonopoly Policy № 237 of 04.07.2003 and № 1078 of 15.10.2001 line calculation rates of OJSC "Rostelecom" and terminal calculation rates of ABC/DEF zone of other communication carriers (and also other ABC zones of the Company) on the network of which the traffic is terminated; to make settlements for the services of long-distance telephone traffic carrying, incoming into the Company's ABC zones, as per terminal calculation rates of the Company's ABC zones, the rates being approved by order of Russia's Ministry of Antimonopoly Policy № 1078 of 15.10.2001; to make settlements for the services of international telephone traffic carrying in the amount of 50% of the cost of services of international telephone connection rendered to the Company's Users" (minutes №10). In this connection the Company concluded the appropriate agreement and contract. In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V., a member of the Board of directors Lopatin A.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On October 30, 2003 the Company's Board of directors on the issue "On the approval of related party transaction, and namely the conclusion of contract of financial lease (leasing) with OJSC "RTK-Leasing" for the acquisition of switching equipment for the branch in the Republic of Maryi El" by the majority of votes made the following decision: "To state based on the market cost of similar services, that the price of services rendered to the Company under contract № 904-204/03 with OJSC "RTK-Leasing" calculated on the basis of gross leasing rate of 19,22% per year makes 65 156 083,2 rubles (VAT including) and includes the cost of financing and the Lessor's commission less the insurance. To approve related party transaction, and namely leasing contract № 904-204/03 (for the branch in the Republic of Maryi El) being concluded by the Company with OJSC "RTK-Leasing", on the following essential terms and conditions: the subject matter of the transaction – leasing of switching equipment of "Alcatel" make (the list is attached); the price of the transaction - 65 156 083,2 rubles (VAT including); leasing term – 40 months; the equipment delivery date – quarter 4 of 2003; with the proviso that the right of property for the equipment is transferred to the lessee upon all leasing payments are made" (minutes №14). On the basis of this decision the Company concluded the appropriate contract.
In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On October 30, 2003 on the issue "On the approval of related party transaction, and namely the conclusion of contract of financial lease (leasing) with OJSC "RTK-Leasing" for the acquisition of switching equipment for the branch in Saratov" the decision was made: "To state based on the market cost of similar services, that the price of services rendered to the Company under contract № 905-204/03 with OJSC "RTK-Leasing" calculated on the basis of gross leasing rate of 19,22% per year makes 57 452 046 rubles (VAT including) and includes the cost of financing and the Lessor's commission less the insurance. To approve related party transaction, and namely leasing contract № 905-204/03 (for the branch in Saratov) being concluded by the Company with OJSC "RTK-Leasing", on the following essential terms and conditions: the subject matter of the transaction – leasing of switching equipment of "Alcatel" make (the list is attached); the price of the transaction – 57 452 046 rubles (VAT including); leasing term – 60 months; the equipment delivery date – quarter 1 of 2004; with the proviso that the right of property for the equipment is transferred to the lessee upon all leasing payments are made" (minutes №14). Based on this decision the Company concluded the appropriate contract.
In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 355-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" was considered and the decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 355-204/02 concluded with OJSC "RTK-Leasing" on 21.06.2002, subject to changes introduced by the additional agreement, in the amount of 10 212 705,6 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 355-204/02 of 21.06.2002 on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 355-204/02 of

21.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 10 212 705,6 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 353-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and the following decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 353-204/02 concluded with OJSC "RTK-Leasing" on 17.06.2002, subject to changes introduced by the additional agreement, in the amount of 13 496 745,6 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement, being concluded by the Company with OJSC "RTK-Leasing", to leasing contract № 353-204/02 of 17.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 353-204/02 of 17.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 13 496 745,6 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 on the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 382-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" the Board of directors made the decision: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 382-204/02 concluded with OJSC "RTK-Leasing" on 27.07.2002, subject to changes introduced by the additional agreement, in the amount of 10 183 156,8 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 382-204/02 of 27.07.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 382-204/02 of 27.07.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 10 183 156,8 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 296-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes the following decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 296-204/02 concluded with OJSC "RTK-Leasing" on 26.06.2002, subject to changes introduce by the additional agreement, in the amount of 15 138 992,4 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 296-204/02 of 26.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 296-204/02 of 26.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 15 138 992,4 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the Company's Board of directors on the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 351-204/02 between OJSC "VolgaTelecom' and OJSC "RTK-Leasing" made the following decision: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 351-204/02 concluded with OJSC "RTK-Leasing" on 10.06.2002, subject to changes introduced by the additional agreement, in the amount of 14 722 066,8 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 351-204/02 of 10.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 351-204/02 of 10.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 14 722 066,8 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 having considered the issue " On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 383-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" the Board of directors made the decision: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 383-204/02 concluded with OJSC "RTK-Leasing" on 28.07.2002, subject to changes introduced by the additional agreement, in the amount of 11 944 610,4 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 383-204/02 of

28.07.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 383-204/02 of 28.07.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 11 944 610,4 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors considered the issue " On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 380-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes the following decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 380-204/02 concluded with OJSC "RTK-Leasing" on 26.06.2002, subject to changes introduced by the additional agreement, in the amount of 16 352 966,4 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 380-204/02 of 26.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 380-204/02 of 26.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 16 352 966,4 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the issue was considered on " On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 298-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and the decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 298-204/02 concluded with OJSC "RTK-Leasing" on 28.06.2002, subject to changes introduced by the additional agreement, in the amount of 18 067 287,6 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 298-204/02 of 28.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 298-204/02 of 28.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the change of the size of gross leasing rate of 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 18 067 287,6 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 while considering the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 381-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" the Board of directors made the following decision: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 381-204/02 of 01.07.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 17 536 238,4 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 381-204/02 of 01.07.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 381-204/02 of 01.07.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 17 536 238,4 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.
In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 210-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes the following decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 210-204/02 of 21.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 17 211 556,8 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 210-204/02 of 21.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 210-204/02 of 21.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 17 211 556,8 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.
In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the issue was considered "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 265-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and the decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 265-204/02 of 14.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 32 087 330,0 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by

the Company with OJSC "RTK-Leasing" to leasing contract № 265-204/02 of 14.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 265-204/02 of 14.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the change of the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 32 087 330,0 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 294-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes the following decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 294-204/02 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 13 257 619,2 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 294-204/02, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 294-204/02, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 13 257 619,2 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors while considering the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 266-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" made the following decision: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 266-204/02 of 21.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 16 464 940,8 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 266-204/02 of 21.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 266-204/02 of 21.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 16 464 940,8 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors on the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 290-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" made the following decision: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 290-204/02 of 23.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 17 576 349,6 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 290-204/02 of 23.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 290-204/02 of 23.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 17 576 349,6 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.
In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the issue was considered "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 354-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes the following decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 354-204/02 of 19.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 10 210 617,6 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 354-204/02 of 19.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 354-204/02 of 19.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 10 210 617,6 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.
In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On November 3, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 269-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and the decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 269-204/02 of 07.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 14 044 790,4 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement

being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 269-204/02 of 07.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 269-204/02 of 07.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 14 044 790,4 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 3, 2003 the Company's Board of directors on the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 352-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 352-204/02 of 13.06.2002 concluded with OJSC "RTK-Leasing", subject to changes introduced by the additional agreement, in the amount of 13 709 794,8 rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 352-204/02 of 13.06.2002, on the following essential terms and conditions: the subject matter of the transaction – changes of terms and conditions of leasing contract № 352-204/02 of 13.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 13 709 794,8 rubles (VAT including)" (minutes №15). In accordance with this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On November 12, 2003 the Company's Board of directors considered the issue "On the approval of transaction with OJSC "National Payphone Network", the transaction as per chapter XI of Federal law "On joint stock companies" being a related party transaction, and namely the conclusion of contract of acceptance of payphone cards" and made the decision: "Based on the market cost, to define the cost of services under the contract with OJSC "National Payphone Network" of accepting payphone cards as the product of carried traffic (in tariff units) from OJSC "National Payphone Network" cards by the internal price of one tariff unit. To approve the transaction with OJSC "National Payphone Network", the transaction as per chapter XI of Federal law "On joint stock companies" being a related party transaction, and namely the conclusion of contract of acceptance of payphone cards on the following conditions: communication carrier provides communication services with the payment by OJSC "National Payphone Network" payphone cards at the tariffs defined independently; the payment of communication carrier invoice is made by OJSC "National Payphone Network" within 10 banking days following the invoice receipt; the contract validity term is 1 year" (minutes №16). On the basis of this decision the Company concluded the appropriate contract.

  In accordance with article 83 of Federal Law "On joint stock companies" General Director Lyulin V.F. is a person interested in making the specified transaction by the Company.

- On November 12, 2003 the Board of directors while considering the issue "On the approval of transaction with OJSC "National Payphone Network", the transaction as per chapter XI of Federal law "On joint stock companies" being a related party transaction, and namely the conclusion of purchase and sale contract of SAM-module" made the decision: "Based on the market cost, to define the cost of property being acquired by the Company from OJSC "National Payphone Network" under purchase and sale contract of SAM-module in the amount of ruble equivalent of 2402 thousand rubles defined on the date of payment. To approve the transaction with OJSC "National Payphone Network", the transaction as per chapter XI of Federal law "On joint stock companies" being a related party transaction, and namely the conclusion of purchase and sale contract of SAM-module on the following terms and conditions: the subject matter of the contract – the acquisition by the Company from OJSC "National Payphone Network" of ProSam-320 module in the quantity of 2325 pieces; the price of the transaction – ruble equivalent of 2402 thousand rubles defined on the date of the payment making" (minutes № 16). On the basis of this decision the Company concluded the appropriate contract.
In accordance with article 83 of Federal Law "On joint stock companies" General Director Lyulin V.F. is a person interested in making the specified transaction by the Company.
- On November 12, 2003 the Company's Board of directors considered the issue "On the approval of related party transaction, and namely the conclusion of contract between OJSC "National Payphone Network" and OJSC "VolgaTelecom" for the purchase-sale of payphone equipment" and made the decision: "Based on the market cost, to define the cost of property alienated by the Company under purchase and sale contract of payphone equipment with OJSC "National Payphone Network" in the amount of 1 729 746 (one million seven hundred twenty nine thousand seven hundred forty six) rubles, including VAT -288 291 (twenty hundred eighty eight thousand twenty hundred ninety one) ruble. To approve the transaction with OJSC "National Payphone Network", the transaction as per chapter XI of Federal law "On joint stock companies' being a related party transaction, and namely the purchase and sale contract of payphone equipment on the following terms and conditions: the contract's subject matter – alienation by the Company of payphone equipment of OJSC "National Payphone Network" as per the list and in the quantity defined by Appendix № 1 to the contract (is attached); the transaction's price – 1 729 746 rubles, including VAT – 288 291 rubles" (minutes № 16). On the basis of this decision the Company concluded the appropriate contract.
In accordance with article 83 of Federal Law "On joint stock companies" General Director Lyulin V.F. is a person interested in making the specified transaction by the Company.
- On December 30, 2003 the issue was considered "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 280-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and the decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 280-204/02 concluded with OJSC "RTK-Leasing" on 07.06.2002, subject to changes introduced by the additional agreement, in the amount of 41 230 766,40 (forty one million two hundred thirty thousand seven hundred sixty six, 40/100) rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 280-204/02 of 07.06.2002, on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 280-204/02 of 07.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 41 230 766,40 rubles (VAT

including)" (minutes №23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 on the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 281-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" the Board of directors decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 281-204/02 concluded with OJSC "RTK-Leasing" on 07.06.2002, subject to changes introduced by the additional agreement, in the amount of 44 328 367,20 (forty four million three hundred twenty eight thousand three hundred sixty seven, 20/100) rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 281-204/02 of 07.06.2002, on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 281-204/02 of 07.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 44 328 367,20 rubles (VAT including)" (minutes №23). On the basis of this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 when considering the issue " On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 282-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" the decision was made by the majority of votes: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 282-204/ concluded with OJSC "RTK-Leasing" on 07.06.2002, subject to changes introduced by the additional agreement, in the amount of 37 434 862,60 (thirty seven million four hundred thirty four thousand eight hundred sixty two,60/100) rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 282-204/02 of 07.06.2002, on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 282-204/02 of 07.06.2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate - 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 37 434 862,60 rubles (VAT including)" (minutes №23). On the basis of this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the Board of directors of the Company considered the issue " On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 334-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 334-204/02, concluded with OJSC

"RTK-Leasing" on June 10, 2002 , subject to changes introduced by the additional agreement, in the amount of 37 881 187,20 (Thirty seven million eight hundred eighty one thousand seven, 20/100) rubles (VAT including), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 334-204/02 of June 10, 2002 г., on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 334-204/02 dated June 10, 2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 37 881 187,20 rubles (VAT including)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the Board of directors of the Company considered the issue " On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 409-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes decided "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 409-204/02, concluded with OJSC "RTK-Leasing" on July 03, 2002, subject to changes introduced by the additional agreement, in the amount of 32 243 019,60 (Thirty two million two hundred forty three thousand nineteen, 60/100) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 409-204/02 of July 03, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 409-204/02 of July 03, 2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 32 243 019,60 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the Board of directors of the Company considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 410-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 410-204/02, concluded with OJSC "RTK-Leasing" on July 04, 2002, subject to changes introduced by the additional agreement, in the amount of 32 587 850,40 (Thirty two million five hundred eighty seven thousand eight hundred fifty , 40/100) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 410-204/02 of July 04, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 410-204/02 of July 04, 2002 , including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of

Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 32 587 850, 40 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the Board of directors of the Company considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 411-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 411-204/02, concluded with OJSC "RTK-Leasing" on July 05, 2002, subject to changes introduced by the additional agreement, in the amount of 24 264 614,40 (Twenty four million two hundred sixty four thousand six hundred fourteen, 40/100) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 411-204/02 of July 05, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract №411-204/02 of July 05, 2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 24 264 614,40 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On December 30, 2003 the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 412-204/02 between OJSC "VolgaTelecom" and OJSC "RTK- Leasing" was considered and by the majority of votes it was decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 412-204/02, concluded with OJSC "RTK-Leasing" on July 08, 2002, subject to changes introduced by the additional agreement, in the amount of 25 809 495,50 (Twenty five million eight hundred and nine thousand four hundred ninety five, 50/100) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 412-204/02 of July 08, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 412-204/02 of July 08, 2002 , including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 25 809 495,50 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

  In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.
- On December 30, 2003 the Board of directors of the Company considered the issue

Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 32 587 850, 40 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the Board of directors of the Company considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 411-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and by the majority of votes decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 411-204/02, concluded with OJSC "RTK-Leasing" on July 05, 2002, subject to changes introduced by the additional agreement, in the amount of 24 264 614,40 (Twenty four million two hundred sixty four thousand six hundred fourteen, 40/100) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 411-204/02 of July 05, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract №411-204/02 of July 05, 2002, including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 24 264 614,40 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 412-204/02 between OJSC "VolgaTelecom" and OJSC "RTK- Leasing" was considered and by the majority of votes it was decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 412-204/02, concluded with OJSC "RTK-Leasing" on July 08, 2002, subject to changes introduced by the additional agreement, in the amount of 25 809 495,50 (Twenty five million eight hundred and nine thousand four hundred ninety five, 50/100) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 412-204/02 of July 08, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 412-204/02 of July 08, 2002 , including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 25 809 495,50 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the Board of directors of the Company considered the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 413-204/02 between OJSC "VolgaTelecom" and OJSC "RTK-Leasing" and decided: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 413-204/02, concluded with OJSC "RTK-Leasing" on July 09, 2002, subject to changes introduced by the additional agreement, in the amount of 16 473 672 (Sixteen million four hundred seventy three thousand six hundred seventy two) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 413-204/02 of July 09, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 413-204/02 of July 09, 2002 , including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 16 473 672 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

- On December 30, 2003 the issue "On the approval of related party transaction, and namely the conclusion of additional agreement to contract № 414-204/02 between OJSC "VolgaTelecom" and OJSC "RTK- Leasing" was considered and the decision was made: "To define, based on the market cost, the price of services rendered to the Company under leasing contract № 414-204/02, concluded with OJSC "RTK-Leasing" on July 10, 2002, subject to changes introduced by the additional agreement, in the amount of 13 809 438 (Thirty million eight hundred and nine thousand four hundred thirty eight) rubles (VAT inclusive), calculated with gross leasing rate of 19,22% per year. To approve the related party transaction – additional agreement being concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 414-204/02 of July 10, 2002 on the following essential terms and conditions: the transaction's subject matter – changes of terms and conditions of leasing contract № 414-204/02 of July 10, 2002 including: placing of duty of insurance of the subject matter of leasing on the Lessee; the insurance of leasing subject matter in favor of Russia's Savings Bank; exclusion from the total amount of leasing payments the expenses related to the insurance of leasing subject matter by the Lessor; the size of gross leasing rate 19,22% per year; the approval of new schedule of leasing payments; the price of the transaction – 13 809 438 rubles (VAT inclusive)" (minutes № 23). On the basis of this decision the Company concluded the appropriate additional agreement.

In accordance with article 83 of Federal Law "On joint stock companies" the Chairman of the Board of directors Yurchenko E.V. and General Director Lyulin V.F. are persons interested in making the specified transaction by the Company.

XI. DATA ON THE COMPANY'S PARTICIPATION IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (THE COMPANY'S EQUITY STAKE IN THE CHARTER CAPITAL OF THESE ORGANIZATIONS IS AT LEAST 10%)

Table 17

№	Organization's name*	Major type of activity**	Equity stake in the organization's charter capital, %	Contribution to the charter capital, thousand rubles	Major indices of activity		
					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
1	CJSC "Nizhegorodskaya cellular communication"	GSM cellular communication services	100	21629,4	368314	1028194	308863
2	LLC "Udmurtskie cellular networks – 450"	NMT-450 cellular communication services	100	150,0	14153	116017	15184
3	CJSC "TeleSviyazInform"	Local telephone communication services	100	10,0	0	0	0
4	CJSC "Digital telecommunications"	Local telephone communication services	100	8,0	10505	20269	2466
5	LLC "Vyatka-Page"	Paging communication services	91	18,2	4486	25274	4
6	CJSC "Pulse Radio Yoshkar-Ola"	Radio broadcasting services	61	183,0	-	3158	184
7	CJSC "Cellular communication of Mordoviya"	NMT-450 cellular communication services	60	30,0	57	2972	2090
8	LLC "Vyatskaya cellular communication"	NMT-450 cellular communication services	51	40,8	18741	84021	21758
9	LLC "Radio-Resonance"	Airplay of TV-radio news and music programs	51	4,284	-	118	-16

10	CJSC "Orenburg-GSM"	GSM cellular communication services	51	102,0	28625	72714	6293
11	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	51	51,0	104000	319742	66780
12	LLC "Izhcom"	Data transfer services, Internet	51	306,0	20900	53479	8524
13	OJSC "TATINCOM–T"	GSM cellular communication services	50 % + 1 ordinary share	170941,85	97200	428377	150675
14	CJSC "Public telephone Saratov"	CDMA wireless communication services	50 % + 1 preferred share	50,01	49489	212991	51848
15	CJSC "Nizhegorodskyi radio telephone"	CDMA wireless communication services	50	50,0	1974	23240	-3650
16	CJSC "Saratov Mobile"	NMT-450 cellular communication services	50	3300,726	20462	85940	7037
17	CJSC "Chery Page"	Paging communication services	50	95,0	2932	3893	-130
18	CJSC "Digital networks of Udmurtiya - 900"	GSM cellular communication services	49	49,0	130762	473309	166136
19	OJSC "OMRIX"	Data transfer services, Internet	42,4	84,224	2148	2936	-27
20	CJSC "Nizhegorodteleservice"	Communication services	40	1200,0	94	6677	-187
21	CJSC "Transsviyaz"	Local telephone communication services	40	160,0	5916	19170	913
23	CJSC "Penza Mobile"	NMT-450 cellular communication services	40	1210,0	3157	12958	960
24	CJSC "Pulse Radio"	Radio broadcasting services	40	0,04	-	394	-81
25	OJSC "Telesot"	Local telephone communication services	32,4	3276,24	13007	21956	5277
26	CJSC "Chuvashiya Mobile"	NMT-450 cellular communication services	30	501,857	5200	18712	1406
27	CJSC "Samara-Telecom"	Local telephone communication services	27,8	75,01	988	189172	59843
28	CJSC "Ericsson sviyaz"	Production of DRA system equipment	24	21,31	The organization does not carry out the activity		

29	CJSC "Sotel-N.Novgorod"	NMT-450 cellular communication services	20	20,0	6822	35460	-11136
30	LLC CPC "ROSSVIAYZINFORM"	Local telephone communication services	20	0,25	6740	25454	185
31	LLC "Raduga-Poisk"	Paging communication services	18,2	226,954	6000	17184	-1580
32	CJSC "Samarasviayzinform"	Local telephone communication services	16,92	1,287	23573	105209	31611
33	CJSC "Rostelegraph"	Telegraph communication services	15,69	64,0	-	12386	325
34	CJSC "Saratov system of cellular communication"	NMT-450 cellular communication services	15,0	6,0	5135	42007	-2436
35	CJSC CTC "Comset"	Implementation of new technologies, Internet	11,09	35,47	-	49649	1135
36	CJSC "TeleRossSamara"	Data transfer services, Internet	10,0	235,5	-	23824	7817
37	LLC "Samara pay phone"	Local telephone communication services	10,0	10,0	The organization is in the process of liquidation		

Comments to the table:

During 2003 the Company acquired:

- 50% of the charter capital of CJSC "Nizhegorodskaya cellular communication", after this it became 100% affiliated company;

- CJSC "Digital telecommunications" also became 100% affiliated company (earlier the Company had 81,25% of the charter capital);

- OJSC "TATINCON-T" - 50,0% + 1 ordinary registered share.

* - the name of the organization in which the Company is:
a) a founder;
b) stockholder (owner of the equity stake).

** - for organizations providing cellular communication services the standard is indicated.

XII. MAJOR RISK FACTORS

12.1 Major competitors

The Company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. These regions are the most attractive for the competitors and exactly in these territories "VolgaTelecom" should protect its market positions in the first place. Along with a large number of regional alternative operators in the markets of these oblasts there are also large companies, such as "Golden Telecom, Inc." ("Combellga" and "Comincom" joined it),

CJSC "TransTeleCom Company", LLC "Global One". It is from these well known companies, conducting aggressive marketing policy, developing new telecommunications technologies, using flexible tariff policy (with the opportunity of individual approach to each customer), having large sales staff, clear and modern motivation system of the personnel that the major threat is coming from.

Nizhny Novgorod oblast

16 alternative operators connected at the local level are providing the services of fixed telephone communication. The largest are LLC "Agency of business communication", LLC "Sviayzist", LLC "NN Rossviyazinform", CJSC "Global. One", CJSC Telecom Company "Korona", CJSC "Transsviyaz", CJSC "Povolzhie Service-Center", Government Enterprise Volgarechsviayz, LLC "Telcom", and Government Unitary Enterprise "Gorky railroad".

The services of long-distance and international communication, using own channels, are provided by:

- LLC "Agency of business communication";
- CJSC "Global One".

"Energoinform", "Fonecom", "New telecom", "Stelt telecom" and "Volgarechsviayz" are the competitors of Nizhny Novgorod branch of OJSC "VolgaTelecom" in IP-telephony segment.

Internet-providers. The major competitors of OJSC "VolgaTelecom" are LLC "Agency of business communication", CJSC "Nizhegorodskie informational networks", CJSC "Nizhegorodteleservice", CJSC "SANDY-SERVICE" and LLC "Nizhegorodskyi teleservice".

Samara oblast

Over 120 operators are acting at the market of communication services in samara oblast; they provide wire telephone communication services, 15 operators provide long-distance and international telephone communication services, 5 operators provide cellular communication services, 20 operators provide Internet services.

Saratov oblast

116 operators having 165 licenses to provide communication services are registered in Saratov oblast. Out of them 69 have the licenses to provide local (urban and rural) telephone communication services, 39 – data transfer and telematic services, 6 – radiotelephone (cellular) communication services, 3 – mobile radiotelephone (trunking) communication, 7 – personal radio call (paging communication), 7 – to grant communication channels for lease, 8 – cable TV services.

Most of the private operators are insignificant in size, little interested in the development of operator's activity (for example, private communication operators) and due to this they are not strategic competitors.

Major competitive advantages of alternative operators.

In local communication segment:

1. The lack of social obligations;
2. Construction of its network on the basis of digital switches;
3. Individual approach to every customer.

In long-distance and international communication segment:

1. Quick reaction to the change of market situation;
2. Flexibility in relations with the end-users.

In Internet-services segment:

1. Individual tariffs for every subscriber;
2. Individual approach in servicing of every customer;
3. Quick reaction to the change of market situation.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of well-developed infrastructure;
- Stable financial status allowing for investing in the most profitable segments of the market and the most promising business trends;
- Capability to form integrated services packages.

12.2. Major risk factors

Industry risks

1) Strengthening of national operators positions at Povolzhie markets, including the market of cellular communication. Having wider coverage areas, access to investment resources and experience of networks development the national players are serious threat to the Company.
2) Combining of efforts of small regional operators to resist to traditional operators. They may jointly lobby beneficial resolutions of the Ministry of anti-monopoly policy and local authorities, and also invest in the development of own infrastructure.
3) The danger of technologies reducing the value of possessing the "last mile": radio access, "call back" services with dial-up access to Internet.
4) The threat from IP-protocol technologies (especially for the most vulnerable services long-range communication). In addition to voice transmit over data transfer channels, the substitution of a part of long-range communication calls by the exchange of e-mail messages is observed.

Country and regional risks

1) The threat of large interference of regulatory bodies in the Company's activity. OJSC "VolgaTelecom" objectively gains a considerable weight at the market. In addition, the number of management objects is reduced for a regulatory body. Hence, amalgamated company will attract more attention to its activity.
2) The threat of tightening the positions of regional authorities as regards the allocation of money resources. Under the conditions when all the most important decisions will be taken in Nizhny Novgorod, the governors and presidents may reduce the allocation of funds for compensation of privileges, which will result in the increase of the Company's accounts receivable.

XIII. INFORMATION ABOUT THE COMPANY'S BODIES

- General meeting of stockholders – supreme management body of the Company;
- The Board of directors;
- General Director;
- The Management board;
- The Auditing committee.

13.1. The Board of directors

The Board of directors is a joint management body of the Company carrying out general management of the Company's activity.

The Company's Board of directors is annually elected by annual general meeting of stockholders in the structure of 11 persons by cumulative voting.

The acting Board of directors was elected at annual general meeting of stockholders on June 27, 2003 with the following structure:

Table 18

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Possession of shares during the report year
1.	Yurchenko Evgenyi Valerievich	1968	Higher education	The Chairman of the Board of directors - Deputy to OJSC "Sviayzinvest" General Director	Does not possess the Company's shares
2.	Lyulin Vladimir Fedorovich	1938	Higher education	Deputy to the Chairman of the Board of directors – OJSC "VolgaTelecom" General	Ordinary registered shares - 446 514,

				Director	Preferred registered shares - 42 387
3.	Bobin Maxim Victorovich	1975	Higher education	Head of legal department of Moscow representation office of "NCH Advisors, Inc" company	Does not possess the Company's shares
4.	Grigorieva Alla Borisovna	1967	Higher education	Deputy to the director - Head of section of the Department of corporate governance of OJSC "Sviayzinvest"	Preferred registered shares - 2 000
5.	Dudchenko Vladimir Vladimirovich	1973	Higher education	Head of analytic section of Moscow representation office of "NCH Advisors, Inc" company	Does not possess the Company's shares
6.	Zabuzova Elena Victorovna	1950	Higher education	Director of the Department of economic planning and budgeting of OJSC "Sviayzinvest"	Does not possess the Company's shares
7	Lopatin Alexander Vladimirovich	1964	Higher education	General Director of OJSC "Virtual standards"	Does not possess the Company's shares
8.	Romskyi Georgyi Alexeevich	1956	Higher education	Deputy to OJSC "Sviayzinvest" General Director	Does not possess the Company's shares
9.	Savchenko Victor Dmitrievich	1960	Higher education	Director of legal ensuring Department of OJSC "Sviayzinvest"	Does not possess the Company's shares
10.	Fedorov Oleg Romanovich	1968	Higher education	Executive director of the section of corporate finances of CJSC "Unified financial group"	Does not possess the Company's shares
11.	Chernogorodskyi Sergey Valerievich	1977	Higher education	Director of the Department of stockholder capital of OJSC "Sviayzinvest"	Does not possess the Company's shares

In 2003 the structure of the Board of directors was re-elected 2 times:

- In accordance with the resolution of joint (extraordinary) general meeting of stockholders held on March 26, 2003;
- In accordance with the resolution of annual general meeting of stockholders held on June 27, 2003.

The Company's Board of directors members during the performance of their duties are paid remuneration and compensations for expenses related to the performance of their duties of the members of the Board of directors.

Remuneration to the members of the Board of directors consists of quarterly and annual one.

Quarterly remuneration to each member of the Board of directors is established as a percentage of the Company's proceeds from sales of goods, products, works and services for the report quarter based on the Company's accounting statement.

For the quarter when the Board of directors was re-elected, the remuneration to a member of the Board of directors is paid proportionally to the time worked in the quarter.

Annual remuneration to the entire structure of the Company's Board of directors is established as a percentage of the Company's net profit for the report year based on the data of the Company's accounting statement.

The rates (percentage) of deductions for calculation of quarterly and annual remunerations are defined by the resolution of general meeting of stockholders electing this structure of the Board of directors.

Annual general meeting of stockholders approved the following rates (percentage) of deductions for calculation of quarterly and annual remuneration to the members of the Board of directors:

- In the size of 0,006% of the Company's proceeds from the sales of goods, products, works and services for the report quarter based on the data of the Company's accounting statement to every member of the Board of directors;
- In the size of 0,4% of the Company's net profit for the report year based on the data of the Company's accounting statement for the entire structure of the Company's Board of directors.

The amount of remuneration to the Company's Board of directors paid by the results of the report year was 0,398 % of the Company's salary fund for 2003.

For the report year 39 sessions of the Board of directors were held, 184 issues were considered at those sessions in accordance with the approved schedule of work of the Board of directors.

The decisions relating to the preparation and holding of annual general meeting of stockholders were carried out. The annual general meeting of stockholders was held on June 27, 2003.

February 11, 2003 (minutes № 21). The Board of directors took the decision on placement of interest-bearing, paper bonds of the Company of BT-1 series and approved: the date of the beginning of initial placement of interest-bearing, paper, bearer bonds of BT-1 series of OJSC "VolgaTelecom"; the price of acquisition (redemption) of interest-bearing, paper, bearer bonds of BT-1 series of OJSC "VolgaTelecom".

February 13, 2003 (minutes № 22). The Board of directors recognized it to be expedient to leave the structure of stockholders of Joint Stock Commercial Bank "Mordovpromstroibank" by selling the shares of Joint Stock Commercial Bank "Mordovpromstroibank" belonging to OJSC "VolgaTelecom" at the price not lower than their face value.

March 11, 2003 (minutes № 26). The Company's work with OJSC "Rosgosstrakh" for complex insurance coverage of electronic equipment was recognized to be expedient.

April 10, 2003 (minutes № 2). The Company's budget for 2003 was approved. The terms and conditions of labor contracts with the General Director and with deputies to General Director – directors of OJSC "VolgaTelecom" branches were approved; the Company's Management board was formed and its term of powers was defined; the Provision on the Company's branch was approved.

May 13, 2003 (minutes № 4). The Board of directors approved: Investor Relations and development of shares secondary market for 2003 program; terms and conditions of contracts with the members of the Management board of OJSC "VolgaTelecom" and the size of remuneration to the members of the Company's Management board was defined.

May 19, 2003 (minutes № 5). Candidacy of the Company's auditor for 2003 was considered; Additional task to the General Director of OJSC "VolgaTelecom" for 2003 was approved.

May 28, 2003 (minutes № 6). By the majority of votes the decision was taken to consider it to be expedient to implement ERP system on the basis of Oracle E-Business Suite software and the contract of Oracle E-Business Suite software supply with CJSC "Open technologies 98" for the amount in rubles equivalent to 26 298 296,82 (twenty six million two hundred ninety eight thousand two hundred ninety six and 0,82) US$ was approved.

June 6, 2003 (minutes № 7). It was recognized to be expedient to increase the equity stake of OJSC "VolgaTelecom" in OJSC "Telesot" to 52,4% by the Company's acquisition of 20% of OJSC "Telesot" block of shares being sold at an auction.

June 27, 2003 (minutes № 8). Decisions were taken on the issues of the agenda of annual general meetings of CJSC "Nizhegorodskaya cellular communication" and LLC "Udmurtskie cellular networks-450" in which OJSC "VolgaTelecom" is a single participant; transactions related to the conclusion of credit contracts and the contract of pledge with RF Savings Bank and CJSC "International Moscow's Bank" were approved.

June 15, 2003 (minutes № 2). The structure of the Company's Management board acting till now was formed; terms and conditions of contracts with the members of the Management board of OJSC "VolgaTelecom" were approved; the rate (percentage) of deductions for calculation of quarterly remuneration to the members of the Company's Management board was defined; occupation of posts in management bodies of other organizations by person functioning as a single executive body of the Company and by the members of the Company's Management board was agreed upon.

July 25, 2003 (minutes № 3). By the majority of votes the Board of directors recognized it to be expedient for the Company to participate in OJSC "Tatincom-T" by acquiring 3 418 837 ordinary shares which makes 50%+1 share of the total number of ordinary shares placed by OJSC "Tatincom-T"; purchase and sale transaction of 2 197 668 ordinary shares of OJSC "Tatincom-T" of the total value of 9 631 088 US$ concluded with OJSC "Tatneft" and purchase and sale transaction of 1 221 169 ordinary shares of OJSC "Tatincom-T" of total value of 5 351 667 US$ concluded with ISMONA TRADING CO. LIMITED (Cyprus) were approved; also the contract of suretyship with OJSC "Tatneft" was approved on the following terms and conditions: guaranteed obligation – obligation of ISMONA TRADING CO. LIMITED (Cyprus) for compensation to the Company, in addition to other, of:

- purchase price of shares acquired from it which makes ruble equivalent of 5 351 667 US$ in case of withdrawal of all or a part of acquired shares as a result of (i) circumstances existed prior to the date of shares purchase and sale contract conclusion, (ii) breach by the Seller of representations and warranties under the shares purchase and sale contract;

- the amount of losses incurred by the Company in case of breach of representations and warranties under the shares purchase and sale contract not resulted in the withdrawal of any acquired shares.

July 31, 2003 (minutes № 4). The schedule of dividends payment was approved; the decision was taken to refuse from using the priority right for acquisition of ordinary shares of CJSC "STARTCOM" in the quantity of 1475 (one thousand four hundred seventy five) pieces of the face value of 100 (one hundred) rubles for the total amount of 147500 rubles, the shares belonging to LLC "Mobil-Service"; it was recognized to be expedient to acquire 1600 ordinary shares of CJSC "Transsviyaz" which makes 40% of the charter capital, the face value of one share is 100 rubles, the total amount of the transaction being 160 000 rubles.

August 14, 2003 (minutes № 6). The Board of directors took the decision on the increase of the Company's equity stake in the charter capital of CJSC "Digital telecommunications" by acquiring 18,75% of shares.

August 15, 2003 (minutes № 7). The decision was taken on the issues "On the approval of the contract of the Company with OJSC "Promsviyazleasing" the value of which is from 0,5 to 25 per cent of the balance sheet assets of the Company" and "On the approval of transaction related to the possibility of assignment of assets by the Company, the value of these assets being from 0,5 to 25 per cent of the balance sheet assets of the Company defined as per the data of its accounting statement as of the last report date – the contract of suretyship with Joint Stock commercial Savings Bank of Russian Federation (OJSC)".

August 29, 2003 (minutes № 8). The board of directors approved new approaches to the process of investment planning and proposed to the Company's Management board to form the Company's investment plan, staring from 2004, in accordance with new approaches to the process of investment planning.

September 5, 2003 (minutes № 9). The decision was taken on concluding with the Ministry of finances of Russian Federation and with Vnesheconombank of contract of debt repayment subject to conclusion in accordance with Russian Federation Government Regulation № 221 of April 16, 2003 adopted on the basis of article 115 of Federal Law "On federal budget for 2003" stipulating the repayment by OJSC "VolgaTelecom" or by a third party before 31.12.2003 of OJSC "VolgaTelecom" money liabilities, and conclusion with OJSC "Alfa-Bank" of Agency contract (hereinafter – "Agency contract") for the purpose of OJSC "VolgaTelecom" debt repayment.

September 17, 2003 (minutes № 10). The transactions were approved, in making of these transactions there was an interest in accordance with chapter XI of Federal Law "On joint stock companies", and namely: the Agreement on the procedure of cancellation of contracts concluded between OJSC "Rostelecom" and OJSC "VolgaTelecom" branches.

October 1, 2003 (minutes № 11). The Board of directors approved the transaction related to the assignment of assets by the Company directly or indirectly, the value of the assets being from 0,5 to 25 per cent of the Company's balance sheet assets defined as per its accounting statement as of the last report date – the contract of issue of bills of exchange between OJSC "VolgaTelecom" and OJSC "Vneshtorgbank" for the transfer of the bills of exchange to the Bank of foreign trade (open joint stock company).

October 30, 2003 (minutes № 14). The board of directors considered the report of "Ernst & Young (CIS) Vneshaudit" based on the audit of consolidated financial statement of the Company for 2002 as per international accounting standards. Consideration of the Report of resolving the comments of the independent auditor based on the audit of consolidated financial statement of OJSC "VolgaTelecom" for 2002 as per international accounting standards.

November 3, 2003 (minutes № 15). The decision was taken on the Company's leaving from the structure of participants in Limited Liability Partnership "X-TV", Limited Liability Partnership CSB "SOTO" and Limited Liability Partnership JV "Marpaging".

November 12, 2003 (minutes № 16). The transactions were approved: with OJSC "NTS", in making of this transaction there in an interest in accordance wit chapter XI of Federal Law "On joint stock companies" and namely the conclusion of contract for the acceptance of payphone cards, the purchase and sale contract of SAM-module and the purchase and sale contract of payphone equipment; personnel reserve for the post of General Director was agreed upon.

November 20, 2003 (minutes № 17). The Board of directors approved the terms and conditions of contract being concluded with the auditor for auditing the reporting for 2003, including the definition of the size of services payment; the changes of the Company's organizational structure were agreed upon; the issue "On concluding credit contract for the amount of 200, 0 million rubles and the contract of pledge for the amount of 240 033 500.95 rubles with CJSC "International Moscow's Bank" was considered.

November 27, 2003 (minutes № 18). The Board of directors approved the Forecast of OJSC "VolgaTelecom" economic development for 2004-2010.

December 19, 2003 (minutes № 21). The Company's marketing strategy was approved; the increase of OJSC "VolgaTelecom" equity stake in LLC "IZHCOM" to 100% was recognized to be expedient.

December 24, 2003 (minutes № 22). The Board of directors considered the issues: the Report of the Management board of the elimination of errors discovered in the course of audit of the reporting for 2002 and the report on the Management board operation for unification of collective contract and non-government pension provision.

In 2003 the Board of directors systematically considered the issues of the approval of transactions in making of which there is an interest, and namely of concluding contracts and additional agreements to them between OJSC "VolgaTelecom" and OJSC RTK "Leasing".

13.2. General Director

Lyulin Vladimir Fedorovich was borne in 1938.

In 1959, he finished Kuybyshev communications polytechnic school and worked as a technician for cable communication till his service in the Soviet Army, after his service in the armed forces he finished Kuybyshev communications electrotechnical institute.

In 1967, Vladimir Fedorovich was appointed to work at Arzamas District communication center of Gorky regional PTCC for the post of senior engineer of VHF shop. His labor in Nizhny Novgorod region began.

In 1972 Vladimir Fedorovich was appointed to a supervising post of the chief of Arzamas operational communication center.

From 1977 to 1983, Lyulin V.F. was the head of Gorky trunk line exchange.

In 1983, he was transferred to the post of a chief engineer, and since 1985 he was the head of Gorky regional industrial-technical management of communication, from now on, he is the head of the collective of the Nizhny Novgorod communications workers. He carried out a big work on creation of the joint-stock Company which has been functioning since 1993.

He was repeatedly elected for the post of the General Director of the Company by the stockholders. Under his management, one of the largest communication networks of Russia, occupying the fourth place with the volume of the installed capacity was constructed in Nizhny Novgorod oblast.

Lyulin V.F. made a great contribution to the development and perfection of communication facilities in Nizhny Novgorod oblast and was repeatedly awarded with departmental and state awards for his high achievements in work:

- Vladimir Fedorovich is "Honorable radio operator" and "Master of communication", "Honored communication worker of Russian Federation";
- He was awarded with the Orders: "For merits before Fatherland of IV degree", "The Sign of Honor", and medals.

Lyulin V.F. is an Academician of International Academy of Telecommunications, a Doctor of telecommunications of Volga region institute for computer science, radio engineering and communication.

For his big contribution to personnel training and development of relations between science and manufacture, Vladimir Fedorovich obtained the rank of an Honorary Doctor of Nizhny Novgorod State Technical University.

Lyulin V.F. has a deserved authority with the management of OJSC "Sviayzinvest" and telecom workers of Nizhny Novgorod oblast;

He owns 0.18588 % of the Charter capital of the Company.

Criteria of definition and the size of remuneration of the General Director of the Company are stipulated by terms and conditions of the labor contract.

The amount of remuneration of the Company's General Director paid by the results of 2003 will be 0,071 % of the Company's salary fund for the report year.

13.3. The Management board

The Management board is a joint executive body organizing the carrying out the resolutions of general meeting of stockholders and decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the decision of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On July 15, 2003 the Company's Board of directors by the recommendation of the General Director formed the Management board of OJSC "VolgaTelecom" with the following structure:

Table 19

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Possession of shares
1.	Lyulin Vladimir	1938	Higher	The Chairman of the	Ordinary

	Fedorovich		education	Management board – the Company's General Director	registered shares - 446 514, Preferred registered shares - 42 387
2.	Arakcheev Alexander Vasilievich	1938	Higher education	1-st deputy to the General Director (Technical director)	Ordinary registered shares - 80 058, Preferred registered shares - 20 700
3.	Sipatova Taisiya Mikhailovna	1954	Higher education	1-st deputy to the General Director for economics and finances	Does not possess the Company's shares
4.	Grigorieva Lyubov Ivanovna	1953	Higher education	Deputy to the General Director for corporate development	Ordinary registered shares - 506
5.	Vystorop Vasilyi Petrovich	1949	Higher education	Deputy to the General Director for work with personnel and general issues	Does not possess the Company's shares
6.	Dyakonov Mikhail Vasilievich	1954	Higher education	Deputy to the General Director for construction (investments)	Does not possess the Company's shares
7	Sklyarov Ivan Petrovich	1948	Higher education	Deputy to the General Director for marketing	Preferred registered shares - 3 375
8.	Evdokimov Oleg Lvovich	1963	Higher education	Deputy to the General Director for new and informational technologies	Ordinary registered shares - 231, Preferred registered shares - 300
9.	Kirillov Alexander Ivanovich	1956	Higher education	Deputy to the Director General – director of the branch in the Republic of Maryi El	Ordinary registered shares - 215 403, Preferred registered shares - 3 686
10.	Elkin Sergey Leonidovich	1949	Higher education	Deputy to the Director General – director of the branch in Samara	Ordinary registered shares - 138 653, Preferred registered shares - 17 331
11.	Korolkov Oleg Animpadistovich	1941	Higher education	Deputy to the Director General – director of the branch in Saratov	Ordinary registered shares - 303 984, Preferred registered shares - 32 469
12.	Shchukina Elvira Konstantinovna	1954	Higher education	Director of legal department	Does not possess the Company's shares
13.	Popkov Nikolai Ivanovich	1973	Higher education	The Company's chief accountant	Does not possess the Company's shares
14.	Kormilitsyna Lyudmila Alexeevna	1955	Higher education	Deputy to the director of communication department of OJSC "Sviayzinvest"	Does not possess the Company's shares

The procedure of convocation and holding of sessions of the Management board, and also the procedure of taking the decisions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provision on the Company's Management board approved by general meeting of the Company's stockholders.

The members of the Company's Management board during the term of their duties performance are paid remuneration and compensations for the expenses related to their performance of functions of the Management board members.

The remuneration is established in percentage of the Company's net profit for the report quarter based on the Company's accounting statement and is paid on the quarterly basis.

The size of paid remuneration and its distribution among the Management board members is defined by the decision of the Company's Board of directors by the proposal of the Chairman of the Management board.

On July 15, 2003 the Company's board of directors defined the rate (percentage) of deductions for calculation of quarterly remuneration for the entire structure of the Company's Management board in the size of 0,43% of the net profit for the report quarter as per the data of the Company's accounting statement.

The amount of remuneration for the Company's Management board paid by the results of the report year was 0,184 % of the Company's salary fund for 2003.

13.4. Auditing committee

The Auditing committee, elected at the annual general meeting of stockholders, performs the internal control over OJSC "VolgaTelecom" financial-economic activity.

The competence of the Auditing committee includes:

- the check of credibility of data contained in the reports and other financial documents of the Company;
- discovery of facts of breach of the procedure of accounting keeping and provision of financial reporting as established by Russian Federation legal acts;
- the check of observance of legal rules when calculating and paying the taxes;
- appraisal of economic expediency of the Company's financial-economic operations.

The Auditing committee consists of 5 persons:

Table 20

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Possession of shares
1.	Belyaev Konstantin Vladimirovich	1968	Higher education	Chief accountant of OJSC "Sviayzinvest"	Does not possess the Company's shares
2.	Podosinov Sergey Vladimirovich	1971	Higher education	Chief expert of the department of internal audit of OJSC "Sviayzinvest"	Does not possess the Company's shares
3.	Greseva Lyubov Alexandrovna	1976	Higher education	Chief expert of the department of internal audit of OJSC "Sviayzinvest"	Does not possess the Company's shares
4.	Tareeva Larisa Valerievna	1977	Higher education	Chief expert of the Department of direct investments and property of OJSC "Sviayzinvest"	Does not possess the Company's shares
5.	Feklin Alexander Vasilievich	1947	Higher education	Deputy to the director of the department of internal audit of OJSC "VolgaTelecom"	Ordinary registered shares - 28

The Auditing committee held four sessions. Four checks of the Company's financial-economic activity were conducted. The checks were made in the following areas:

- Credibility of data contained in the accounting statement for 2003;
- The procedure of accounting keeping and provision of financial reporting for 2003.

Based on the results of the operation the Report of the Auditing committee of OJSC "VolgaTelecom" for 2003 was drawn up. The Company's Auditing committee did not discover grave breaches of the established procedure of accounting keeping that might essentially affect the credibility of the accounting statement.

XIV. THE DATA ON THE COMPANY'S OBSERVANCE OF CORPORATE GOVERNANCE CODE

Table 21

N	Provisions of corporate governance Code	Observed or not observed	Comment
General meeting of stockholders			
1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not stipulate longer period.	The Company tends to extend the time period for notification of stockholders on the forthcoming general meeting and to notify the stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding.	The date of notification dispatch is approved by the Company's Board of directors.
2.	Availability with the stockholders of the capability to get familiarized with the list of persons having the right to participate in general meeting of stockholders starting from the date of announcing the holding of general meeting of stockholders and to the closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of the voting bulletins.	Observed.	Item 7.5. of the Company's Charter
3.	Availability with the stockholders of capability to get familiarized with the information (materials) subject to provision during the preparation to holding general meeting of stockholders by means of electronic facilities, the Internet including.	Observed.	Item 12.13. of the Company's Charter
4.	Availability with the stockholders the capability to bring forward the motions into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Partially observed.	Partially observed. Item 12.6. of the Company's Charter, item 2.6. of the Provision on the procedure of holding general meeting of the Company's stockholders
5.	Availability in the Company's Charter or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders.	In accordance with the Charter the Company's General Director presides over the general meeting of stockholders.	Item 12.17. of the Company's Charter, item 3.17. of the Company's Code of corporate governance

6.	Obligatory presence of nominees at general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the Company's auditor.	The Company secures the presence of nominees to management and control bodies at the general meeting of stockholders.	
7.	Availability in the Company's internal documents of the procedure of registration of the participants of general meeting of stockholders.	Stipulated.	Items 3.4. and 8.1. of the Provision on the procedure of holding general meeting of stockholders of the Company.
	The Board of directors		
8.	Availability in the Company's Charter of the authority of the Board of directors to approve annual financial-economic plan of the Company.	Approval of annual budgets, strategies and programs of branches' development, introduction of amendments to the specified documents, consideration of the results of their execution.	Sub-item 25 of item 13.4 of the Company's Charter.
9.	Availability of the procedure, approved by the Board of directors, of risk management in the Company.	It is stipulated by the Company's marketing strategy for 2004-2006 approved by the Company's Board of directors.	
10.	Availability in the Company's Charter of the right of the Board of directors to take a decision to suspend the powers of the General Director, appointed by the stockholders' general meeting.	Not applicable.	Article 15 of the Company's Charter.
11.	Availability in the Company's Charter of the right of the Board of directors to establish the requirements to the qualification and to the size of remuneration of the General Director, members of the Management board, heads of the basic structural divisions of the Company.	The rights, duties, the size of labor remuneration and the responsibility of the General Director are defined by the contract concluded by him/her with the Company. The size and the procedure of remuneration payment to the members of the Management board are established by the Provision on the Company's Management board approved by the Company's stockholders general meeting. Approval of terms and conditions of contracts (additional agreements) concluded with the General Director, members of the Management board, heads of branches and representation offices, heads of the Company's structural divisions.	Sub-item 33 of item 13.4; item 14.6; item 15.4. of the Company's Charter.
12.	Availability in the Company's Charter of the right of the Board of directors to approve the terms and conditions of contracts with the General Director and the members of the Management board.	It is stipulated by the Charter.	Sub-item 33 of item 13.4 of the Company's Charter.
13.	Availability in the Company's Charter or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the members of the Management board, the votes of the members of the Board of directors who are being the General Director and the members of the Management board are not taken into account during the vote	Currently this provision is not stipulated by the Company's Charter and the internal documents.	

	tabulation.		
14.	Availability in the structure of the Company's Board of directors of at least 3 independent directors meeting the requirements of the Code of corporate governance.	3 independent directors meeting the requirements of the Code of corporate governance were elected to the structure of the Board of directors.	
15.	The absence in the structure of the Company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	The structure of the Board of directors does not comprise the persons who were found guilty.	
16.	The absence in the structure of the Company's Board of directors of the persons who are participants, general director (manager), members of the management body or an employee of a legal entity competing with the Company.	The structure of the Board of directors does not comprise the persons from competing companies.	
17.	Availability in the Company's Charter of the requirement of electing the structure of the Board of directors by cumulative voting.	The Company's Board of directors is annually elected by annual general meeting of stockholders in the structure of 11 persons by cumulative voting.	Item 13.2 of the Company's Charter.
18.	Availability in the Company's internal documents of the duty of the members of the Board of directors to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the Company's interests, and in case of occurrence of such a conflict – they are obliged to disclose the information about this conflict to the Board of directors.	Partially observed	
19.	Availability in the Company's internal documents of the duty of the members of the Board of directors to notify in writing the Board of directors on the intent to make transaction with the securities of the company where they are the members of the Board of directors, or with its affiliated (dependent) companies, and also to disclose the information on transactions with such securities made by them.	To notify the Board of directors on the data on assumed transactions in making of which he/she may be recognized to be interested.	Item 3.2.10 of the Provision on the Company's Board of directors.
20.	Availability in the Company's internal documents of the requirement that the sessions of the Board of directors should be held at least once in six weeks.	The sessions of the Board of directors should be held on a regular basis in accordance with the work plan approved at a session of the Board of directors. If required the Board of directors considers the issues not included into the work plan.	Item 6.2. of the Provision on the Company's Board of directors, item 4.8. of the Company's Code of corporate governance
21.	Holding of sessions of the Company's Board of directors during the year for which the Company's annual report is drawn up with periodicity of at least one time in six weeks.	The sessions of the Board of directors are held on a monthly basis (1-3 times as required) in accordance with the approved work plan of the Board of directors. 39 sessions of the Board of directors were held during the report year.	

22.	Availability in the Company's internal documents of the procedure of holding the sessions of the Board of directors.	The sessions of the Board of directors should be held regularly in accordance with the work plan approved at a session of the board of directors. If required the Board of directors considers the issues not included into the work plan.	Chapter 6 of the Provision on the Company's Board of directors.
23.	Availability in the Company's internal documents of the provision that it is necessary for the Board of directors to approve the Company's transactions for the amount of 10 and more per cent of the Company's asset value, excluding the transactions made in the course of common economic activity.	Approval by the Board of directors of transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of property, the cost of which makes from 0,5 to 25 per cent of the Company's balance sheet assets defined on the basis of the data of its accounting statement as of the last report date; Decision making on the approval of large transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of property, the cost of which makes over 50 per cent of the Company's balance sheet assets defined on the basis of the data of its accounting statement as of the last report date.	Sub-items 19 and 20 of item 13.4. of the Company's Charter.
24.	Availability in the Company's internal documents of the right of the members of the Board of directors to receive the information required for the performance of their duties from executive bodies and heads of basic divisions of the Company, and also of the responsibility for non-providing such information.	The Company is obliged by the requirement of a member of the Board of directors expressed orally or in writing, to ensure him/her the access to information and documents stipulated by item 3.1.1 of the Provision on the Company's Board of directors. Herewith, the requested information and documents should be provided to a member of the Board of directors for familiarization during five days since the presentation of the appropriate requirement. The Company is obliged to provide the copies of documents he/she needs by the requirement of a member of the Board of directors.	Item 3.4. of the Provision on the Company's Board of directors.
25.	Availability of the committee of the Board of directors for strategic planning or assignment of functions of the said committee to other committee (except for the audit committee and the personnel and remuneration committee).	With the Board of directors there is budgeting and investment planning Committee.	
26.	Availability of the committee of the Board of directors (audit committee) that recommends the Company's auditor to the Board of directors and interacts with the auditor and the Company's auditing committee.	Consideration of the issue on establishing the audit committee is scheduled after the annual general meeting of stockholders.	
27.	Availability in the structure of the audit committee of only independent and non-executive directors.		
28.	Performance of management of the audit committee by an independent director.		

29.	Availability in the Company's internal documents of the right for access of all members of the audit committee to any documents and information of the Company provided they do not disclose confidential information.		
30.	Establishment of the committee of the Board of directors (personnel and remuneration committee), its function being definition of criteria of selecting the candidates to the members of the Board of directors and formulation of the Company's policy in remuneration area.	With the Board of directors there is personnel and remuneration Committee.	
31.	Performance of management of the personnel and remuneration committee by an independent director.	The personnel and remuneration committee is headed by an independent director – Fedorov O.R.	
32.	The absence of the Company's office holders in the structure of the personnel and remuneration committee.	There are no OJSC "VolgaTelecom" office holders in the structure of the personnel and remuneration committee.	
33.	Establishment of the risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the audit committee and the personnel and remuneration committee).	Corporate management Committee.	
34.	Establishment of the corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the audit committee and the personnel and remuneration committee).	With the board of directors there is the corporate management Committee.	
35.	The absence of the Company's office holders in the structure of the corporate conflict settlement committee.	Grigorieva L.I. – deputy to OJSC "VolgaTelecom" General Director is a member of the corporate management Committee.	
36.	Performance of management of the corporate conflict settlement committee by an independent director.	The corporate management Committee is headed by Grigorieva A.B. – a member of the Board of directors.	The committee is headed by a non-executive director
37.	Availability of the Company's internal documents stipulating the procedure of formation and operation of the committees of the board of directors, the documents being approved by the Board of directors.	Provisions on the Committees of the Company's Board of directors.	The Provisions are approved by the Board of directors on March 11, 2004 (minutes № 30)
38.	Availability in the Company's Charter of the procedure of defining the quorum of the Board of directors allowing for ensuring obligatory participation of independent directors in the sessions of the Board of directors.	The quorum for holding the sessions of the Company's Board of directors is more than the half of the number of elected members of the Board of directors.	Items 13.6; 13.7; 13.10;13.12; 13.13 of the Company's Charter.
	Executive bodies		
39.	Availability of collegial executive body (the Management board) of the Company.	The Management board is a collegial executive body organizing the execution of resolutions of stockholders' general meeting and decisions of the Company's Board of directors.	Article 14 of the Company's Charter.
40.	Availability in the Company's Charter or in the internal documents of the provision on the necessity of the Management board's approval of real estate transactions, of the Company's obtaining the credits, if the specified transactions are not related to large transactions and their making is not related to the Company's ordinary economic activity.	It is stipulated by sub-items e-3 of item 2.4 of the labor contract concluded with the Company's General Director.	The specified transactions are partially referred to the competence of the Company's Board of directors

41.	Availability in the Company's internal documents of reconciliation procedure of operations falling outside the scope of the Company's financial-economic plan.	Observed.	Sub-item 2 of item 13.4. of the Company's Charter
42.	The absence in the structure of the Company's executive bodies of the persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the Company.	None.	
43.	The absence in the structure of the Company's executive bodies of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of a single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements made to the General Director and members of the Management board of the Company.	None.	
44.	Availability in the Company's Charter or in the internal documents of prohibition to a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any property relations with the Company apart from rendering the services of a managing organization (a manager).	The management pattern is not applicable.	
45.	Availability in the Company's internal documents of the duty of executive bodies to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the Company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Observed.	Article 10 of the Company's Code of corporate governance
46.	Availability in the Company's Charter or in the internal documents of the criteria of selection of a managing organization (a manager).	The management pattern is not applicable.	
47.	Provision by the Company's executive bodies of monthly reports on their work to the Board of directors.	The executive bodies provide the report on their activity to the Board of directors on a quarterly basis.	
48.	Incorporation of responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the Company with the General Director (a managing organization, a manager) and the members of the Management board.	The General Director is obliged to keep in secret the information referred to state and other secret protected by law. To organize the protection of the specified information, to make decisions as per the established procedure on clearance and access of the Company's employees to this information.	Item 3.1.10 of the labor contract with the General Director, and also the Provision on the protection of the Company's confidential information.
	The Company's secretary		

49.	Availability in the Company of a special office holder (the Company's secretary), whose task is to ensure the compliance of the Company's bodies and office holders with the procedural requirements guaranteeing realization of rights and legitimate interests of the Company's stockholders.	The Company's corporate secretary, currently the secretary of the Company's Board of directors is carrying out its functions.	
50.	Availability in the Company's Charter or in the internal documents of the procedure of appointment (election) of the Company's secretary and the responsibility of the Company's secretary.	By the decision of the Board of directors a special person may be appointed, whose task is ensure the compliance of the Company's bodies and office holders with the procedural requirements guaranteeing realization of rights and interests of the Company's stockholders – the Company's Corporate secretary.	Article 16 of the Company's Charter.
51.	Availability in the Company's Charter of the requirements to the candidacy of the Company's secretary.	The rights, duties, term of power, the size of labor remuneration and responsibility of the Company's Corporate secretary are defined by the Company's internal documents, and also by the contract concluded by him/her with the Company.	Item 16.2. of the Company's Charter
	Essential corporate actions		
52.	Availability in the Company's Charter or in the internal documents of the requirement on the approval of a large transaction prior to its making.	It is stipulated.	Sub-item 17 of item 12.2; sub-item 19 of item 20; and item 13.4 of the Company's Charter.
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a large transaction.	When the Company's Board of directors considers the most important for the Company transactions and related party transactions, an independent appraiser is obligatory involved for the assessment of market value of property being the subject of the specified transaction.	
54.	Availability in the Company's Charter of the prohibition for taking any actions during the acquisition of large blocks of shares of the Company (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the Company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision on the issue of additional shares, on the issue of securities convertible into shares, or securities granting the right of acquisition of the Company's shares, even if the right for taking such a decision is granted to it by the Charter, before the end of the assumed period of shares acquisition.	The Company's Charter does not stipulate the prohibition for taking any actions meant for the protection of interests of executive bodies members and the members of the Company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one during the acquisition of large blocks of shares of the Company.	
55.	Availability in the Company's Charter of the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	The Company when carrying out takeover transaction will obligatory involve an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of	

		takeover. The Company's Charter does not stipulate the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	
56.	The lack in the Company's Charter of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	The Company's Charter does not contain the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them.	
57.	Availability in the Company's Charter or in the internal documents of the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	The Company, when affiliating communication operators of Volga region in 2002, obligatory involved an independent appraiser for determination of the ratio of shares conversion during reorganization. The Company's Charter does not stipulate the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	
Information disclosure			
58.	Availability of the internal document, approved by the Board of directors, defining the rules and approaches of the Company to the information disclosure (Provision on informational policy).	The information on the Company is disclosed on the basis of "Programs of activity for Public Relations and disclosure of information" approved by the Board of directors on June 19, 2002.	
59.	Availability in the Company's internal documents of the requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the placed shares, including a large block of shares, and also on the fact if top office holders of the Company participate in the acquisition of the Company's placed shares.	The requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the placed shares, including a large block of shares, and also on the fact if top office holders of the Company participate in the acquisition of the Company's placed shares is provided in the Company's informational regulations.	The Company's informational regulations.
60.	Availability in the Company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting.	The list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting is defined by the Company's Charter and the Provision on the procedure of holding the general meeting of the Company's stockholders.	Item 12.13 of the Company's Charter; item 3.1 of the Provision on the procedure of holding the general meeting of the Company's stockholders.
61.	Availability with the Company of a web-site in the Internet and regular disclosure of information about the Company at this web-site.	The Company has a web-site in the Internet: www.volgatelecom.ru, where the information about the Company is regularly disclosed.	
62.	Availability in the Company's internal documents the requirement of disclosing information on the Company's transactions with persons who as per	In accordance with current Russian legislation the Company discloses the information on related party	Russia's FCSM regulation of 02.07.2003 №

	the Charter are top office holders of the Company, and also on the company's transactions with organizations where the Company's top office holders directly or indirectly own 20 and more per cent of the company's charter capital or which may be essentially affected by such office holders.	transactions in the form of communication about an essential fact and communication on the data which may essentially affect the cost of the Company's securities.	03-32/пс "On disclosure of information by issuers of issuing securities".
63.	Availability in the Company's internal documents of the requirement of disclosing information on all transactions that may affect the market cost of the Company's shares.	The Company's Board of directors makes decisions on the transactions that may affect the market cost of the Company's shares; the information about these decisions is disclosed in the form of press-releases. In accordance with current Russian legislation the Company discloses the information as regards the transactions that may affect the market cost of the Company's shares in the form of communication about an essential fact and communication on the data which may essentially affect the cost of the Company's securities.	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of information by issuers of issuing securities".
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the Company's activity, shares and other securities of the Company and transactions with them; this information is not accessible to public and its disclosure may essentially affect the market cost of shares and other securities of the Company.	All the transactions made by the Company are accessible to public and the information about them is disclosed in the form of press-releases. In accordance with current Russian legislation the Company discloses a part of essential information about its activity, shares and other securities of the Company and the transactions with them; the disclosure of this information may essentially affect the market cost of shares and other securities of the Company; the information is disclosed in the form of an essential fact and communication on the data that may essentially affect the cost of the Company's securities.	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of information by issuers of issuing securities".
	Control over financial-economic activity		
65.	Availability of procedures of internal control over the Company's financial-economic activity, these procedures being approved by the Board of directors.	The Company's Board of directors approved: the rules of organizing and carrying out of integrated check of financial-economic activity of the branches and their structural sub-divisions; the plan of checks by OJSC "VolgaTelecom" internal audit department of financial-economic activity of the branches and their structural sub-divisions for 2004.	
66.	Availability of the Company's special sub-division ensuring the compliance with the procedures of internal control (auditing service)	The functions of the sub-division ensuring the compliance with the procedures of internal control are carried out by the Department of internal audit.	
67.	Availability in the Company's internal documents of the requirement that the structure and the membership of auditing service of the Company be defined by the Board of directors.	The Company's Board of directors approves the Provision on the Company's structural sub-division carrying out the functions of internal control, agrees upon the nominees for the post of its head, and also considers	Sub-item 18 of item 13.4 of the Company's Charter.

		other issues the decisions on which should be made by the Board of directors in accordance with the Provision on the specified sub-division.	
68.	The absence in the structure of the audit service of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	None.	
69.	The absence in the structure of the audit service of the persons who are members of the Company's executive bodies, and also of persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the Company.	None.	
70.	Availability in the Company's internal documents of the time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service, and also the responsibility of the Company's high-ranking officials and employees for their non-submission at date designated.	The time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service is stipulated by the order of the General Director when instituting this check.	
71.	Availability in the Company's internal documents of the duty of the audit service to inform the audit committee, and in case of its nonavailability, to the Company's Board of directors about discovered faults.	The Department of the internal audit informs the Company's board of directors about discovered faults after demand.	
72.	Availability in the Company's Charter of the requirement of preliminary appreciation by the audit service of the expediency of making operations not envisaged by the Company's financial-economic plan (non-standard operations).	When the Company's Board of directors and the Management board approach the Company's auditing committee and the Department of internal audit, the latter may preliminary appreciate the operations not envisaged by the Company's financial-economic plan (non-standard operations).	
73.	Availability in the Company's internal documents of the procedure of coordination of a non-standard operation with the Board of directors.	In accordance with the labor contract the Company's General Director is obliged to inform preliminary (at least 2 weeks prior to the date of conclusion) the Company's Board of directors on transactions planned by the Company for conclusion in cases stipulated by this labor contract, including the coordination of a non-standard operation.	Sub-item 2 of item 13.4. of the Company's Charter
74.	Availability of the internal document, approved by the Board of directors, defining the procedure of carrying out the checks of the Company's financial-economic activity by the Auditing committee.	The Provision on the Company's Auditing committee, approved on March 26, 2003 by joint (extraordinary) general meeting of stockholders.	
75.	Appreciation of the auditor's report by the committee before its presentation to stockholders at general meeting of stockholders.	During preliminary approval of annual report, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company based on the results of	

		the report fiscal year, the Company's Board of directors appreciates the auditor's report and the Company's Auditing committee report before its presentation to stockholders at general meeting of stockholders.	
Dividends			
76.	Availability of the internal document, approved by the Board of directors, which serves as a guide for the Board of directors when accepting the recommendations about the size of dividends (Provision on dividend policy).	The Company is elaborating the Provision on dividend policy which stipulates the definition of minimum share of profit being allocated for dividends payment.	
77.	Availability in the Provision on dividend policy of the procedure of defining the minimum share of the Company's net profit allocated for dividends payment, and of the terms and conditions under which the dividends on preferred shares, the size of dividends on them being defined in the Company's charter, are not paid or are paid not in full.		
78.	Publication of data on the Company's dividend policy and amendments introduced into it in the periodical stipulated by the Company's Charter for publication of communications about holding of general meetings of stockholders, and also presentation of these data at the Company's web-site in the Internet.	The resolution of general meeting of stockholders on the payment of the Company's dividends is published in the periodical stipulated by the Company's Charter, and also is presented at the Company's web-site in the Internet.	

General Director of
OJSC "VolgaTelecom" Lyulin V.F.

Chief accountant Popkov N.I.

The Company's annual report was preliminary approved by OJSC "VolgaTelecom" Board of directors on May 18, 2004 (minutes № 39).

12§3-2(b)

Joint-Stock Company

VOLGATELECOM

MATERIALS
of
The annual general meeting of stockholders of OJSC "VolgaTelecom"

June 22, 2004

1253-2(b)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

COMMUNICATION

Dear shareholder!

Open Jo int S tock C ompany "VolgaTelecom" advises o n h olding o f a nnual g eneral meeting o f sh areholders o n June 22, 2004 in the form of joint presence at the address: Post House, M.Gorky sq., Nizhny Novgorod city, the time of the meeting beginning is 10-00 a.m. (local time), the registration starts at 8-00 a.m. (local time).

The agenda of the general meeting of shareholders:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.
2. On payment of dividends for 2003, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the Company's Management board.
6. Introduction of changes to the Provision on the Company's Auditing committee.
7. Election of the members of the Company's Board of directors.
8. Election of the members of the Company's Auditing committee.
9. Approval of the Company's auditor for 2004.
10. Definition of the amount of remuneration to the members of the Company's Board of directors.

The shareholders –owners of the Company's ordinary shares have the right of vote on all the issues of the agenda of the shareholders' meeting.

The list of persons having the right to participate in the annual general meeting of shareholders is drawn on the basis of the data of the shareholders' register as of 18-00 p.m. (local time) of May 3, 2004.

Starting from June 1, 2004 the persons having the right to participate in the annual general meeting of shareholders may familiarize with the materials of the agenda of the general meeting of shareholders at the following addresses:

Nizhny Novgorod city, M.Gorky sq., Post House, from 9-00 a.m. to 18-00 p.m. (local time);
Kirov city, Drelevsky str., 43/1, from 8-00 a.m. to 17-00 p.m. (local time);
Yoshkar-Ola town, Sovietskaya str., 138, from 8-00 a.m. to 17-00 p.m. (local time);
Saransk town, Bolshevistskaya str., 13, from 8-30 a.m. to 17-30 p.m. (local time);
Orenburg city, Volodarsky str., 11, from 9-00 a.m. to 18-00 p.m. (local time);
Penza city, Kuprin str., 1/3, from 8-00 a.m. to 17-00 p.m. (local time);
Samara city, Krasnoarmeiskaya str., 17, from 8-00 a.m. to 17-00 p.m. (local time);
Saratov city, Kiselev str., 40, from 8-00 a.m. to 17-00 p.m. (local time);
Ulyanovsk city, L.Tolstoy str., 60, from 8-00 a.m. to 17-00 p.m. (local time);
Izhevsk city, Pushkinskaya str., 278, from 8-00 a.m. to 17-00 p.m. (local time);
Cheboksary town, Lenin avenue 2, from 8-00 a.m. to 17-00 p.m. (local time).

And also at the Company's website in the Internet at: www.volgatelecom.nnov.ru.

A shareholder (shareholder's representative) has the right to vote ahead-of-schedule by sending properly filled voting bulletins to the address: 603000 Nizhny Novgorod city, M.Gorky sq., Post House. The votes represented by voting bulletins are accounted during establishing the quorum and tally of votes provided that the Company receives them not later than two days prior to the meeting holding, that is not later than June 19, 2004 including.

If the voting is by proxy by sending the voting bulletins, then the bulletins should be attached with the proxy, on the basis of which a representative is acting, or its duly certified copy or a document confirming the rights of the representative to act without power of attorney on behalf of the shareholder – legal entity.

The authorities of representatives of shareholders-natural persons should be confirmed by a notarized power of attorney, or by another method established by Russian Federation Civil Code. The authorities of representatives of shareholders-legal entities should be confirmed by a notarized power of attorney, or by another method established by Russian Federation Civil Code or by a document confirming the rights of the representative to act without the power of attorney on behalf of the legal entity-shareholder.

Telephone for references: 8-8312-30-02-72

The Board of directors of OJSC "VolgaTelecom"

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 1 FOR VOTING ON ISSUE **№ 1** OF THE AGENDA:

"Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year"

____

(Surname, name and patronymic name or shareholder's name)

Individual code:

The quantity of voting shares:

The number of votes:

Resolution: **To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.**

FOR ______________________

AGAINST ______________________

ABSTAIN ______________________

Leave only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

7683-216

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 2 FOR VOTING ON ISSUE № 2 OF THE AGENDA:

"On payment of dividends for 2003, the size, time and form of their payment on the shares of each category"

___

((Surname, name and patronymic name or shareholder's name)

Individual code:

The quantity of voting shares:

The number of votes:

Resolution: **To pay the dividends for 2003:**

- on ordinary shares in the amount of 0,9186ruble per a share in money form starting from 15.07.2004 to 15.12.2004.

- on preferred shares in the amount of 2,4510 rubles per a share in money form starting from 15.07.2004 to 15.12.2004.

FOR ___

AGAINST ___

ABSTAIN ___

Leave <u>only one voting version</u>, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

12§3-2(b)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 3 FOR VOTING ON ISSUE № 3 OF THE AGENDA:

"Introduction of changes and addenda to the Company's Charter"

____
Surname, name and patronymic name or shareholder's name)

Individual code:

The quantity of voting shares:

The number of votes:

Resolution: **Introduce changes and addenda to the Company's Charter**

FOR ____________

AGAINST ____________

ABSTAIN ____________

Leave only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1283-2(b)

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 4 FOR VOTING ON ISSUE № 4 OF THE AGENDA:

"Introduction of changes and addenda to the Provision on the Company's Board of directors"

____

(Surname, name and patronymic name or shareholder's name)

Individual code:

The quantity of voting shares:

The number of votes:

Resolution: **Introduce changes and addenda to the Provision on the Company's Board of directors**

FOR ____________________

AGAINST ____________________

ABSTAIN ____________________

Leave only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1283-216

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 5 FOR VOTING ON ISSUE № 5 OF THE AGENDA:

"Introduction of changes to the Provision on the Company's Management board"

____

(Surname, name and patronymic name or shareholder's name)

Individual code:

The quantity of voting shares:

The number of votes:

Resolution: **Introduce changes to the Provision on the Company's Management board**

FOR ______________________

AGAINST ______________________

ABSTAIN ______________________

Leave only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1285-216

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 6 FOR VOTING ON ISSUE № 6 OF THE AGENDA:

"Introduction of changes to the Provision on the Company's Auditing committee"

____
(Surname, name and patronymic name or shareholder's name)

Individual code:
The quantity of voting shares:
The number of votes:

Resolution: **Introduce changes to the Provision on the Company's Auditing committee**

FOR ____________________

AGAINST ____________________

ABSTAIN ____________________

Leave only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 7 FOR VOTING ON ISSUE № 7 OF THE AGENDA:
"Election of the members of the Company's Board of directors"

____
(Surname, name and patronymic name or shareholder's name)

Individual code:

The quantity of voting shares: The number of votes:

The number of nominees: 16

Resolution:	Elect the members of the Company's Board of directors:
	FOR ______________________
	AGAINST all nominees ______________________
	ABSTAIN for all nominees ______________________

	Nominees (Surname, name, patronymic name)	The number of "FOR" votes
1	Andreev Vladimir Alexandrovich	
2	Bobin Maxim Victorovich	
3	Grigorieva Alla Borisovna	
4	Devyatkina Lyudmila Ivanovna	
5	Degtyarev Valeryi Victorovich	
6	Dudchenko Vladimir Vladimirovich	
7	Efimov Dmitry Georgievich	
8	Zabuzova Elena Victorovna	
9	Kulikov Denis Victorovich	
10	Lyulin Vladimir Fedorovich	
11	Romskyi Georgyi Alexeevich	
12	Savchenko Victor Dmitrievich	
13	Fedorov Oleg Romanovich	
14	Khaustovich Alexander Vladimirovich	
15	Chernogorodskyi Sergey Valerievich	
16	Yurchenko Evgenyi Valerievich	

Leave only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Shareholder's signature (his/her representative)

The members of the Board of directors are elected by cumulative voting, herewith the number of votes belonging to a shareholder is multiplied by 11 (the number of persons who should be elected to the Board of directors). A shareholder is in the right to cast the votes obtained in such a way completely for one nominee or to distribute them between two or more nominees.

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1283-21

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 8 FOR VOTING ON ISSUE № 8 OF THE AGENDA:
"Election of the members of the Company's Auditing committee"

____

(Surname, name and patronymic name or shareholder's name)
Individual code:

The quantity of voting shares:

The number of votes:

Resolution: Elect the Company's Auditing committee with the structure:

	The name of the alternative (nominee)	VOTING VERSIONS		
1	Alekhin Sergey Imanovich	FOR ________	AGAINST ________	ABSTAIN ________
2	Belyaev Konstantin Vladimirovich	FOR ________	AGAINST ________	ABSTAIN ________
3	Degtyareva Elena Petrovna	FOR ________	AGAINST ________	ABSTAIN ________
4	Tikhonov Sergey Vladimirovich	FOR ________	AGAINST ________	ABSTAIN ________
5	Frolov Kirill Victorovich	FOR ________	AGAINST ________	ABSTAIN ________

Leave **only one voting version**, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

The Auditing committee is elected with the structure of 5 (five) persons. In case of leaving "FOR" version in the bulletin wit more than 5 nominees, the bulletin is recognized to be invalid, excluding the bulletins containing the number of votes facing th voting versions.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 9 FOR VOTING ON ISSUE № 9 OF THE AGENDA:

"Approval of the Company's auditor for 2004"

____
(Surname, name and patronymic name or shareholder's name)

Individual code:
The quantity of voting shares:
The number of votes:

Resolution: **Approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2004.**

FOR ______________________

AGAINST ______________________

ABSTAIN ______________________

Leave **only one voting version,** apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative

The bulletin should be obligatory signed by the shareholder (his/her representative).
(See on the reverse of the page)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

1283-2(6)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting - **June 22, 2004.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins - **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN **№ 10** FOR VOTING ON ISSUE **№ 10** OF THE AGENDA:
"Definition of the amount of remuneration to the members of the Company's Board of directors"

____
(Surname, name and patronymic name or shareholder's name)

Individual code:
The quantity of voting shares:
The number of votes:

Resolution: **Approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:**
- 0,14 % of EBITDA based on the data of accounting statement for 2004 in accordance with International Accounting Standards;
- 0,22 % of the amount of the net profit of the Company based on the results for 2004 allocated for dividends payment.

FOR ____________________

AGAINST ____________________

ABSTAIN ____________________

Leave **only one voting version**, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or the owners of depositary securities.

Cross out the needless voting versions!

Shareholder's signature (his/her representative)

The bulletin should be obligatory signed by the shareholder (his/her representative)

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the votes are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – **May 3, 2004.**

12 g 3-2(b)

For examination only – is not authorized auditor's report

Open Joint Stock Company "VolgaTelecom"

The Auditor's report on the accounting statement for 2003.

April, 2004.

AUDITOR'S REPORT- OJSC "VOLGATELECOM"
For examination only – is not authorized auditor's report

TABLE OF CONTENTS pages

For examination only – is not authorized auditor's report

AUDITOR'S REPORT ON THE ACCOUNTING STATEMENT OF OJSC "VOLGATELECOM" MADE BY INDEPENDENT AUDIT COMPANY

To the stockholders of the OJSC "VolgaTelecom"

INFORMATION ON THE AUDITOR

Name: CJSC "ERNST & YOUNG VNESHAUDIT".

Location: 105062, Russia, Moscow, Podsosenskiy by-street, bld. 20/12, str. 1-1A.
Certificate of making an entry about the legal entity registered before July 1, 2002 in the United state register of legal entities, the date of making the entry: September 16, 2002, series 77 № 008050714, registered by the State Institution of Moscow registration chamber on August, 30 1994 №033.468, basic state registration number 1027739199333.

License for audit activity №E003246, approved by the Order of the Ministry of Finance of Russian Federation of January 17, 2003 №9, issued for the period of five years.

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VolgaTelecom"
Location: 603000, Nizhny Novgorod city, M.Gorky Sq., Post House.
State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making an entry - August, 1 2002.
Certificate: series 52 № 001480204.
Licenses for the kinds of activities subject to licensing:

Kind of activity	License number	Issued by	Date of issue	Term of license validity
License for rendering data transfer services	№ 23241	Ministry of communications and informatization of Russian Federation	01.08.2002	01.08.2007
License for rent of communication channels	№ 23246	Ministry of communications and informatization of Russian Federation	12.09.2002	12.09.2007
License for rendering services of local and intrazonal telephone communications	№ 23245	Ministry of communications and informatization of Russian Federation	04.10.2002	04.10.2012

For examination only – is not authorized auditor's report

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January 1 to December 31, 2003 inclusive.

The accounting statement of OJSC "VolgaTelecom" consists of accounting balance-sheet, profit and loss report, designated by words "For the report period", capital changes report for the period from January 1 till December 31, 2003, cash flow report designated by words "For the report year", annexes to the accounting balance-sheet as related to the indexes concerning the period from January 1 till December 31, 2003, and explanatory memo, notes 2, 3, 5 - 12 as related to the information concerning the period from January 1 till December, 31 2003 (hereinafter – Accounting statement). The management of OJSC "VolgaTelecom" is responsible for preparation and presentation of this Accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the conformity of the bookkeeping procedure to the Russian Federation legislation, formed on the basis of effected audit. We didn't effect the audit of comparable data of the period before the report one, presented in the profit and loss report, capital changes report, annex to the accounting balance-sheet and explanatory memo, notes 2, 3, 5 – 12, as related to the indexes of the period from January 1 till December, 31 2002, which had been prepared by OJSC "VolgaTelecom" with regard to organizations, affiliated on November 30, 2002 in accordance with the principles stipulated in the note 3 of the Explanatory memo. We also didn't effect the audit of the data, presented in annex 1 to the Accounting statement, for the periods from January 1 till December 31, 2001 and from January 1 till December 31, 2002, submitted with regard to the affiliated companies as if the reorganization had been effected as of January, 1 2001.

We carried out the audit in accordance with Federal law "On the audit activity", adopted federals rules (standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of Russian Federation.

The audit was planned and effected to receive reasonable confidence that the Accounting statement contains no essential misstatements. The audit is effected on the sample basis and includes the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the Accounting statement, assessment of bookkeeping principles and methods, of rules of preparation of the Accounting statement and essential assessed values received by the management of the audited person, and also the assessment of general presentation of the Accounting statement. We think that the effected audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the Accounting statement and on the conformity of the bookkeeping procedure to Russian Federation legislation.

As of December 31, 2003 the doubtful accounts receivable reserve is underreported in the amount of 229 200 thousand rubles, that is why the following amendments to the attached Accounting statement are necessary: line 240 "Accounts receivable (payments are expected within 12 months after the report date)" (as of the end of the report period) of the Accounting balance-sheet is to be reduced by 229 200 thousand rubles and should amount to 1 371 260 thousand rubles; line 145 "Deferred tax assets" (as of the end of the report period) of the Accounting balance-sheet is to be increased by 55 008 thousand rubles and should amount to 58 775 thousand rubles; line 470 "Undistributed profit (uncovered loss) of the report year" (as of the end of the report period) of the Accounting balance-sheet is to be reduced by 174 192 thousand rubles и should amount to 1 835 246 thousand rubles; line 190 "Net profit (undistributed profit (loss) of the report period)" (for the report period) of the profit and loss report is to be reduced by 174 192 thousand rubles and should amount to 1 835 246 thousand rubles.

In our opinion, except for the influence on the Accounting statement of the circumstances stated in the previous paragraph, the bookkeeping procedure in respect of preparation of the Accounting statement of OJSC "VOLGATELECOM" in 2003 meets the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above- mentioned Accounting statement, prepared in accordance with

For examination only – is not authorized auditor's report

Making no qualifications to our report, we draw your attention to the non-audited note 4 of the explanatory memo, in which the surplus of short-term liabilities of OJSC "VOLGATELECOM" over current assets by 1 642 013 thousand rubles as of December 31, 2003 is indicated.

The attached financial statements are not aimed at presentation of financial situation and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than Russian Federation. Accordingly, the attached financial statements are not designated for the persons unfamiliar with Russian bookkeeping principles, procedures and methods.

April 23, 2004

Robert G. Acright,
Partner

Elena Chikisheva,
Manager
General audit qualification certificate
№ K 001489, extended on November 6, 2002 for the unlimited term

Comments of OJSC "VolgaTelecom" executive body regarding qualification made in auditor's report for the accounting statement for 2003

Dear stockholders,

We are bringing to your notice that the qualification made in auditor's report for OJSC "VolgaTelecom" accounting statement for 2003 as regards the understatement of reserve for doubtful debts for the amount of 229 200 thousand rubles, by the Company's management opinion, is incorrect by the following reasons:

In full accordance with current legislation and accounting policy of companies of OJSC "Sviayzinvest" group, in the accounting statement of the Company for 2003 there was established the reserve in the amount of 100 per cent of the amount of debt on all outstanding debts for communication services, the payment of which as of the date of the reserve establishment was overdue by 90 and more days.

As the analysis of accounts receivable, occurred as of 31.12.2002 and repaid in 2003, showed such approach allows for true and fair evaluation of refunding of accounts receivable *(debt minus the reserve as of 31.12.2002 - 818 615 thousand rubles, the amount of accounts receivable as 31.12.2002 repaid in 2003 – 830 459 thousand rubles).*

OJSC "VolgaTelecom" management believes that the Company does not have grounds for introducing amendments proposed by the auditor as regards additional calculation of the reserve for doubtful debts.

Otherwise the stockholders may have complaints as regards the credibility of forming the net profit and defining the size of dividends based on the results of the Company's operation for 2003.

General Director V.F. Lyulin

First deputy to the General Director
For economics and finances T.M. Sipatova

Chief accountant N.I. Popkov

1253-2(b)

REPORT
of the Auditing committee of OJSC "VolgaTelecom"
by the results of examination of the Company's financial and economic activity, the annual accounting statement of the Company, and the authenticity of the data contained in the Company's annual report and annual accounting statement for 2003

April 19, 2004 Moscow

On the basis of the Charter of the Company, the Provision on the Auditing committee of Open Joint Stock Company "VolgaTelecom", the Auditing committee of OJSC "VolgaTelecom" composed of:

- Belyaev K.V.
- Podosinov S.V.
- Greseva L.A.
- Tareeva L.V.
- Feklin A.V.

has effected the examination of annual accounting statement for 2003.

The revision was effected from March 29 till April 09, 2004 in the following spheres:

- The authenticity of the data contained in the annual report and accounting statement for 2003;
- The procedure of bookkeeping and presentation of financial statements for 2003;

General information

Full name: Open Joint Stock Company "VolgaTelecom".
Location: 603000, Nizhny Novgorod city, Gorky sq., Post House.
Basic state registration number: 1025203014781.
The persons responsible for financial and economic activity of the Company for the examined period:
General Director - Lyulin Vladimir Fedorovich
Chief accountant - Popkov Nikolai Ivanovich
The supreme management body of the Company is the General meeting of stockholders, and in periods between the meetings – the Board of directors, headed by the Chairman. The executive body of OJSC "VolgaTelecom" is the Management board with General Director at the head.

The present examination established the following:

In the course of examinations it was established that the Company in its financial and economic activity is guided by the norms of Civil Code of Russian Federation, Tax Code of Russian Federation and other legislative acts of Russian Federation.

The accounting statement of OJSC "VolgaTelecom" is prepared according to the requirements of Federal law of November 21, 1996 № 129-ФЗ "On bookkeeping" (as amended), the Provision on the bookkeeping and accounting statement, approved by Order of the Ministry of Finance of Russian Federation of July, 29 1998 № 34н (as amended), by order of the Ministry of Finance of Russian Federation of July 06, 1999 № 43н "On approval of provision on bookkeeping "Accounting statement of organizations" (PBU 4/99), Order of the Ministry of Finance of Russian Federation of July 22, 2003 № 67н "On accounting statement forms of organizations".

The examination included examination on the sample basis of confirmations of numeric data and explanations, contained in the accounting statement.

The Auditing committee of the Company revealed no serious infringements of established procedure of book-keeping and of preparation of the accounting statement, capable to influence considerably the authenticity of the accounting statement.

The accounting statement of OJSC "VolgaTelecom" allows to form full and objective information on financial and economic processes and results of its activity, necessary for operative management, and also for the use by investors, suppliers, buyers, creditors, tax, financial, banking bodies and other interested organizations and persons.

In the opinion of the Auditing committee's members by the results of examination of financial and economic activity of OJSC "VolgaTelecom" for 2003 and of the annual accounting statement of OJSC "VolgaTelecom" for 2003, the accounting statement of the Company is prepared in the way to assure authentic reflection of assets and liabilities of the Company as of December 31, 2003 and financial results of the Company's activity for 2003, on the basis of requirements of Federal law of November 21, 1996 № 129-ФЗ "On bookkeeping" and normative acts of the Ministry of Finance of Russian Federation (orders of July 29, 1998 № 34н (as amended), July 06, 1999 № 43н, July 22, 2003 № 67н).

Chairman of the Auditing committee — Belyaev K.V.

Members of the Auditing committee:

Podosinov S.V.

Greseva L.A.

Tareeva L.V.

Feklin A.V.

1283-2(b)

RECEIVED
2004 JUN 14 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXPLANATORY MEMORANDUM TO THE ACCOUNTING STATEMENT OF OJSC "VOLGATELECOM" FOR 2003

Table of contents

1. General data (the audit of the information provided in this item has not been conducted)

Open Joint Stock Company "VolgaTelecom", the abbreviated name OJSC "VolgaTelecom", ITN 5260901817, (hereinafter the Company) was registered on December 15, 1993 by the Committee for city's property and land resources of administration of Nizhny Novgorod city, registration № 448. As of December 31, 2003 the Company's personnel capacity was 50 994 men (as of December 31, 2002 - 52 115 men). The company is registered at the address: 603000, Nizhny Novgorod city, Maxim Gorky square, Post House.

As per the issued licenses the Company's major activity types are:

- Provision of local and intrazonal communication services;
- Provision of local, long-distance and international communication services via payphones and shared terminals;
- Provision of long-distance and international communication services;
- Provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);
- Provision of mobile, radiotelephone communication services;
- Provision of mobile radio communication services;
- Provision of personal radio call services;
- Provision of personal radio call services with multiplexing of VHF FM channel;
- Provision of communication channels lease services;
- Provision of telematic services (including e-mail service, access to informational resources service, call center, Telefax service, Comfax service, Officefax service, communications processing service, voice messages service, voice information transfer service, audio conferences service, video conferences service);
- Provision of data transfer services;
- Provision of telegraph communication services (including "telegram" service, services of AT/Telex network);
- Provision of cable TV services;
- Provision of wire broadcasting services;
- Provision of TV broadcasting services by using transmission devices;
- Provision of radio broadcasting services by using transmission devices;
- Provision of local telephone communication services by using radio access facilities;
- Provision of TV broadcasting services by using transmission devices (MMDS);
- Accomplishment of works connected to data constituting a state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret, in connection with functioning of a cryptographic agency;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret as regards the technical information protection;
- The organization and putting into effect the measures to ensure the protection of communication confidentiality and other secrets protected by the law;
- Examination of preliminary design and project documentation;
- Construction, capital repairs, reconstruction, expansion and re-equipment of communication facilities;
- Construction, capital repairs, reconstruction, re-equipment of civil installations;
- Geodesic and cartography activity;

- Training, improvement of professional skills of technical officers, the operational personnel, the administrative personnel;
- Maintenance, repair and sale of cash machines;
- Maintenance, repair and sale of communication facilities;
- Installation, repair and maintenance of security alarm systems;
- The organization of restoration of networks and communication facilities during failures and damages;
- Priority provision of services and communication facilities in the interests of defense, the state management, security, law and order;
- Putting into effect the measures for securing communication services in emergency situations;
- Putting into effect the plans of mobilization preparation of communication network and the measures under emergency situations;
- Provision of consulting services;
- Medical services provision;
- Trading and purchasing activity;
- Commercial fishery;
- Fire prevention and extinguishing activity;
- Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;
- Operation of electric power, thermal and gas networks;
- Designing and construction of buildings and constructions of responsibility level I and II;
- Engineering research work for construction of buildings and constructions of responsibility level I and II;
- Underground survey;
- Provision of certificates for keys for digital electronic signatures, registration of electronic digital signature owners, provision of services connected to application of electronic digital signatures, and confirmation of authenticity of electronic digital signatures;
- Lumbering activity;
- Passenger traffic with motor transport equipped for transportation of more than 8 persons;
- Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;
- Material handling (loading and unloading) in railway transportation;
- Repair of measurement instrumentation;
- Storage and sales of oil, gas and products of their processing.

The Company's registrar is CJSC "Registrar-Sviyaz", Moscow.

The Company's auditor is CJSC "Ernst & Young Vneshaudit", Moscow.

The Company's Board of directors' structure comprises:

The Chairman of the Board of directors:

- Yurchenko Evgenyi Valerievich – deputy to OJSC "Sviayzinvest" General Director.

Deputy to the Chairman:

- Lyulin Vladimir Fedorovich – OJSC "VolgaTelecom" General Director.

Members of the Board of directors:

- Bobin Maxim Victorovich – head of legal department of Moscow representation office of "NCH Advisors, Inc" company;

- Grigorieva Alla Borisovna – deputy to the director - head of section of the department of corporate governance of OJSC "Sviayzinvest";
- Dudchenko Vladimir Vladimirovich – head of Moscow representation office of "NCH Advisors, Inc" company;
- Lopatin Alexander Vladimirovich – deputy to OJSC "Sviayzinvest" General Director;
- Romskyi Georgyi Alexeevich – deputy to OJSC "Sviayzinvest" General Director;
- Savchenko Victor Dmitrievich – director of legal ensuring department of OJSC "Sviayzinvest";
- Zabuzova Elena Victorovna – director of the department of economic planning and budgeting of OJSC "Sviayzinvest";
- Fedorov Oleg Romanovich – deputy to the executive director of the Association of investors rights protection;
- Chernogorodskyi Sergey Valerievich – director of the department of stockholder capital of OJSC "Sviayzinvest".

The Company's Management board structure comprises:

- Lyulin Vladimir Fedorovich – OJSC "VolgaTelecom" General Director;
- Arakcheev Alexander Vasilievich – 1-st deputy to the General Director – OJSC "VolgaTelecom" technical director;
- Sipatova Taisiya Mikhailovna - 1-st deputy to the General Director for economics and finances of OJSC "VolgaTelecom";
- Grigorieva Lyubov Ivanovna - deputy to OJSC "VolgaTelecom" General Director;
- Vystorop Vasilyi Petrovich – deputy to OJSC "VolgaTelecom" General Director;
- Dyakonov Mikhail Vasilievich – deputy to OJSC "VolgaTelecom" General Director;
- Sklyarov Ivan Petrovich – deputy to OJSC "VolgaTelecom" General Director;
- Evdokimov Oleg Lvovich – deputy to OJSC "VolgaTelecom" General Director;
- Kirillov Alexander Ivanovich – deputy to the Director General – director of OJSC "VolgaTelecom" branch in the Republic of Maryi El;
- Korolkov Oleg Animpadistovich – deputy to the Director General – director of OJSC "VolgaTelecom" branch in Saratov;
- Shchukina Elvira Konstantinovna – director of legal department of OJSC "VolgaTelecom";
- Popkov Nikolai Ivanovich – OJSC "VolgaTelecom" chief accountant;
- Kormilitsyna Lyudmila Alexeevna – deputy to the director of communication department of OJSC "Sviayzinvest";
- Elkin Sergey Leonidovich – deputy to the Director General – director of OJSC "VolgaTelecom" branch in Samara.

The Auditing committee structure comprises:

- Belyaev Konstantin Vladimirovich – OJSC "Sviayzinvest" chief accountant;
- Podosinov Sergey Vladimirovich – chief expert of the department of internal audit of OJSC "Sviayzinvest";
- Greseva Lyubov Alexandrovna – chief expert of the department of internal audit of OJSC "Sviayzinvest";
- Tareeva Larisa Valerievna – chief expert of the department of direct investments and property of OJSC "Sviayzinvest";

- Feklin Alexander Vasilievich – deputy to the director of the department of internal audit and control of OJSC “VolgaTelecom”.

The factors affecting the Company’s financial status

Economical and political situation in Russia

The present status of the economy characterizes Russia as a country with transition economy for which high inflation level, the lack of liquidity at securities market and currency exchange regulation are typical that results in inconvertibility of national currency abroad. Stabilization and successful development of Russia’s economy will considerably depend on government actions aimed to management, legal and economic reforms.

In foreseeable future the Company’s activity may be affected by the above factors and their consequences. As a result there is fair uncertainty that may affect the Company’s future activity, the opportunity of its assets sale and meeting of deadlines of liquidation of obligations. The attached accounting statement does not contain adjustments that might be made as a result of resolving these uncertainties in the future. Such adjustments, if required, will be reflected in the accounting statement as they show up and there is a capability to make their quantitative estimation.

2. Accounting policy

This accounting statement of the Company is drawn up on the basis of the following accounting policy.

The basis of drawing up

Bookkeeping is recorded in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of March 28, 2002 N 32-ФЗ, of December 31, 2002 N 187-ФЗ, of December 31, 2002 N 191-ФЗ, of January10, 2003 N 8-ФЗ and of June 30, 2003 N 86-ФЗ) and "Provision on bookkeeping and accounting statement recording in Russian Federation" approved by RF Ministry of Finances Order № 34н of July 29, 1998 (with amendments of December 30, 1999 № 107н and March 24, 2000), and also with effective regulations on bookkeeping.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official exchange rate of a foreign currency to ruble as was effective on the date of the transaction settlement. Monetary assets and liabilities, the cost of which is expressed in foreign currency, are reflected in accounting statement in the amounts calculated on the basis of official rates of ruble to a unit of foreign currency as were effective as of December 31, 2003 and which correspondingly were 29,4545 rubles per 1 US$, 36,8240 rubles per 1 EURO and 0,2753 ruble per 1 Japanese Yen.

Currency exchange differences, which occurred during the year under transactions with assets and liabilities and also during their re-calculation as of the report date, are charged to profit and losses account.

Short-term and long-term assets and liabilities

In the statement the assets (liabilities) are referred to short-term ones if the term of their circulation (retirement) does not exceed 12 months after the report date. All the other assets and liabilities are represented in the statement as the long-term ones.

Intangible assets

The structure of intangible assets reflects exclusive rights to the objects of intellectual property (exclusive copyright for a computer program).

This asset is depreciated by line method on the basis of the term of useful life of 5 years.

In the statement the intangible assets are represented at initial cost minus depreciation amount accrued for the entire utilization time.

The cost of intangible assets is retired by the accrual of depreciation amount calculated by line method at account 05 "Depreciation of intangible assets".

By the initial cost of intangible assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Accounting policy

Fixed assets

The structure of fixed assets reflects buildings, installations, equipment, means of transportation, computing machinery, office equipment, plots of land, machines and other objects with service life of over 12 months which are used for services provision and output of products, or for the Company's management needs and which are capable to provide economic benefits.

The objects of fixed assets are accepted for accounting at actual costs for acquisition (construction).

By the initial cost of fixed assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

In the statement the fixed assets are represented at initial (replacement) cost minus depreciation amount accrued for the entire time of operation.

For fixed assets acquired before January 1, 2002 the norms of depreciation deductions were fixed by each branch independently on the basis of Uniform norms of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990. For fixed assets acquired after January 1, 2002 the depreciation deductions for the groups of fixed assets were fixed on the basis of RF Government Regulation №1 of 01.01.2002.

Fixed assets are depreciated by line method as per the norms calculated on the basis of adopted terms of useful service:

Production buildings	-	From 5 to 100 years
Installations and transfer mechanisms	-	From 5 to 59 years
Communication equipment	-	From 3 to 30 years
Means of transportation	-	From 3 to10 years
Computing machinery and office equipment	-	From 3 to 10 years
Other objects	-	From 2 to 30 years

The plots of land and objects of housing facilities were not depreciated.

The objects of fixed assets with the cost less than 10 000 rubles per a unit, as well as books, brochures and similar publications were amortized for production outlays as they were released to production or operation by using account 02 "Depreciation of fixed assets".

The outlays for all types of repairs were included into the expenses under common types of activity of the report period. The reserve of the costs to be incurred for the repair of fixed assets was not established.

The interest, charged before accepting the objects of fixed assets for accounting, on credits obtained for financing of acquisition (construction) of these objects was included into their initial cost. The interest, charged after accepting the objects of fixed assets for accounting, are reflected in profit and losses statement in the structure of operating expenses.

Fixed assets, obtained under financial rent (leasing) contracts and booked in the structure of the Company's fixed assets, were depreciated by line method on the basis of the term of useful service since the time of putting the object of fixed assets into operation. Accelerated depreciation ratio ... conditions of the contracts, was applied.

Financial investments

Financial investments, for which current market cost is not defined, were reflected in the accounting balance-sheet at their initial cost.

Initial cost of financial investments:
- Acquired for value was defined as the amount of actual expenses of the Company for their acquisition,
- Acquired under contracts stipulating performance of obligations (payment) by non-monetary assets was defined as the cost of assets transferred by the Company,

Financial investments, for which as of the end of 2003 steady substantial reduction in value is recognized, were presented in the balance sheet minus reserve established for depreciation of financial investments. The reserve's amount was classified as the increase of operating expenses.

Financial investments, for which current market cost was defined as per the established procedure, were reflected in the accounting statement by the report year end at current market cost as of December 31, 2003 by adjusting their valuation as of the previous report date. The amount of the adjustment was classified as the increase of operating expenses.

During the sale and other retirement of securities, for which current market cost is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual cost of each security.

Inventories

The inventories were valuated in the amount of actual expenses for their acquisition.

The inventories, for which during the report year the market cost reduced or they became morally obsolete, or completely or partially lost their original quality, are reflected in the accounting balance-sheet as of the report year end at current market cost, physical status of the inventories being taken into account. Reduction of the inventories cost is reflected in the bookkeeping in the form of charging the reserve.

The reserve for material values cost reduction is established for each unit of the inventories adopted in the bookkeeping.

The pledged inventories are valuated at the cost adopted in the bookkeeping.

Retiring inventories (excluding precious metals) are valuated at average prime cost. Precious metals are charged off at the prime cost of each unit.

Deferred expenses

Expenses incurred by the Company in the report year but relating to the next report periods were reflected as the deferred expenses. These expenses are subject to amortization on a straight-line basis at the expense of appropriate sources of cover funds during the period to which they are related.

Debts of buyers and customers

The debts of buyers and customers are reflected in the statement with VAT taken into account, the latter being paid to the budget after the receipt of payment of accounts receivable, and are defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Debt unreal for recovery was charged off the balance as it was recognized to be such. The debt was charged off in accordance with the accounting policy via the established reserve.

Debt, not settled during the terms established by the contracts and not covered by appropriate guarantees, is presented minus doubtful debts reserves.

The amount of reserve is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt settlement.

Due to the fact that at communication enterprises the individual analysis of doubtful debt for communication services is impossible because of large number of subscribers, the reserve was established in the amount of 100% of the debt amount for all unsettled debts for communication services, the payment of which as of the date of the reserve establishment was overdue for 90 and more days. As for the debts the payment of which was delayed less than for 90 days the reserve was not established.

Doubtful debts reserves are classified as the increase of operating expenses.

Additional and reserve capital

Additional capital is formed due to the increment of fixed assets value defined during re-appraisal and also due to the seniorage obtained as a result of the Company's shares sale at the price exceeding their face value.

The Company establishes reserve capital meant for the cover of losses which are not defined specifically though, but may occur in economic activity. Reserve capital is established at the expense of the Company's net profit.

Dividends payable are recognized as liabilities and are deducted from the amount of stockholder capital as of the report date, and are also disclosed in the statement only in the case if they are declared before the report date inclusively.

Received credits and loans

The Company transfers long-term debt under received credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of credit and (or) loan contract.

Additional outlays, incurred in relation to obtaining credits or loans, include the expenses related to:

- rendering of legal and consulting services to the Company;
- carrying out expert examinations;
- consumption of communication services;
- other outlays directly related to obtaining loans in money form.

Additional outlays related to obtaining loans and credits, placement of borrowed liabilities are included into the structure of operating expenses or in the cost of acquired non-current assets in that report period when the specified outlays were incurred.

Interest on received credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans received in money form and raised by the issue of the Company's own bills of exchange, the amount of discount due to payment to the holder of the bill is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the circulation period.

As for the loans received in money form and raised by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their face value (with discount), then the amount of the discount is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the period of the bonds circulation.

Calculations of income tax

Deferred tax assets and income tax liabilities due to repayment in the next report periods are calculated in 2003 and presented in accounting and the statement.

Deferred tax assets and liabilities are calculated in relation to temporary differences which are income and expenses forming accounting income (loss) in one report period and the tax base of income tax – in other report periods.

Deferred tax assets represent the part of deferred income tax which should result in reduction of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to the deducted temporary differences occurred in the report period.

Deferred tax liabilities represent the part of deferred income tax which should result in the increase of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to taxable temporary differences occurred in the report period.

By current income tax is recognized the tax for the taxation purposes calculated in accordance with the requirements of chapter 25 of Russian Federation Tax Code and defined in bookkeeping on the basis of the amount of contingent income tax adjusted to the amounts of constant tax assets and liabilities, and also of deferred tax assets and liabilities of the report period.

Current income tax is recognized in the reporting as a liability to the budget equal to the unpaid amount of income tax.

Contingent expense (gain) of income tax is calculated as the product of accounting income (loss) by income tax rate established by Russian Federation legislation on taxes and dues.

Occurred income tax overpayments to the budgets of Russian Federation subjects and to local territorial budgets were reflected in the structure of accounts receivable.

Revenue recognition

The Company's revenues are subdivided into the income under common types of activity and other income (operating revenue, non-sale and extraordinary income).

Sales proceeds of products and services rendering is recognized by the accrual method, i.e. as the services are rendered and are reflected in the accounting minus VAT, sales tax, customs duties and discounts granted to the buyers.

Sales proceeds of products subject to conditions of the exchange of goods (barter) are defined by the cost of values received or subject to receipt by the Company calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Income from the Company's assets granted for rent is referred to income under common types of activity.

... income are recognized as they are declared

Expenditures depending on their nature and activity types are subdivided into the expenditures under common types of activity and other expenses (operating, non-sale and extraordinary expenses).

The expenses under common types of activity are formed in the amount calculated in money terms equal to the amount of payment in money or other form or to the amount of accounts payable.

The Company calculates complete production cost of rendered services, work done, sold products without separating administrative and commercial expenses.

Government aid

Budgetary funds received on account of government aid (subventions, subsidies) are recognized as monetary assets and resources, differing from monetary assets, are actually received and are reflected in the balance-sheet in the structure of deferred revenues.

Budgetary credits obtained by the Company are reflected in the balance-sheet in the structure of borrowed funds.

Target financing

The funds of target financing are recognized as monetary funds and resources, differing from monetary funds, are actually received and are reflected in the structure of deferred revenues.

Expenses for pension provision

The Company pays fees to Russian Federation Pension fund and also to social security and employment funds as regards its employees. The Company's fees to the Pension fund are 28% of the employees' wage fund and are classified as expenses as they are charged.

In addition to the package of government pension provision the Company participates in the program of one-off payment of pecuniary aid in the amount of one to three official salaries to the Company's employees in case of their retirement. This program covers a large number of the Company's workers and does not stipulate any special fund deductions. The amount of payment depends on the record of service when retiring.

The Company also participates in pension programs implemented within the package of non-government pension provision. The amount of fees is defined on annual basis and they are classified as expenses as they occur. See also item 9 of the present Explanatory memorandum.

Property and liabilities inventory is made:

- of fixed assets – at least once in two years as of November 1 of the report year;
- of intangible assets – every year as of December 1 of the report year;
- of uncompleted capital construction and other capital investments – every year as of November 1 of the report year;
- of raw materials, materials, equipment for installation, semi-finished products, goods, finished products at warehouses – every year as of November 1 of the report year;
- of precious metals – twice a year;

- of uncompleted production – every quarter as of the end of the quarter;
- of deferred revenues and expenditures – every year as of December 31 of the report year;
- of money funds at the accounts in banks – every year as of December 31 of the report year;
- of money funds in cash office – at least once per a quarter;
- of long-term financial investments – every year as of December 31 of the report year;
- of short-term financial investments, monetary instruments – every quarter as of by the quarter end;
- of settlements with debtors and of doubtful debts reserve – every quarter as of by the quarter end;
- of settlements with creditors (under settlements with communication operators) – every quarter as of the quarter end, with other creditor – once a year as of December 31 of the report year;
- of settlements for taxes and obligatory deductions to the budget and off-budget funds – at least once a year;
- of settlements for target financing – every year as of December 31 of the report year;
- of internal settlements – at least once per quarter;
- of settlements with personnel, advance holders – once a year as of December 31 of the report year.

Changes in the accounting policy for 2003

The changes, resulting from the new Regulations on bookkeeping effective since January 1, 2003, were introduced into the Company's accounting policy.

Regulations on bookkeeping "Expenses for science-research, R & D and technological works" (ROB 17/2002) established the rules of accounting and paying off the expenses for completed and uncompleted science-research, R & D and technological works.

In 2003 contingent expenses (income) on income tax, current income tax, recurrent tax assets and liabilities, deferred tax assets and liabilities due to repayment in the next report periods are calculated and reflected in the reporting in accordance with Regulations on bookkeeping "Accounting of income tax calculations" (ROB 18/2002).

Application of the rules, established by ROB 18/2002, in 2003 resulted in the fact that the Company's expenses for income tax increased by 130 078 thousand rubles.

In order to bring the Company's expenses for income tax for year 2002 to the values comparable with the expenses for 2003, the Company re-calculated the data for 2002 as if the norms of ROB 18/2002 had been effective.

The results of the re-calculation were reflected in accounting statement for 2003 in the following way:

- The accounting balance-sheet as of January 01, 2003 reflects incoming balances of lines 145 "Deferred tax assets" in the amount of 1 937 thousand rubles and 515 "Deferred tax liabilities" in the amount of 235 955 thousand rubles, the value of line 460 "Undistributed profit of past years" is decreased by 234 018 thousand rubles.
- Profit and loss statement in column "For similar period of the past year" reflects the expenses for income tax in the amount of 203 thousand rubles for line 152 "Deferred tax assets" and in the amount of 230 440 thousand rubles for line 151 "Deferred tax liabilities".

- The statement on capital changes reflects the reduction of undistributed profit of past years in the amount of 234 018 thousand rubles in line 301 "Changes in the accounting policy".

In 2002 in accordance with current rules of bookkeeping the Company did not establish reserves for depreciation of securities in relation to securities the balance-sheet cost of which exceeded their market cost as of December 31, 2002.

In 2003 in accordance with Regulations on bookkeeping "Accounting of financial investments" (ROB 19/2002) the Company increased the valuation of financial investments quoted at securities market to their current market cost in the amount of 380 thousand rubles and also established the reserves in the amount of 522 thousand rubles for depreciation of other financial investments resulting from steady substantial reduction of their cost.

The Company did not re-calculate the valuation of financial investments to their current market cost as of December 31, 2002 as it did not possess substantial financial investments quoted at securities market as of December 31, 2002.

Changes in the accounting policy for 2004

Essential changes are not introduced in the accounting policy for 2004.

3. Comparative data

In November 2002 the Company was reorganized by affiliation of ten regional operators of Volga region to OJSV "Nizhegorodsviyazinform". In 2003 the structure of the integrated company included the General directorate and 11 regional branches (Kirov branch, branch in the Republic of Mordoviya, branch in the Republic of Maryi El, Orenburg branch, Penza branch, Samara branch, Saratov branch, branch in Udmurt Republic, Ulyanovsk branch, and branch in the Republic of Chuvashiya).

In order to ultimately disclose comparative data of the reporting, in addition to complete text of the accounting statement for 2002 provided in annex 1 to this accounting statement for 2003, the data for the similar period of the past year in the profit and loss statement, in the capital changes statement, annex to the balance-sheet and this explanatory memorandum are provided with taking into account the indices of affiliated companies for the period from January 1 to December 31, 2002 as if the reorganization had occurred on January 1, 2002. Due to the fact that similar representation of data in the money flow statement for the previous period was difficult, the Company's Management board preserved the presentation of these data in the form as they had been presented in the accounting statement for 2002.

Comparative data in the Company's accounting for 2003 are formed by the adjustment of data of final accounting for 2002 to bring them to conformity with the changes in the forms of accounting for 2003.

Changes of opening balance-sheet as of January 1, 2003.

Balance sheet item as of 31.12.2002		Balance sheet item as of 01.01.2003		Deviations	Comments
Number	Value	Value	Number		
110	60	60	**110**		
120	12 410 903	12 410 903	**120**		
130	859 593	754 536	**130**	-105 057	Advances of capital nature (-105 057) are transferred to line 150
135	104	104	**135**		
140	72 316	72 316	**140**		
141	2 138	2 138	**141**		
142	33 180	33 180	**142**		
143	20 382	20 382	**143**		
144	-	-	**X**		
145	16 616	16 616	**144**		
X	X	1 937	**145**	+1 937	Incoming balances for deferred tax assets are reflected
150	-	130 699	**150**	+130 699	Deferred expenses (+(+12151) and advances of capital nature (+118548) are transferred into the structure of other non-current assets
190	**13 342 976**	**13 370 555**	**190**	**+27 579**	Total of section 1

Balance sheet item as of 31.12.2002		Balance sheet item as of 01.01.2003		**DEVIATIONS**	Comments
Number	Value	Value	Number		

210	443 555	431 404	**210**	-12 151	Deferred expenses are transferred into the structure of other non-current assets
211	339 006	339 006	**211**		
212	4	-	**212**	- 4	Rearers and fatteners are transferred into the structure of other inventory and outlays
213	1 456	1 456	**213**		
214	52 434	52 434	**214**		
215	187	187	**215**		
216	50 468	38 317	**216**	-12 151	Deferred expenses are transferred into the structure of other non-current assets
217	-	4	**217**	+4	Rearers and fatteners are transferred into the structure of other inventory and outlays
220	569 731	569 731	**220**		
230	23 658	27 343	**230**	+3 685	**ADVANCES OF CAPITAL NATURE ARE TRANSFERRED INTO THE STRUCTURE OF OTHER NON-CURRENT ASSETS**
231	2	-	**231**	-2	Received bills of exchange are transferred into the structure of receivables from custom
232	-	-	**X**		
234	1 975	5 662	**232**	+ 3 687	Advances of capital nature are transferred into the structure of other non-current assets.
235	21 681	21 681	**233**		
240	1 093 813	1 076 637	**240**	-17 176	Advances of capital nature are transferred into the structure of other non-current assets
241	806 560	818 615	**241**	+12 055	Received bills of exchange are transferred into the structure of receivables from customers (+1 666), settlements with buyers and customers on assets retirement (+10389) are transferred from line 246
242	1 666	X	**X**	-1 666	Received bills of exchange are transferred into the structure of receivables from customers
243	36	-	-	-36	Backlog of affiliated and dependent companies (-36) is transferred to line 246
245	133 768	116 592	**242**	-17 176	Advances of capital nature are transferred into the structure of other non-current assets
246	151 783	141 430	**243**	-10 353	Settlements with buyers and customers on assets retirement (-10389) are transferred to line 241 Backlog of affiliated and dependent companies (+36) is transferred from line 243
250	13 233	13 233	**250**		
260	145 563	145 197	**260**	-366	Financial documents are transferred into the structure other current assets
270	-	366	**270**	+366	Financial documents are transferred into the structure other current assets
290	2 289 553	2 263 911	**290**	-25 642	*Total of section 2*

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Comparative data

Balance sheet item as of 31.12.2002		Balance sheet item as of 01.01.2003		DEVIATIONS	Comments
Number	Value	Value	Number		
300	**15 632 529**	**15 634 466**	**300**	**+1 937**	Changes in the accounting policy, incoming balances for deferred tax liabilities are reflected
410	-1 639 765	-1 639 765	**410**		
420	-4 139 098	-4 139 098	**420**		
430	-72 832	-72 832	**430**		
440	-	X	X		
440	X	-	**440**		
460	-4 180 221	5 418 154	**460**	+1 237 933	Change of past years profit due to incorporation of 2002 profit (+1 471 951), **INCOMING BALANCES FOR DEFERRED TAX LIABILITIES (-235 955) AND ASSETS (+1 936) ARE REFLECTED**
465	-	X	**465**		
470	-1 471 951	-	**470**	- 1 471 951	2002 profit is transferred into undistributed profit of past years
475	-	X	**475**		
490	**-11 503 867**	**-11 269 849**	**490**	**-234 018**	
511	-227 573	-222 263	**511**	-5 310	Settlements with Vnesheconombank (-4 719) are transferred into the structure of loans to line 512, short-term part of long-term credits (-591) is transferred into the structure of short-term credits to line 611
512	-159 084	-146 855	**512**	-12 229	Settlements with Vnesheconombank (+4 719) are transferred into the structure of loans from line 511, short-term part of long-term loans (-16 947) is transferred into the structure of short-term loans to line 612
515	X	-235 955	**515**	+235 955	Incoming balances for deferred tax liabilities are reflected
520	510 631	-468 509	**520**	-42 122	Short-term part of leasing (-44 246) is transferred to line 621, the debt, represented as of 31.12.2002 as a short-term debt, is transferred into the structure of long-term debt from line 626 (+3 985) to line 626 (-1 861)
590	**-897 288**	**-1 073 582**	**590**	**+176 294**	
610	-927 466	-945 004	**610**	+17 538	Short-term part of long-term debt is transferred into the structure of short-term debt (+17 538)
611	-781 102	-776 664	**611**	-4 438	Settlements with Vnesheconombank (-5 029) are transferred into the structure of loans to line 612, short-term part of long-term credits (+591) is transferred into the structure of short-term credits from line 511

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Comparative data

Balance sheet item as of 31.12.2002		Balance sheet item as of 01.01.2003		Deviations	Comments
Number	Value	Value	Number		
612	-146 364	-168 340	**612**	+21 976	Settlements with Vnesheconombank (+5 029) are transferred into the structure of loans from line 611, short-term part of long-term loans (+16 947) is transferred into the structure of short-term loans from line 512
620	-2 037 751	-2 079 874	**620**	+42 123	Total of lines 621,622,623,626,628
621	-786 486	-1 019 617	**621**	+233 131	Short-term part of leasing (+44 246) is transferred from line 520, settlements of leasing payments (+176 575) are transferred from line 628 Issued bills of exchange are transferred into the structure of suppliers backlog (+12 310)
622	-12 310	-	**X**	-12 310	Issued bills of exchange are transferred into the structure of suppliers backlog (-12 310)
623	1 674	-	**X**	-1 674	Backlog for settlements with affiliated and dependent companies is transferred to line 626
624	-110 729	-110 729	**623**		
625	-45 486	-45 486	**624**		
626	-292 458	-297 463	**625**	+5 005	Backlog for cancelled taxes is transferred into the settlements with budget
627	-293 303	-293 303	**622**		
628	-495 305	-313 276	**626**	-182 029	Backlog for cancelled taxes is transferred into the settlements with budget (-5005), to line 621 settlements for leasing payments (-176 575), Backlog represented as of 31.12.2002 as a short-term is transferred as of 01.01.2003 into the structure of long-term debt to line 520 (-3985) from line 520 (+1 861) Backlog for settlements with affiliated and dependent companies is transferred to line 626 (+1674)
630	-56 671	-56 671	**630**		
640	- 209 486	-209 486	**640**		
690	-3 231 374	-3 291 035	**690**	+59 661	Total of section 5
700	**-15 632 529**	**-15 634 466**	**700**	**+1 937**	Changes in the accounting policy, incoming balances for deferred tax assets are reflected
910	171 776	171 776	**901**		
911	160 395	160 395	**911**		
920	989	989	**902**		
930	800	800	**903**		
940	177 340	177 340	**904**		
950	-	-	**905**		
960	1 903 425	1 903 425	**906**		
		[illegible]	**907**	1 733	Re-classification in line 908, wear and tear of the objects of external public services and amenities is

					transferred
993	15 638	10 159	909		

Incoming balances for deferred tax assets calculated on the basis of temporary differences occurred in 2002 are reflected in the accounting balance-sheet in order to ensure comparability of data as of the beginning of 2003. The value of line 145 "Deferred tax assets" as of the year beginning was 1 937 thousand rubles, of line 515 "Deferred tax liabilities" - 235 955 thousand rubles, which resulted in the change of value of line 460 "Undistributed profit (uncovered loss) of past years" by 234 018 thousand rubles.

The growth of currency of the balance by 1 937 thousand rubles is explained by the fact that incoming balances for deferred tax assets of 1 937 thousand rubles were reflected.

Changes of comparative information for 2002 in Profit and loss statement.

Line code	Column 4 of form 2 for 2002	Column 4 of form 2 for 2003	Deviations	Explanations
010	10 967 595	10 967 595		
020	-7 796 630	-7 796 630		
050	3 170 965	3 170 965		
060	2 778	2 778		
070	-126 059	-126 059		
080	13 470	13 470		
090	163 794	163 794		
100	-729 389	-729 389		
120	215 421	215 421		
130	-720 512	-741 362	-20 850	Penalties and penalty fees for taxes and dues are transferred into the structure of non-sale expenses (-20 850)
140	1 990 468	1 969 618	-20 850	
150	-518 609	-728 402	-209 793	Penalties and penalty fees for taxes and dues are transferred into the structure of non-sale expenses (-20 850), deferred tax liabilities (+230 440) are reflected, tax assets are reflected (+203)
151	X	-230 440	+230 440	Deferred tax liabilities (+230 440) are reflected
152	X	-203	+203	Deferred tax assets (+203) are reflected
153	-	-497 760	+497 760	
160	1 471 859	1 241 216	-230 643	
170	150	150		
180	-58	-58		
190	**1 471 951**	**1 241 307**	**-230 643**	

Comparable data on the Company's revenues and expenses for 2002 are provided in Profit and loss statement in column "For similar period preceding the report one".

The value of net profit for 2002 in line 190 reduced by 230 643 thousand rubles as a result of reflecting deferred tax liabilities in the amount of 230 440 thousand rubles and deferred tax assets in the amount of 203 thousand rubles.

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Comparative data

Changes of comparable information for 2002 in Annex to accounting balance-sheet.

Line code	Column 6 of form .5 for 2002	Column 3 of form .5 for 2003	Line code	Deviations	Explanations
360	2 702	2 702	**207**		
361	3 177 576	2 992 087	**201**	-185 489	Housing facilities buildings (-84 526) are transferred to line 206, non-core buildings (-100 963) are transferred to line 208 (-100 963)
362	7 215 015	7 304 315	**202**	+89 300	Transfer mechanisms (+89 300) are transferred from line 363
363	11 428 008	10 771 836	**203**	-656 172	Non-core machines and equipment are transferred to line 208(-95470), transfer mechanisms are transferred to line 202(-89300), computing machinery is transferred to line 205(-471402)
364	370 773	363 395	**204**	-7 378	Non-core transport is transferred to line 208
365	82 770			-82 770	Production inventory is transferred to line 208 – other types of fixed assets
366	29			-29	Workstock is transferred to line 208 – other types of fixed assets
367	-				
368	16			-16	Perennial plantations are transferred to line 208 – other types of fixed assets
369	63 530	350 157	**208**	+286 627	Non-core machines and equipment are transferred from line 363(-95470), non-core transport is transferred from line 364 (+7378), from line 365 production inventory is transferred to line 208 – other types of fixed assets (+82770), from line 366 the workstock is transferred to line 208 – other types of fixed assets (+29), from line 366 perennial plantations are transferred to line 208 – other types of fixed assets (+16), non-core buildings (-100 963) are transferred from line 361 (+100963)
		471 402	**205**	+471 402	Computing machinery is transferred from line 363 (+471402)
		84 526	**206**	+84 526	Housing facilities buildings (-84 526) are transferred from line 361 (+84526)
370	22 340 419	22 340 420	**210**		

4. Analysis and estimation of balance sheet structure, earnings record.

Analysis and estimation of balance sheet structure

As of December 31, 2003 the structure of balance sheet is characterized by the following indices:

	31.12. 2003	Normative standard *
Cash ratio	0,05	0,2-0,6
Working capital ratio	0,67	1 – 1,5
Ratio of own current assets supply	-1,53	> 0.1
Profitability of sales	28,7	

*) Normative standard characterizes satisfactory structure of the balance sheet.

For reference:

Cash ratio characterizes the cover of short-term debt obligations at the expense of the Company's monetary funds. It is defined as the ratio of the most liquid assets of the enterprise (monetary funds, line 260 of the balance sheet assets) to current liabilities (total of section V of the balance sheet liabilities).

Working capital ratio characterizes general supply of the Company by current assets for carrying out economic activity and timely repayment of term liabilities. It is defined as the ratio of actual cost of current assets in the form of production stocks, finished products, monetary funds, accounts receivable and other current assets (total of section II of the balance sheet assets) available with the Company to the most urgent liabilities of enterprises in the form of short-term bank credits, short-term loans and accounts payable (total of section V of the balance sheet liabilities).

Ratio of own current assets supply characterizes the availability with the Company of its own current assets required for their financial stability. It is defined as the ratio of difference between the volumes of own funds sources (total of section III of the balance sheet liabilities) and the actual cost of fixed assets and other non-current assets (total of section I of the balance sheet assets) to the actual cost of current assets in the form of production stocks, uncompleted production, finished products, monetary funds, accounts receivable and other current assets (total of section II of the balance sheet assets) available with enterprises. The ratio of own current assets supply is lower than the value of normative standard due to the fact that the Company's current liabilities exceed the current assets by 1 642 013 thousand rubles.

Profitability of sales characterizes the efficiency of the Company's operation. It is defined by the ratio of products sales profit (line 050 of form №2) to the sales volume (line 010 of form № 2).

Earnings record for 2003

Activity type	Proceeds (line 010 of form.№ 2)		Prime cost (line 020 of form №2)		Profit (line 050 of form.№2)		Earnings record Δ,%
	2003	2002	2003	2002	2003	2002	
Rendering of communication	14 242 307	10 587 627	10 119 415	7 449 910	4 122 892	3 137 718	31,4

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Analysis and estimation of balance sheet structure, earnings record

---

The results of 2003 indicate considerable growth of profit from communication services rendering, in the first place it is connected with the growth of tariffs and also with charging 100% of the tariff for preferential categories of citizenry.

The indices of the Company's profit are the following.

In 2003 the net profit increased vs. the last year by 768 million rubles and is 2 009 million rubles, which meets the established parameters of the Company's budget. The rate of growth of the net profit was 161,8 %.

Proceeds from sale are 4 206 million rubles; the rate of growth to the data of the past year was 132,6%;

Income before tax – 2 867 million rubles, the rate of growth to the data of the past year was 145,6%.

In 2003 profitability of sales upon the whole for the Company is 28,7% (schedule - 29,5%).

Cost-efficiency for income before tax - 19 % (schedule - 26,5%),

Cost-efficiency for the net profit - 14 %.

The indices of the Company's activity efficiency in 2003 are represented in the table:

Index	Measure unit	2003
Revenue per an employee, including dual jobholders and non-listed workers	Thousand rubles	284,6
The rate of growth to the relevant period of the previous year	%	*140,2*
Revenue per a line	rubles	3662,4
The rate of growth to the relevant period of the previous year	%	*125,9*
Expenses per an employee, including dual jobholders and non-listed workers	Thousand rubles	202,9
The rate of growth to the relevant period of the previous year	%	*140,6*
Expenses per a line	rubles	2610,9
The rate of growth to the relevant period of the previous year	%	*126,3*
Sales profit per an employee, including dual jobholders and non-listed workers	Thousand rubles	81,7
The rate of growth to the relevant period of the previous year	%	*139,3*
Sales profit per a line	rubles	1051,5
[illegible]	%	[illegible]

previous year		
Income before tax per an employee, including dual jobholders and non-listed workers	Thousand rubles	55,4
The rate of growth to the relevant period of the previous year	%	*152,1*
Income before tax per a line	rubles	713,3
The rate of growth to the relevant period of the previous year	%	*136,6*
The number of lines per an employee, including dual jobholders and non-listed workers	lines	77,7
The rate of growth to the relevant period of the previous year	%	*111,4*
Return on personnel (less Uniform Social Tax)		4,3
The rate of growth to the relevant period of the previous year	%	*98,8*
Prime cost per 100 rubles of proceeds	rubles	71,3
The rate of growth to the relevant period of the previous year	%	*100,3*
Share of proceeds from new services in revenues	%	4,3
The rate of growth to the relevant period of the previous year	%	*171,3*

5. Explanations to essential balance sheet items

5.1. Fixed assets (item 120 of the Balance sheet)

As of January 1, 2003 the Company did not revaluate the fixed assets.
The change of the cost of the fixed assets in 2003:

	Amount in thousand rubles
Increase of the cost of the fixed assets, total	4 260 104
Including due to:	
Acquisition of new objects	948 360
Construction of new objects	3 237 543
Free of charge obtainment	56 746
Other acquisition	17 455
Reduction (retirement) of the cost of the fixed assets, total	(359 110)
Including due to:	
Sales of fixed assets	(29 479)
Writing off of fixed assets	(291 739)
Other retirement	(25 596)
Change of depreciation, total	(1 332 744)
including	
Charged depreciation for the period	(1 533 958)
Accrued depreciation for acquired fixed assets	(75 408)
Depreciation for realized objects	20 808
Depreciation for written off objects	255 501
Depreciation for the objects acquired free of charge	313
Total change of the original cost of the fixed assets	2 568 250

The major portion (80%) of the acquired fixed assets is the equipment of communication networks, buildings, switches, computing machinery, other communication equipment; of constructed fixed assets – 86 % are communication lines, buildings and other equipment of communication networks.

Fixed assets obtained under leasing contracts

As of December 31, 2003 the Company concluded 95 contracts of financial rent (leasing) for the amount of 2 868 636,9 thousand rubles. The terms of lease are to 72 months.

The cost of fixed assets obtained under leasing contracts:

	As of 01.01.2003	As of 31.12.2003
Fixed assets in the Company's balance:		
- original cost of fixed assets	525 761	1 428 300
- charged depreciation for fixed assets	82 483	366 375
- balance sheet value of fixed assets	443 278	1 061 925
Fixed assets in lessor's balance:		
- contract value of fixed assets	160 395	202 413

The amounts of leasing payments to be incurred:

The term of payments	The amounts of payments, total	Including:	
		For fixed assets in the Company's balance (are reflected in the structure of liabilities in items 620 and 520 of the Balance sheet)	For fixed assets in the lessor's balance (are not reflected in the structure of liabilities)
2004	599 371	543 772	55 599
2005 - 2009	863 929	850 839	13 090
after 2009	170	170	-
TOTAL:	**1 463 470**	**1 394 781**	**68 689**

As of 31.12.2003 the Company's fixed assets in the amount of 2 850 662 thousand rubles are pledged in the banks as the guarantee of future payments under the contracts of bank loan.

As of 31.12.2003 the Company has fixed assets worth of 60 534 thousand rubles accepted for operation and actually in use, being in the process of state registration.

5.2. Capital investments (item 130 of the Balance sheet):

	As of 01.01.2003	**As of 31.12.2003**
Investments into non-current assets, total:	649 692	986 853
Including: Construction, modernization and reconstruction of fixed assets objects by contract method	571 279	676 927
Construction, modernization and reconstruction of fixed assets objects under its own stream	39 834	68 943
Capital investments into leased objects of fixed assets	441	393
Acquisition of separate objects of fixed assets	19 436	14 293
Acquisition of fixed assets under leasing contracts	-	165 755
Objects of completed capital construction without the certificate of state registration	18 699	60 535
Other	3	7
Equipment for installation	104 844	53 969
TOTAL:	**754 536**	**1 040 822**

During 2003 the Company included the expenses for received investment credits in the amount of 2 354 thousand rubles into the cost of investment assets.
The Company is constructing and re-constructing the objects. 1 841 147 thousand rubles are allocated for new construction, 538 974 thousand rubles – for reconstruction, 1 803 511 thousand rubles – for the expansion, 1 22 597 thousand rubles – for technical upgrading. During 2 003 the expenses for the investment activity amounted to 4 514 048 thousand rubles, basic production assets worth of 4 185 903 thousand rubles were put into operation.

5.3. Financial investments (item 140 of the Balance sheet)

Section 4 of form №5 Annex to accounting balance-sheet provides the information about the value of financial investments by the types, including the value of financial investments which had been adjusted to the current market value as of December 31, 2003.

The Company's major investments into the charter capitals of affiliated, dependent and other companies:

Company's name	Activity type	The value of investments as of 31.12.2003	Share in charter capital, %	Share fraction of voting shares, %
Affiliated companies				
CJSC "Orenburg-GSM"	Cellular, radio telephone communication services	102	51	51
CJSC "Digital telecommunications"	Local telephone communication services	2 768	100	100
LLC "Vyatskaya Cellular Communication"	Cellular communication services	41	51	-
LLC "Vyatka-Page"	Paging communication	18	91	-
CJSC "Ulyanovsk-GSM"	Cellular communication services	51	51	51
LLC "Private Security Enterprise-ROS"	Security services	60	60	-
LLC Russian-American JV "Izhcom"	Data transfer services	306	51	-
LLC "Udmurtskie cellular networks – 450"	Cellular communication services	150	100	-
CJSC "Cellular communication of Mordoviya"	Communication services	30	60	60
CJSC "Telesviyazinform"	Communication services	10	100	100
CJSC "Pulse Radio Yoshkar-Ola"	Communication services	183	61	61
LLC "Radio-Resonance"	Airplay of TV-radio programs	4	51	-
CJSC "Nizhegorodskaya cellular communication"	Cellular communication services	651 974	100	100
OJSC "Tatincom – T"	Cellular communication services, GSM	473 936	50+1акция	50+1акция
CJSC "Public telephone Saratov"	Communication services	50	50+1 П.А.	50+1П.А
Depreciation reserve	-	-	-	-
Total:	-	**1 129 683**	-	-

Associated companies				
OJSC "OMRIX"	Data transfer services	84	42	42
OJSC "Telesot"	Communication services	9 435	32	32
CJSC "Saratov Mobile"	Cellular communication services	3 301	50	50
CJSC "Samara-Telecom"	Local telephone communication services	75	28	28
CJSC "Penza Mobile"	Cellular communication services	1 210	40	40
CJSC "Digital networks of Udmurtiya"	Cellular communication services	49	49	49
CJSC JV "Pulse Radio"	Over-the-air radio broadcasting	-	40	40
LLC "Reanta"		2	21	-
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50	50	50
CJSC "Ericsson sviyaz"		11	24	24
CJSC "Transsviyaz"	Development of projects of digital networks creation	160	40	40
CJSC "Nizhegorodteleservice"	Creation and operation of integrated system	1 191	40	40
CJSC Commercial Bank "C-Bank"	Bank services	5 980	42	42
CJSC "Chuvashiya Mobile"	Cellular communication services	502	30	30
CJSC "Chery Page"	Paging communication services	114	50	50
Total:	-	**22 164**	-	-
Financial investments in other organizations	X	18 881	%	%
Reserve for depreciation of other financial investments	-	- 522	-	-
TOTAL: (the sum of the balance sheet items 141, 142, 143)		**1 170 20 6**		

In accordance with the decision of the Board of directors the Company in 2003 acquired 50% of shares of CJSC "Nizhegorodskaya cellular communication" (50 000 ordinary shares) and 50% +1 share of OJSC "TATINCOM-T" (3 418 837 ordinary shares) for 651 974 thousand rubles *(or 20 000 thousand of US$)* and 473 935 thousand rubles *(or 15 612 thousand US$)* correspondingly.

Associated companies				
OJSC "OMRIX"	Data transfer services	84	42	42
OJSC "Telesot"	Communication services	9 435	32	32
CJSC "Saratov Mobile"	Cellular communication services	3 301	50	50
CJSC "Samara-Telecom"	Local telephone communication services	75	28	28
CJSC "Penza Mobile"	Cellular communication services	1 210	40	40
CJSC "Digital networks of Udmurtiya"	Cellular communication services	49	49	49
CJSC JV "Pulse Radio"	Over-the-air radio broadcasting	-	40	40
LLC "Reanta"		2	21	-
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50	50	50
CJSC "Ericsson sviyaz"		11	24	24
CJSC "Transsviyaz"	Development of projects of digital networks creation	160	40	40
CJSC "Nizhegorodteleservice"	Creation and operation of integrated system	1 191	40	40
CJSC Commercial Bank "C-Bank"	Bank services	5 980	42	42
CJSC "Chuvashiya Mobile"	Cellular communication services	502	30	30
CJSC "Chery Page"	Paging communication services	114	50	50
Total:	-	**22 164**	-	-
Financial investments in other organizations	X	18 881	%	%
Reserve for depreciation of other financial investments	-	- 522	-	-
TOTAL: (the sum of the balance sheet items 141, 142, 143)		**1 170 20 6**		

In accordance with the decision of the Board of directors the Company in 2003 acquired 50% of shares of CJSC "Nizhegorodskaya cellular communication" (50 000 ordinary shares) and 50% +1 share of OJSC "TATINCOM-T" (3 418 837 ordinary shares) for 651 974 thousand rubles *(or 20 000 thousand of US$)* and 473 935 thousand rubles *(or 15 612 thousand US$)* correspondingly. Also the Company acquired 18,75% of shares of CJSC "Digital telecommunications" (3 ordinary shares) for 2 415 thousand rubles. The entries in stockholders' registers, confirming the transfer of property right to these securities, were correspondingly made on March 6, 2003; September 22, 2003; September 23, 2003; October 13, 2003; December 19, 2003 and January 15, 2004.

By reinvestment of charged but not paid dividends the Company obtained 253 ordinary shares of Joint stock commercial Bank "Mordovpromstroibank" – Open Joint Stock Company for the total amount of 253 thousand rubles. The Company's share fraction in the charter capital of this enterprise does not exceed 20 per cent.

In 2003 the Company did not transfer securities to other organizations as a contribution to charter capital.

In 2002 the Company for the shares the market value of which was lower than their balance-sheet value had not created the reserve for securities depreciation. In the report year the reserve was established in the amount of 522 thousand rubles, the amount of the reserve is classified as the increase of operating expenses.

As of the end of the report year the original value of financial investments in the Company's shares was increased to current market value by 380 thousand rubles on the shares of OJSC JSC RF Savings Bank.

The income obtained in the form of dividends from long-term financial investments is reflected in item "Income from participation in other organizations" in profit and loss statement in the amount of 30 910 thousand rubles (in 2002 – 13 470 thousand rubles).

Loans granted by the Company as of December 31, 2003:

Borrower's name	Loan's amount	Repayment period	Annual interest rate, %	Obtained guarantee (asset's name/value)
Short-term loans				
CJSC "Orenburg GSM"	4 700	31.12.2003	0	none
CJSC "Nizhegorodskyi radio telephone"	2 924	29.06.2004	13	Fixed assets worth of 2 913,5
Depreciation reserve	-	-	-	-
TOTAL:	**7 624**	-	-	-

As of December 31, 2003 CJSC "Orenburg GSM" debt to the Company under two loans granted in 2002 and 2003 is 4 700 thousand rubles.

The reserve for depreciation of loans granted in 2002 was not established.

The total amount of reserves for the Company's financial investments depreciation as of December 31, 2003 was 522 thousand rubles.

5.4. Deferred tax assets (item 145 of the Balance sheet)

Flow of deferred tax assets in 2003:

Balance as of 01.01.2003	1 937
Created in the report period for deducted temporary differences	2 279
Repaid to reduce tax payments	449

Written off during the retirement of objects for which had been created	-
Balance as of 31.12.2003	3 767

By calculation method the Company defined the deferred tax assets as of January 01, 2003 in the amount of 1 937 thousand rubles for deducted temporary differences occurred prior to January 01, 2003 in order to bring the data as of the year beginning to the values comparable with the data as of the end of 2003.

The differences resulted in recognition of deferred tax assets are described in section 6.6.

5.5. Other non-current assets (item 150 of the Balance sheet):

	As of 01.01.200	As of 31.12.2003
Advances paid on account of settlements for acquisition and creation of non-current assets	118 548	84 930
Deferred expenses for acquisition of software products and databases	12 151	706 657
TOTAL:	**130 699**	**791 587**

The structure of deferred expenses for acquisition of software products and databases reflects the Company's expenses for the acquisition of "Oracle E-Business Suite" software for the enterprise management.

In accordance with the decision of the Management board of OJSC "Sviayzinvest" № 10 of 14.04.2003 on the implementation of Enterprise Resource Planning system (ERP) at OJSC "Sviayzinvest" enterprises, on May 28, 2003 the Company's Board of directors approved the decision on the expediency of implementing ERP system on the basis of Oracle E-Business Suite software and approved the contract with CJSC "Open technologies 98" for the supply of Oracle E-Business Suite software worth of 663 278 thousand rubles (equivalent to 21 915 thousand US$). According to the contract of sale and delivery among other applications the Company acquired 13 029 licenses of E-Business Suite 2003 Professional for nonexclusive right for the software usage. The Company is planning to complete the implementation of the system in 2007.

5.6. Inventories

The structure of raw materials, materials and other similar values (item 211 of the Balance sheet):

	As of 01.01.2003	As of 31.12.2003
Cable	71 883	92 957
Fuel	6 972	8 001
Spare parts	70 316	67 039
Materials transferred for processing to a third party	238	118
Construction materials	46 728	41 061
Inventory and economic accessories	30 130	32 691
Other materials	112 739	129 359

TOTAL:	**339 006**	**371 226**

As of December 31, 2003 the inventories were not pledged.

In 2003 the reserve for the inventories reduction was not created.

5.7. Long-term accounts receivable of buyers and customers (item 231 of the Balance sheet):

	As of 01.01.2003	As of 31.12.2003
Settlements with buyers and customers under non-core types of activity	-	4 073
Accounts receivable under the settlements for realized assets	-	273
TOTAL:	-	**4 346**

5.8. Short-term accounts receivable of buyers and customers (item 241 of the Balance sheet):

	Backlog total	Reserve for doubtful debts	Backlog, less the reserve for doubtful debts
As of 01.01.2003			
Settlements with natural persons (for communication services)	396 349	42 473	353 876
Settlements for reimbursement of expenses related to granting of privileges to some categories of subscribers	178 872	93 481	85 391
Settlements with budgetary organizations for communication services	141 245	53 106	88 139
Settlements with non-budgetary organizations for communication services (excluding communication services providers)	293 898	71 413	222 485
Settlements with communication services providers for communication services	28 176	-	28 176
Settlements with buyers and customers for non-core types of activity	33 824	3 969	29 855
Settlements under other operations	12 284	1 591	10 693
TOTAL as of 01.01.2003:	**1 084 648**	**266 033**	**818 615**

	Backlog total	Reserve for doubtful debts	Backlog, less the reserve for doubtful debts
As of 31.12.2003			
Settlements with natural persons (for communication services)	577 224	34 049	543 175
Settlements for reimbursement of expenses related to granting of privileges to some categories of subscribers	579 583	308 046	271 537
Settlements with budgetary organizations for communication services	165 219	47 052	118 167
Settlements with non-budgetary organizations for communication services (excluding communication services providers)	292 438	45 110	247 328
Settlements with communication services providers for communication services	143 576	18 880	124 696
Settlements with buyers and customers for non-core types of activity	46 662	9 395	37 267
Settlements under other operations	3 181	343	2 838
TOTAL as of 31.12.2003:	**1 807 883**	**462 875**	**1 345 008**

5.9. Other accounts receivable the payments on which are expected within 12 months after the report date (item 243 of the Balance sheet)

	As of 01.01.2003	As of 31.12.2003
SETTLEMENTS FOR TAXES AND DUES	41 509	46 299
Settlements for social insurance and provision	8 545	6 381
Settlements with personnel for remuneration of labor	7	36
Settlements with accountable persons	1 070	922
Settlements with personnel for other operations	16 275	12 907
Settlements with different debtors:	74 024	72 436
- settlements for property and personal insurance	664	-
- settlements for claims	5 806	2 032
- settlements for due income	16	52
- settlements for investments	-	-
- other settlements with affiliated and dependent companies	26	36
- settlements for operations with securities	-	2
- other	67 512	70 314
TOTAL:	**141 430**	**138 981**

5.10. Charter capital (item 410 of the Balance sheet):

The Charter capital is 1 639 765 thousand rubles and consist of 245 969 590 pieces of ordinary and 81 983 404 pieces of preferred shares with the face value of 5 rubles each.

Stockholders	Ordinary shares		Preferred shares		Face value of placed shares
	Quantity (pieces)	Face value	Quantity (pieces)	Face value	
Legal entities, total:	**231 473 054**	**5,00**	**56 116 395**	**5,00**	**1 437 947 245**
Including:					
- OJSC "Sviayzinvest"	124 633 745	5,00	-	-	623 168 725
- Affiliated and dependent companies	42 276	5,00	160 594	5,00	1 014 350
Among them:					
CJSC "Digital telecommunications"	-	-	1 829	5,00	9 145
CJSC "Commercial bank "C-Bank"	33 455	5,00	135 574	5,00	845 145
CJSC "Digital networks of Udmurtiya – 900"	8 821	5,00	23 191	5,00	160 060
- Other legal entities, total	106 797 033	5,00	55 955 801	5,00	813 764 170
Among them:					
"ING BANK (EURASIA)" (CLOSED JOINT STOCK COMPANY)	44 034 981	5,00	8 489 778	5,00	262 623 795
CJSC "DKK"	13 913 380	5,00	13 886 962	5,00	139 001 710
CJSC "BRANSWICK UBS NOMINEES"	10 755 305	5,00	9 144 366	5,00	99 498 355
LINDSELL ETNTERPRISES LIMITED	4 279 882	5,00	9 571 555	5,00	69 257 185
Commercial Bank "J.P. Morgan Bank International" (Limited Liability Company)	10 050 912	5,00	2 934 753	5,00	64 928 325
WAKEMAN ENTERPRISES LIMITED	6 423 113	5,00	78 980	5,00	32 510 465
CJSC "ABN AMRO BANK Plc"	958 122	5,00	4 787 763	5,00	28 729 425
PRUETT ENTERPRISES LIMITED	3 569 696	5,00	1 848 248	5,00	27 089 720
OJSC "RTK-Leasing"	3 528 547	5,00	-	-	17 642 735
Other	9 283 095	5,00	5 213 396	5,00	72 482 455
Natural persons, total:	**14 496 536**	**5,00**	**25 867 009**	**5,00**	**201 817 725**
- Company's employees	2 481 548	5,00	8 699 274	5,00	55 904 110
- Other	12 014 988	5,00	17 167 735	5,00	145 913 615
TOTAL:	**245 969 590**	**5,00**	**81 983 404**	**5,00**	**1 639 764 970**

As of December 31, 2003 the Company's charter capital is completely paid.

Preferred shares do not grant the right of vote. They may not be converted into ordinary shares; annual dividend in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of preferred shares, which make 25% of the Company's charter capital, is paid on them.

5.11. Own shares redeemed from the stockholders (item 440 of the Balance sheet)

As of December 31, 2003 the Company did not have own shares redeemed from the stockholders.

5.12. Profit distribution

Scheduled 2003 profit distribution subject to the approval at the annual general meeting of the Company's stockholders which is to take place in June 2004:

	Amount, thousand rubles
Capital before the report year profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	4 088 227
Profit of the past years	5 134 850
Profit of the report year	2 009 438
Total capital before profit distribution:	**12 954 268**
Trends of the report year profit distribution	
Profit allocated for the reserve fund establishment	-
Profit allocated for the establishment of a special fund of the Company's employees corporalization (if its establishment is stipulated by the constituent documents)	-
Profit allocated for dividends	(426 331)
Summary of the report year profit distribution	**(426 331)**
Capital after the profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	4 088 227
Profit of the past years	6 717 957
Total capital after the profit distribution:	**12 527 937**
Reduction of capital after the report year profit distribution	**(426 331)**
Gain (reduction) of capital as related to undistributed profit of the report year	1 583 107

5.13. Dividends

In 2003 by the resolution of the annual general meeting of stockholders (minutes № 3 of June 27, 2003) it was declared to pay dividends for the year ended on December 31, 2002 in the amount of 0,7066 ruble per one ordinary share and 1,7954 rubles per one preferred share. The amount of dividends due to payment was 320 995 thousand rubles.

The dividends for 2002 were charged in the following size:

Shares' name	Quantity of shares (pieces)	Dividends per a share (ruble)	Total amount of dividends (rubles)
Preferred shares of A type	81 983 404	1,7954	147 193 004
Ordinary shares	245 969 590	0,7066	173 802 112
TOTAL:			**320 995 116**

The attached financial statements do not reflect the dividends for 2003. They will be reflected as the disposition of undistributed profit during the year ending on December 31, 2004 after their approval at the annual general meeting of the Company's stockholders.

5.14. Credits and loans (lines 510 and 610 of the Balance sheet):

	Long-term		Short-term	
	01.01.2003	**31.12.2003**	**01.01.2003**	**31.12.2003**
Banks' credits, total:	**222 263**	**1 012 450**	**776 664**	**806 296**
Including:				
RF Savings Bank	116 000	676 861	605 466	535 030
CJSC JSIC Nizhegorodpromstroibank	-	-	27 222	7 199
Bank of Foreign trade	87 741	35 589	57 328	63 058
OI Commercial Bank "Rus"	18 522	-	1 979	-
Alfa-Bank	-	-	65 248	-
Borskyi Commercial Bank	-	-	10 000	-
SJC Commercial Bank "Vyatka-Bank"	-	-	8 000	-
CJSC "International Moscow's Bank"	-	300 000	-	201 009
Ministry of finances of the Republic of Maryi El	-	-	1 401	-
CJSC JSC Bank "Gazprombank"	-	-	20	-
Loans of organizations not being part of OJSC "Sviayzinvest" group	**74 931**	**43 542**	**122 070**	**171 776**
Including:				
Vnesheconombank	74 931	32 906	117 373	166 126
CJSC "Marmobile"	-	-	3 000	-
Department of finances of Penza oblast	-	10 636	-	5 414
Other	-	-	1 697	236
Loans of organizations being part of OJSC "Sviayzinvest" group	**3 844**	**-**	**46 270**	**-**
Including:				
OJSC "Sviayzinvest"	3 844	-	46 270	-
Issued bonds	**68 080**	**1 051 688**	-	**31 829**
Issued bills of exchange	-	-	-	**438 345**
TOTAL:	**369 118**	**2 107 680**	**945 004**	**1 448 246**

In February 2003 the Company registered the issue of paper coupon bonds of the face value of 1 000 rubles each. The bonds have 12 coupons. The payments on the first coupon are made on the

91-st day since the date of the Bonds placement beginning, other coupon payments are made in every 91 day. The interest rate on the first and the second coupons are defined in the amount of 4,75% per year, on the third and the fourth coupons in the amount of 16,5% per year, on the fifth – the tenth coupons – 15% per year, on the eleventh and the twelfth coupons – 13% per year. The Bonds are due to repayment on February 21, 2006, on the 1096-th day since the date of their placement.

In January 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 12 000 thousand rubles. The date of repayment is 2004. For the credit use the Company pays the interest to the bank at the rate of 20% per year. The security for the specified credit is fixed assets worth of 42 345,6 thousand rubles.

In February 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 15 180 thousand rubles. The date of repayment is February 4, 2004. For the credit use the Company pays the interest to the bank at the rate of 15% per year. The security for the specified credit is fixed assets worth of 26 520 thousand rubles.

In April 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 115 000 thousand rubles. The date of repayment is 2004. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 132 250 thousand rubles.

In June 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 212 080 thousand rubles. The date of repayment is 2004. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 239 617 thousand rubles.

In July 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 108 185 thousand rubles. The date of repayment is 2004. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 124 981 thousand rubles.

In August 2003 the Company concluded five contracts for credit obtaining from OJSC JSC RF Savings Bank for the total amount of 264 200 thousand rubles. The dates of repayment are 2004-2005. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 293 430 thousand rubles.

In September 2003 the Company concluded two contracts for credit obtaining from OJSC JSC RF Savings Bank for the total amount of 105 750 thousand rubles. The dates of repayment are 2004-2006. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credits is fixed assets worth of 115 048,7 thousand rubles.

Also in September 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 65 000 thousand rubles. The date of repayment is 2006. For the credit use the Company pays the interest to the bank at the rate of 14% per year. The security for the specified contract is fixed assets worth of 73 320 thousand rubles.

In October 2003 the Company concluded two contracts for credit obtaining from OJSC JSC RF Savings Bank for the total amount of 105 900 thousand rubles. The date of repayment is 2005. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 117 914,4 thousand rubles.

In October 2003 the Company concluded the contract for credit obtaining from OJSC "Vneshtorgbank" for the amount of 400 million rubles. The date of repayment is 2004. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is the Company's issued bills of exchange worth of 438 million rubles.

In November 2003 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 62 000 thousand rubles. The date of repayment is 2005. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 69 055 thousand rubles.

In December 2003 the Company concluded two contracts for credit obtaining from OJSC JSC RF Savings Bank for the total amount of 122 500 thousand rubles. The date of repayment is 2005. For the credit use the Company pays the interest to the bank at the rate of 13% per year. The security for the specified credit is fixed assets worth of 136 144,2 thousand rubles.

In July 2003 the Company concluded the contract for credit obtaining from CJSC "International Moscow's Bank" for the amount of 300 000 thousand rubles. The date of repayment is January 21, 2005. For the credit use the Company pays the interest to the bank at the rate of 12% per year. The security for the specified credit is fixed assets worth of 360 664,3 thousand rubles.

In November 2003 the Company concluded the contract for credit obtaining from CJSC "International Moscow's Bank" for the amount of 200 000 thousand rubles. The date of repayment is November 27, 2004. For the credit use the Company pays the interest to the bank at the rate of 12,7% per year. The security for the specified credit is fixed assets worth of 240 033,5 thousand rubles.

In April 2002 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 9 502,6 thousand rubles. The date of repayment is March 30, 2004. For the credit use the Company pays the interest to the bank at the rate of 15% per year. The security for the specified credit is fixed assets worth of 12 750 thousand rubles.

In June 2002 the Company concluded contract № 1193 of 31.07.2002 for credit obtaining from OJSC "Vneshtorgbank" for the amount of 4 886,5 thousand rubles. The date of repayment is August 2005. For the credit use the Company pays the interest to the bank at the rate of 9% per year. The security for the specified credit is fixed assets worth of 155 201,7 thousand rubles

In September 2002 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 77 000 thousand rubles. The date of repayment is September 2005. For the credit use the Company pays the interest to the bank at the rate of 15% per year. The security for the specified credit is fixed assets worth of 139 378,5 thousand rubles.

In September 2002 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 14 000 thousand rubles. The date of repayment is September 6, 2004. For the credit use the Company pays the interest to the bank at the rate of 19% per year. The security for the specified credit is fixed assets worth of 23 129,0 thousand rubles.

In September 2002 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 20 000 thousand rubles. The date of repayment is September 19, 2003. For the credit use the Company pays the interest to the bank at the rate of 14% per year. The security for the specified credit is fixed assets worth of 55 642,9 thousand rubles.

In October 2002 the Company concluded the contract for credit obtaining from OJSC JSC RF Savings Bank for the amount of 25 000 thousand rubles. The date of repayment is September 6, 2004. For the credit use the Company pays the interest to the bank at the rate of 19% per year. The security for the specified credit is fixed assets worth of 34 034,1 thousand rubles.

In October 2002 the Company concluded the contract for credit obtaining from OJSC "Mordovpromstroibank" for the amount of 8 600 thousand rubles. The date of repayment is January 19, 2004. For the credit use the Company pays the interest to the bank at the rate of 15% per year. The security for the specified credit is fixed assets worth of 15 289 thousand rubles.

All the above listed loans are granted and due to repayment in Russian Federation currency.

The interest amount charged under the banks' loans was 283 719 thousand rubles.

In 1995-1996 the Ministry of Finances of Russian Federation granted long-term financing to the Company for the purposes of telecommunications equipment purchase from foreign suppliers. Herewith Vnesheconombank acted as the agent lending the Company. As of the beginning of 2003 the liabilities to Vnesheconombank are 192 303,9 thousand rubles.

The schedule of long-term credits and loans repayment as of December 31, 2003:

	Amount for repayment
In 2005	1 040 601
In 2006	1 065 571
In 2007	421
In 2008 and further on	1 087
TOTAL:	**2 107 680**

OJSC "VolgaTelecom" has a backlog to Russian legal entities; this backlog is expressed in conventional units equal to Euro. These liabilities are reflected in the reporting as of 31.12.2203 at the rate as of the date of their occurrence. The differences that occurred from recalculation of currency rates were reflected in the structure of non-sale expenses as the backlog was paid.

With potential recalculation of the specified liabilities as of the date of drawing up the reporting and proceeding from the officially established rate of Euro to ruble as of 31.12.2003, the calculated ruble cost of the liabilities would have been 259 055 thousand rubles (including the backlog to "Vnesheconombank" - 230 974 thousand rubles and the backlog to OJSC "Mashpriborcom" under credit against goods - 28 081 thousand rubles).

If the Company had revaluated its liabilities as of 31.12.2003 then the above sum would had been reflected in the balance's liabilities: in line 512 – 40 584,4 thousand rubles, in line 520 – 13 658,3 thousand rubles, in line 612 - 190 389,4 thousand rubles, and in line 621 – 14 422,9 thousand rubles.

Comparable data for ruble cost of those liabilities as of 31.12.2002 would had been 221 584 thousand rubles; reflection in the balance's liabilities: in line 512 – 94 129 thousand rubles, in line 612 - 93 201 thousand rubles, and in line 621 – 34 254 thousand rubles.

In case of reflecting such revaluation in relevant report periods, then the non-audited proforma of the Company's net profit for 2003 and 2002 would had been 1 750 383 thousand rubles and 1 019 723 thousand rubles correspondingly.

5.15. Deferred tax liabilities (item 515 of the Balance sheet)

Flow of deferred tax liabilities in 2003:

Balance as of 01.01.2003	235 955
Created in the report period for taxable temporary differences	154 469
Repaid for the increase of tax payments	(3 764)
Written off during the retirement of objects for which had been created	(475)
Balance as of 31.12.2003	**386 185**

By calculation method the Company defined the deferred tax liabilities as of January 01, 2003 in the amount of 235 955 thousand rubles on taxable temporary differences occurred before January 01, 2003 in order to bring the data as of the year beginning to the values comparable with the data as of the end of 2003.

The differences resulted in recognition of deferred tax liabilities are described in section 6.6.

5.16. Other long-term liabilities (item 520 of the Balance sheet)

	As of 01.01.2003	**As of 31.12.2003**
Settlements with suppliers and contractors (commercial credits)	461 446	894 314
Long-term part of the debt for taxes and dues	7 063	6 094
TOTAL:	**468 509**	**900 408**

As compared with the last year the long-term accounts payable increased by 431 899 thousand rubles which is mainly connected with the conclusion of leasing contracts.

The major part of the backlog is settlements under the supply of leasing equipment with RTK "Leasing" for the amount of 754 328,9 thousand rubles, with CJSC "Rusleasingsviayz" for the amount of 1 953,7 thousand rubles, with CJSC "Vericel Projects" for the amount of 1 543,6 thousand rubles, and with CJSC "Alcatel" for the amount of 10 919,4 thousand rubles.

The amount of interest paid under the credits of equipment suppliers was 2 354,2 thousand rubles.

As of December 31, 2003 the Company did not restructure the accounts payable to the budget as regards the payment of taxes.

5.17. Accounts payable

Suppliers and contractors (item 621 of the Balance sheet)

	As of 01.01.2003	**As of 31.12.2003**
Settlements with suppliers and contractors for the equipment for installation	280 500	469 907
Including:		
ALCATEL	*48 853*	*69 292*
ISKRATEL	*29 170*	*47 648*
SIEMENS AG	*27 191*	*9 106*
CJSC "Beto-Huawai"	*19 958*	*23 653*
ERICSSON NT	*5 429*	*24 260*
LLC "Mashpriborcom"	*7 874*	*3 395*
LLC "NPO ATS"	-	*21 745*
Others	*142 025*	*270 808*
Settlements under leasing	220 816	543 772
Including:		
OJSC "RTK-Leasing"	*86 660*	*384 526*
LLC "Promsviayzleasing"	*96 702*	*150 529*
Others	*37 454*	*8 717*
Settlements with suppliers and contractors for capital construction	312 392	248 268
Settlements with OJSC "Rostelecom"	61 118	177 553
Settlements with other communication services providers	14 716	26 285
Settlements with suppliers and contractors for the materials	28 010	34 273
Settlements with suppliers and contractors for the repair services	9 452	20 497
Settlements with suppliers and contractors for public utility services	13 296	11 509
Other settlements	79 317	63 667
TOTAL:	**1 019 617**	**1 595 731**

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Explanations to essential items of profit and loss statement

Advances received (item 622 of the Balance sheet)

	As of 01.01.2003	As of 31.12.2003
Advances received from natural persons	130 274	142 094
Advances received from budgetary organizations	28 609	29 900
Advances received from non-budgetary organizations	103 325	127 714
Advances received from communication services providers	19 359	30 283
Other received advances	11 736	9 051
TOTAL:	**293 303**	**339 042**

Settlements with budget for taxes and dues (item 625 of the Balance sheet):

	As of 01.01.2003	As of 31.12.2003
VAT settlements	134 814	154 347
Income tax settlements	67 478	64
Natural persons income tax settlements	19 995	38 761
Property tax settlements	35 439	35 090
Transport tax settlements	1 642	527
Land tax settlements	713	70
Unified tax on implied income settlements	-	118
Royalty settlements	1	-
Sales tax settlements	25 180	33 784
Other taxes and dues	12 201	821
TOTAL:	**297 463**	**263 582**

The increase by 19 533 thousand rubles of liabilities to the budget as regards VAT, the increase by 94 254 thousand rubles of liabilities to the budget as regards income tax are explained by the increase in tariffs for communication services since 01.07.2003. The increase by 18 766 thousand rubles of liabilities to the budget as regards natural persons income tax is explained by scheduled rise of wages in accordance with the budget.

In 2003 there were no Company's liabilities as regards taxes and dues repaid by non-monetary funds.

Other accounts payable (item 626 of the Balance sheet):

	As of 01.01.2003	As of 31.12.2003
Settlements with accountable persons	714	292
Settlements with personnel under other operations	586	1 540
Settlements with different creditors	311 976	658 594
Settlements on deposit money	2 293	3 070
Settlements on deferred taxes (VAT and sales tax)	188 748	298 866
Settlements on property and personal insurance	170	248
Settlements on claims	28	74
Settlements on investments acquisition	5 385	184 042
Other settlements with affiliated and dependent companies	1 679	4 090
Settlements on operations with securities	-	-
Other settlements	113 673	168 204
TOTAL:	**313 276**	**660 426**

As compared with 2002 the accounts payable increased by 339 156 thousand rubles which is mainly connected to the increase of the backlog on deferred VAT due to the increase in tariffs for communication services since 01.07.2003 and also due to charging 100% of the tariff to privileged categories of citizenry, and also to the availability of the accounts payable for the acquisition of share of stock of OJSC "Tatincom-T".

5.18. Deferred revenue (item 640 of the Balance sheet)

	As of 01.01.2003	Ass of 31.12.2003
Budgetary funds of target financing, total	131	7 635
Including		
- civil defense	-	-
- preparedness activity and maintenance of mobilization designation reserve	-	-
- budgetary funds in the form of money for other purposes	-	7 495
- budgetary funds in other forms for other purposes	131	140
Funds of target financing (excluding budgetary funds)	-	1 543
Deferred revenue, total	209 355	199 994
Including		
- Free of charge receipts of non-current assets	86 249	118 922
- Other deferred revenue	123 106	81 072
Including		
- Funds of target financing	66 762	66 488
- Revenue received on account of future periods	55 943	14 550
- Other	401	34
TOTAL:	**209 486**	**209 172**

6. Explanations to essential items of profit and loss statement

6.1. Income from common types of activity

Proceeds from sales of products, goods, rendering of services, execution of work, less VAT and sales tax:

	2003	2002
Long-distance and international telephone communication	5 576 496	4 880 644
Urban and rural telephone communication	6 272 208	4 616 582
Radio communication, radio broadcasting, TV, satellite communication	92 056	71 954
Wire broadcasting	332 862	297 525
Wireless radio communication	157 988	130 813
Documentary communication	585 344	215 032
Revenue from new communication services	42 391	243 771
Revenue from communication services providers	1 174 752	-
Other communication services (core types of activity)	8 210	131 306
Revenue from other realization (non-core types of activity)	434 998	379 968
TOTAL:	**14 677 305**	**10 967 595**

In 2003 the Ministry of anti-monopoly policy and entrepreneurship support carried out the reform of the system of mutual settlements of inter-regional companies with OJSC "Rostelecom" for carrying long-distance telephone traffic. Before August 2003 the Company settled up with OJSC "Rostelecom" by using integral calculated rate for carrying 1 minute over 50 km section of OJSC "Rostelecom" network.

The integral calculated rate contained linear component of OJSC "Rostelecom" and the difference of weighted average of incoming and outgoing of terminal components of regional operators for long-distance traffic carrying. The rate was calculated and approved by Russia's Ministry of anti-monopoly policy once a year based on the data of the traffic carried for the previous year and did not reflect real economic benefits and expenses related to the change of structure of outgoing and incoming traffic during the calculated periods.

In August a new, transparent and efficient system of inter-operators settlements for long-distance traffic carrying was introduced. The new system separates the payments of operators for long-distance traffic carrying over OJSC "Rostelecom" network and traffic touch-down by the operators at incoming terminal, and the payments for incoming long-distance traffic touch-down at the operator's network. This allowed for the Company to get income for incoming traffic touch-down at its networks depending on the actually carried volume of traffic during the current period. In addition, such explication of the rate for long-distance traffic under the Company's settlements with OJSC "Rostelecom" resulted in the increase of the services prime cost for the same amount.

Exchange of commodities (barter transactions)

In 2003 a part of the Company's proceeds from rendering of services, executed work, sales of goods and products was received on the terms of exchange of commodities (barter), which is characterized by the following indices:

	2003	2002
Total number of organizations involved in exchange of commodities	1 541	2 546
Proceeds from barter transactions - total Including:	241 672	317 417
CJSC "Konversiya – sviyaz"	15 627	-
OJSC "SviyazinformService"	11 463	-
Committee of social protection of population, Ulyanovsk city	10 919	8 180
CJSC "Rostelegraph"	14 443	10 696
Proceeds from exchange of commodities – total in % to total receipts	1,65	2,89
Proceeds from exchange of commodities with affiliated entities – total in % to total receipts for the report year	0,09	0,09

The cost of rendered services, executed work, sold goods was defined by the Company on standard commercial terms.

6.2. Expenses on common types of activity

Expenses for the sales of products, goods, rendering of services, work execution

	2003	2002
Expenses for remuneration of labor	3 419 608	2 517 733
Deductions for social insurance	1 152 290	873 191
Depreciation of fixed assets	1 533 958	1 013 639
Material costs	780 516	715 586
Electric power	242 411	177 496
Expenses for the services of communication services providers (excluding the companies of OJSC "Sviayzinvest" Group)	261 911	264 429
Expenses for OJSC "Rostelecom" services	1 377 380	959 289
Services of outside agencies	694 028	373 996
Including:		
Expenses for repair	292 806	163 692
Heating, other public utility services	136 308	96 827
Consulting, auditor services	51 671	38 109

Expenses for security services	140 245	71 964
Other	72 998	3 404
Taxes and dues included into the structure of expenses on common types of activity	43 836	142 490
Other expenses	965 213	758 781
TOTAL:	**10 471 151**	**7 796 630**

6.3. Operating income and expenses:

The structure of operating income:

	2003	2002
Income from sales and other retirement of fixed assets	16 010	30 765
Income from sales and other retirement of other assets, total	165 823	74 333
Including:		
Income from sales and other retirement of financial investments	92 064	9 069
Income from sales and other retirement of material values	48 868	29 327
Other	24 891	35 937
Income from joint activity	-	180
Other operating income	106 189	58 516
Including:		
Restoration of the reserve for doubtful accounts receivable	100 818	48 232
Bonded loan yield	4 852	10 284
Other	519	
TOTAL:	**288 022**	**163 794**

The structure of operating expenses:

	2003	2002
Expenses related to the sales and other retirement of assets	146 722	54 365
Including:		
Expenses related to the sales and other retirement of financial investments	85 014	6 906
Expenses related to the sales and other retirement of material values	39 971	37 128
Other	21 737	10 331
Expenses related to the sales and other retirement of fixed assets	53 670	49 375

Deductions to the reserves for doubtful debts	315 008	388 347
Deductions to the reserves for depreciation of financial investments	522	-
Expenses for taxes and dues	197 544	183 109
Expenses for the payment of services of credit institutions	34 199	26 958
Expenses related to participation in joint activity	-	32
Other operating expenses	13 748	27 203
Including:		
Payment for patent right	-	318
Commissions	-	146
Insurance charges	146	5 110
Writing-off of licenses, certificates, trade mark	-	90
Expenses for foreign currency purchase	362	792
Expenses for maintaining mobilization designation reserve	6	3 012
Registration of property objects	1 129	150
Services of bonds placement at securities market	11 894	-
Other	211	17 585
TOTAL:	**761 413**	**729 389**

6.4. Non-sale income and expenses:

The structure of non-sale income:

	2003	2002
Penalties, penalty fees, forfeit for breach of contract terms and conditions, receipts in reimbursement of caused damages	70 354	66 242
Past years profit discovered in the report year	37 498	8 600
Exchange rate differences	49 631	15 278
Foreign currency exchange differences	10 795	3 382
Income from writing-off of accounts payable with expired term of limitation of action	1 617	4 284
Funds received free of charge	14 346	11 711
The cost of property discovered on the basis of inventory check results	2 347	666
Other	58 069	105 258
Including:		
Compensation of privileges relative to the Veterans Law	24 001	22 929
Penalty fees for restructuring	1 090	-
Receipts from written-off accounts receivable	2 864	1 732
Bonded loan yield	133	-

Receipt of funds from mobilization designation reserve	1 558	6 232
Income from entering the materials in the books	2 231	283
Restoration of doubtful debts reserve	17 348	74 082
Other	8 844	-
TOTAL:	**244 657**	**215 421**

The structure of non-sale expenses:

	2003	**2002**
Penalties, penalty fees, forfeit for breach of contract terms and conditions, recovery of caused damages	13 722	7 693
Past years losses discovered in the report year	97 141	14 639
Exchange rate differences	79 426	86 038
Foreign currency exchange differences	49 362	50 338
Writing-off of accounts receivable	5 818	14 860
The cost of property the shortage of which was discovered based on the results of inventory check	225	341
Expenses related to charity activity and sponsor aid, cultural events and other events of similar nature	48 857	56 613
Membership fees to associations, non-commercial partnerships	136 517	98 382
Payments to personnel not included in the structure of expenses on common types of activity	323 178	223 912
Expenses for preparedness activity and civil defense	17 607	8 178
Penalties and penalty fees for taxes and dues	6 002	20 850
Other	91 262	159 518
Including:		
Fees to associations	2 980	-
Deductions to trade union committee	6 622	12 490
Expenses related to reorganization	-	29 423
Deductions to Non-government pension fund	30 565	12 491
Expenses related to registration of immovable	1 106	796
Expenses related to sport and recreation activity	7 062	4 316
Other	42 927	100 002
TOTAL:	**869 117**	**741 362**

6.5. Extraordinary income and expenses

The structure of extraordinary income:

	2003	**2002**
Insurance compensation	1 013	150

Budgetary financing due to emergency circumstances	-	-
The cost of material values left after writing-off of assets	2	-
Other receipts due to emergency circumstances	-	-
TOTAL:	**1 015**	**150**

The structure of extraordinary expenses:

	2003	2002
The cost of lost inventory items	7	17
Losses from writing-off of fixed assets	151	41
Expenses related to disaster and other emergency circumstances control	76	-
TOTAL:	**234**	**58**

6.6. Income tax expenses

In 2003 in accordance with introduction into effect of the Provision on bookkeeping "Accounting of income tax calculations" (POB 18/2002) income tax expenses due to deduction from the amount of income before taxation are defined as the sum of contingent income tax expense updated for the sum of recurrent tax liabilities and assets.

The specified sum of income tax expense is formed in the Profit and loss statement for 2003 as the totality of sums reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax"; their disclosure in this report is stipulated by the Provision on bookkeeping "Accounting of income tax calculations".

The Company's income tax expenses for 2002 were formed in the amount of income tax calculated in accordance with the requirements of Russian Federation Tax Code. In order to reflect the comparable data for 2002 the Company calculated deferred tax liabilities and assets and also recurrent tax liabilities and assets for 2002.

In 2003 the Company defined the following components of income tax:

Index name	Amount	Income tax rate	Amount	Index name
1. Accounting income for 2003	2 867 138	24%	(688 113)	Contingent income tax expense
2.1. Recurrent taxable differences	1 034 328	24%	(248 239)	Recurrent tax liability
2.2. Recurrent taxable differences (updated calculations for 2000)	7	30%	(2)	Recurrent tax liability

3.1. Recurrent deductible differences	258 997	24%	62 159	Recurrent tax asset
3.2. Recurrent deductible differences (privilege as related to RF budget) – taxation base is not changed	0	2,5%	15 528	Recurrent tax asset
3.3. Recurrent deductible differences (updated calculations for 2000, 2001)	534	30%,35%	186	Recurrent tax asset
4. Taxable temporary differences	625 960	24%	150 230	Deferred tax liability
5. Deductible temporary differences	7 624	24%	(1 830)	Deferred tax asset
Total: current income tax:			(710 081)	
Taxation base for income tax	3 024 133	24%	(725 792)	Current income tax less the privilege
		2,5%	15 527	Privilege for the tax as related to territorial budget
Taxation base for income tax (updated calculations for 2001, 2002)	(527)	30%, 35%	184	Current income tax (updated calculations for 2001, 2002)
			(710 081)	Total current income tax

For 2003 the Company's income tax expenses were:

Total	**(858 481)**
Including	
- contingent income tax expense	(688 113)
- recurrent tax liabilities	(248 241)
- recurrent tax assets	77 873

In Profit and loss statement the Company's income tax expenses for 2003 are represented as the totality of sums:

Total	**(858 481)**
Including	
- current tax	(710 081)
- deferred tax liabilities	(150 230)
- deferred tax assets	1 830

Breakdown of differences resulted in the updating of contingent income tax expense for 2003.

№	*Index name*	*Amount, thousand rubles*
	Section 1 – Recurrent assets and liabilities - total	
	Section 1.1 Recurrent tax liabilities	**248 241**

Explanations to essential items of profit and loss statement

1.1.1	Recurrent tax liabilities related to expenses which are rated for income taxation purposes.	4 243
1.1.2	Recurrent tax liabilities related to expenses which are nonadmitted for income taxation purposes, including (1.1.2.1 – 1.1.2.4)	161 977
1.1.2.1	Expenses in the form of the property transferred free of charge (work, services, property rights) and expenses related to such transfer	1 564
1.1.2.2	Expenses listed in items 20-29 of article 270 of RF Tax Code, including pecuniary aid payments, payment of additional vacations of employees provided under the collective contract (in addition to those stipulated by current legislation), etc.	74 025
1.1.2.3	Remittance of funds (fees, payments, etc.) related to charity activity, expenses for sport events, relaxation, cultural-educational events and other similar arrangements	52 197
1.1.2.4	Other nonadmitted for taxation purposes expenses	34 191
1.1.3	Expenses on the types of activity shifted for the payment of unified tax on implied income	9 957
1.1.4	Creation of doubtful debts reserve	22 696
1.1.5	Expenses under expense item "General administrative expenses" nonadmitted for taxation purposes	4 273
1.1.6	Losses from the activity related to the usage of objects of servicing productions	12 943
1.1.7	Other recurrent deductible differences	29 080
1.1.8	Recurrent tax liability is charged as per the updated calculations for previous tax periods	3 072
	Section 1.2 Recurrent tax assets - total	**77 873**
1.2.1	Income from the types of activity shifted for the payment of unified tax on implied income	10 047
1.2.2	Restoration of doubtful debts reserve	25 072
1.2.3	Extraordinary income	
1.2.4	Income for which the amount of income tax is retained by a tax agent (dividends including)	7 383
1.2.5	Other	9 166
1.2.6	Recurrent tax asset is charged based on the updated calculations for the previous tax periods	10 677
1.2.7	Privilege for income tax as related to counted in the budget of Nizhny Novgorod oblast	15 528

Explanations to essential items of profit and loss statement

	Section 2 – Deferred tax assets	**1 830**
2.1.	Deferred tax asset is charged for the reserve for contingent liabilities	1 919
2.2.	Deferred tax asset is charged for other deductible differences	359
2.3	Repayment of deferred tax asset	(448)
	Section 3 – Deferred tax liabilities	**150 230**
3.1	As a result of applying different methods of depreciation calculation for bookkeeping and tax accounting purposes (if depreciation in the bookkeeping is charged in smaller size, then with the sign "+"; if depreciation in the bookkeeping is charged in larger size, then with the sign "-")	124 952
3.2	Repayment of deferred tax liabilities	(3 764)
3.3	Retirement of deferred tax liabilities	(475)
3.4	Interest on credits and other expenses which in the bookkeeping are included into the cost of fixed assets during their acquisition, and in the tax accounting - into the expenses;	5 131
3.5	The cost of expenses related to deferred expenses in the bookkeeping, and in the tax accounting – at a time	500
3.6	The amount of leasing payments admitted for the taxation purposes in the report (tax) period	23 886

6.7. Net profit of the report period

In 2003 the index "Net profit (loss) of the report period" is defined as per the data of the bookkeeping based on the fact that income tax expenses deducted from the amount of income before taxation are defined as the sum of contingent expense of income tax adjusted by the amount of recurrent tax liabilities and assets.

In Profit and loss statement for 2003 the index "Net profit (loss) of the report period" is calculated on the basis of the fact that the expense of income tax due to deduction from the amount of income before taxation is formed as the totality of sums reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

6.8. Earnings per share

Basic earnings per share reflect a part of income of the report year due to the stockholders – owners of ordinary shares. It is calculated as the ratio of basic earnings for the report year to the average weighted quantity of ordinary shares in circulation during the report year.

Basic earnings for the report year is equal to the net profit (item 190 of Profit and loss statement) less the dividends on preferred shares for 2003 in the size proposed by the Board of directors, but not approved as of the date of signing the accounting statement for 2003 – 10% of the Company's net profit.

During calculation of the average weighted quantity of ordinary shares in circulation during the report period, the Company's shares acquired from the stockholders were deducted.

	2003	2002
Basic earnings for the report year, thousand rubles	1 808 494	1 117 176
Average weighted quantity of ordinary shares in circulation during the report year, thousand shares	245 969 590	245 969 590
Basic earnings per share, in rubles.	7, 3525	4,5419

In 2003 the Company did not issue ordinary shares additionally. The Company also did not have securities the issue terms and conditions of which stipulated their conversion into additional quantity of ordinary shares, and there was no event related to the increase of ordinary shares quantity. That is why the Company does not make up calculations of diluted earnings per share.

7. Affiliated entities

In the explanatory memorandum the Company discloses the most essential information on affiliated entities.

Parent company

The Company is controlled by OJSC "Sviayzinvest" which owns 51% of the Company's ordinary shares. The balanced 49% of ordinary shares are placed among a large number of stockholders.

Sales of services to affiliated entities

In the report year the Company sold services to the following affiliated entities:

Affiliated entity name	The nature of relations	Types of services	The method of price determination of the operations	2003	2002
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Communication services, rent	Standard commercial terms and conditions	89 152,6	48 363,8
JS Commercial Bank "C-Bank"	Significant influence	Communication services, rent, sanatorium services, food service	Standard commercial terms and conditions	399,5	333,1
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	Standard commercial terms and conditions	2 035,3	1 811,9
CJSC "Transsviyaz"	Significant influence	Communication services	Standard commercial terms and conditions	3 081,0	1 295,0
CJSC "Nizhegorodteleservice"	Significant influence	Communication services, rent	Standard commercial terms and conditions	770,1	627,2
LLC "Radio-Resonance"	Controlled by the Company	Communication services	Standard commercial terms and conditions	135,3	83,6
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services	Standard commercial terms and conditions	8,6	15,9

LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Communication services, rent, services of collection of payments of subscribers, sanatorium services	Standard commercial terms and conditions	28 760,6	25 064,9
LLC "Izhcom"	Controlled by the Company	Communication services, rent, services of collection of payments of subscribers, design services, sanatorium services, food services, transport services	Standard commercial terms and conditions	15 137,5	11 394,9
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Communication services, rent, design services	Standard commercial terms and conditions	11 254,3	6 507,6
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, rent, transport services	Standard commercial terms and conditions	21 254,6	20 146,5
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent	Standard commercial terms and conditions	2 680,7	2 980,7
CJSC "Chery Page"	Controlled by the Company	Communication services, rent	Standard commercial terms and conditions	424,4	478,0
CJSC "Sotel NN"	Significant influence	Communication services, rent, transport repair services	Standard commercial terms and conditions	3 454,8	2 811,4

LLC "Rossviyazinform"	Significant influence	Communication services	Standard commercial terms and conditions	2 150,0	1 549,1
CJSC "Saratov Mobile"	Controlled by the Company	Communication services	Standard commercial terms and conditions	7 880,9	6 916,6
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	Standard commercial terms and conditions	17 672,4	12 339,4
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Rent, sales of fixed assets	Standard commercial terms and conditions	2 566,4	2 405,4
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	Standard commercial terms and conditions	5 831,3	4 042,2
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	Standard commercial terms and conditions	34 182,6	7 068,0
CJSC "Penza Mobile"	Significant influence	Communication services	Standard commercial terms and conditions	852,3	790,7
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	5,1	4,9
CJSC "Samara Telecom"	Significant influence	Communication services, rent	Standard commercial terms and conditions	27 255,0	22 596,0
OJSC "OMRIX"	Significant influence	Communication services	Standard commercial terms and conditions	903,0	790,0
CJSC "Pulse Radio"	Significant influence	Communication services	Standard commercial terms and conditions	416,0	350,0
OJSC "Telesot"	Significant influence	Communication services	Standard commercial terms and conditions	1 851,0	1 413,0
LLC "Agricultural company "Reanta"	Significant influence	Communication services	Standard commercial terms and	4,0	4,0

			conditions		
OJSC "Rostelecom"	Affiliated company of OJSC "Sviayzinvest"	Long-distance and international communication services	Standard commercial terms and conditions	192 091,4	9 976,0
TOTAL:				**472 210,7**	**192 159,8**

Purchases from affiliated entities

In the report year the following affiliated entities rendered services to the Company:

Affiliated entity name	The nature of relations	Types of purchases	The method of price determination of the operations	2003	2002
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	8 925,0	922,0
CJSC "Transsviyaz"	Significant influence	Construction and installation works	Standard commercial terms and conditions	5 889,0	92,0
CJSC "Nizhegorodteleservice"	Significant influence	Traffic over the network	Standard commercial terms and conditions	25,0	27,0
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Delivery of goods, equipment, communication services	Standard commercial terms and conditions	560,4	1 057,6
CJSC "Saratov Mobile"	Controlled by the Company	Delivery of goods	Standard commercial terms and conditions	3,5	7,2
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Cellular communication services, non-core types of activity	Standard commercial terms and conditions	9 638,7	9 549,4
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	Standard commercial terms and conditions	761,4	605,7
LLC "Izhcom"	Controlled by the Company	Communication services, purchase of material assets	Standard commercial terms and conditions	964,0	4 093,0
JS Commercial Bank "C-Bank"	Significant influence	Other services, rent	Standard commercial terms and conditions	2 815,0	3 740,0
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Communication services, purchase of goods, materials, fixed assets	Standard commercial terms and conditions	1 910,0	1 850,7
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, purchase of goods	Standard commercial terms and conditions	1 945,2	1 392,5
CJSC "Chery Page"	Controlled by the Company	Purchase of goods,	Standard commercial terms and conditions	148,2	132,1

		communication services			
CJSC Nizhegorodskyi radio telephone"	Significant influence	Communication services	Standard commercial terms and conditions	29,0	-
CJSC "Sotel"	Significant influence	Communication services	Standard commercial terms and conditions	565,0	863,6
LLC "Rossviyazinform"	Significant influence	Communication services	Standard commercial terms and conditions	10,0	323,0
LLC "Vyatka-Page"	Controlled by the Company	Purchase of goods	Standard commercial terms and conditions	1 612,4	4 119,9
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	Standard commercial terms and conditions	496,8	150,3
OJSC "Telesot"	Significant influence	Communication services	Standard commercial terms and conditions	597,9	130,9
CJSC "Penza Mobile"	Significant influence	Communication services	Standard commercial terms and conditions	94,0	99,0
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	1 937,0	2 791,0
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, purchase of goods	Standard commercial terms and conditions	283,7	278,1
CJSC "Samara Telecom"	Significant influence	Communication services, rent	Standard commercial terms and conditions	682,8	1 183,9
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services (roaming)	Standard commercial terms and conditions	5,6	18,2
OJSC "RTK-Leasing"	Associated company of OJSC "Sviayzinvest"	Leasing contract	Standard commercial terms and conditions	403 505,6	
OJSC "Rostelecom"	Affiliated company of OJSC "Sviayzinvest"	Long-distance and international communication services	Standard commercial terms and conditions	1 377 380	959 289,3
CJSC "Rusleasingsviayz"	Associated company of OJSC "Sviayzinvest"	Leasing contract	Standard commercial terms and conditions	-	2 009,0

OJSC "Sviayzinvest"	Controls the Company	Paid dividends	As per the resolution of the stockholders meeting	88 066,0	29 213
TOTAL:				**1 908 851,2**	**1 023 938,4**

Status of settlements with affiliated entities

As of December 31, 2003 the backlog of affiliated entities to the Company and the Company to the affiliated entities is:

Name	The nature of relations	Type of the backlog	2003	2002
Accounts receivable				
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services	488,9	54,0
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	19 577,9	10 872,3
CJSC "Transsviyaz"	Controlled by the Company	Communication services, other services	774,0	160,0
CJSC "Nizhegorodteleservice"	Significant influence	Communication services, other services	22,9	1 218,3
CJSC "Saratov Mobile"	Controlled by the Company	Communication services	713,5	580,4
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	1 786,5	1 591,5
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	1 011,1	551,3
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	42 771,6	7 050,0
CJSC "Penza Mobile"	Controlled by the Company	Communication services	6,9	62,6
CJSC "Samara Telecom"	Significant influence	Communication services	1 217,6	1 347,3
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Communication services, rent, repair services, long-term loans	2 271,3	5 443,5
LLC "Izhcom"	Controlled by the Company	Communication services, other services	2 293,1	1 623,0
JS Commercial Bank "C-Bank"	Significant influence	Communication services, repair services, long-term loans	916,1	6 939,3
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, communication services	1 212,5	783,9
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, rent, transport services	290,4	417,7
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent, transport services	55,4	100,6
CJSC "Chery Page"	Controlled by the Company	Communication services, rent, transport services	40,5	109,0

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Affiliated entities

LLC "Radio Resonance"	Controlled by the Company	Communication services	171,8	4,3
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	730,9	195,4
CJSC "Erickson sviyaz"	Significant influence	Other services	-	11,0
CJSC "Sotel NN"	Significant influence	Communication services, rent, auto transport repair services	787,1	174,1
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	822,9	249,8
OJSC "OMRIX"	Significant influence	Communication services	41,0	57,0
OJSC "Telesot"	Significant influence	Communication services	4,0	60,0
CJSC "Pulse Radio"	Significant influence	Communication services	-	5,0
OJSC "RTK-Leasing"	Associated company of OJSC "Sviayzinvest"	Leasing contract	-	-
OJSC "Rostelecom"	Affiliated company of OJSC "Sviayzinvest"	Long-distance and international communication services	64 571,1	-
CJSC "Rusleasingsviayz"	Associated company of OJSC "Sviayzinvest"	Leasing contract	-	-
OJSC "Sviayzinvest"	Controls the Company	Contract of agency	1 241,7	-
TOTAL:	-	-	**143 820,7**	**39 661,3**
Accounts payable				
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Repair services, other services	4 107	1 586,3
LLC "Izhcom"	Controlled by the Company	Communication services, other services	1 513,2	583,4
JS Commercial Bank "C-Bank"	Significant influence	Other settlements	8 619,8	583,8
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, communication services	52,3	39,2
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, informational services, transport services	400,2	33,3
CJSC "Chery - Page"	Controlled by the Company	Communication services	10,6	0,3
CJSC "Saratov Mobile"	Controlled by the Company	Payments collection services	410,1	277,8

OJSC "VOLGATELECOM"
Explanatory memorandum to 2003 accounting statement
Affiliated entities

CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	159,4	195,1
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Rent, repair services, other services	-	51,4
LLC "Vyatka Page"	Controlled by the Company	Communication services, repair services, other services	1 170,2	1 043,1
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	226,0	76,0
CJSC "Penza Mobile"	Controlled by the Company	Communication services	2,2	4,5
Private Security Company "ROS"	Controlled by the Company	Security services	30,1	-
CJSC "Samara Telecom"	Significant influence	Communication services	26,8	135,5
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	822,9	1 546,4
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	9,5	-
CJSC "Sotel NN"	Significant influence	Other services	20,1	38,1
OJSC "Telesot"	Significant influence	Communication services	61,0	54,0
CJSC "Pulse Radio"	Significant influence	Communication services	11,0	-
OJSC "RTK-Leasing"	Associated company of OJSC "Sviayzinvest"	Leasing contract	639 261,8	-
OJSC "Rostelecom"	Affiliated company of OJSC "Sviayzinvest"	Long-distance and international communication services	177 553	92 568,0
CJSC "Rusleasingsviayz"	Associated company of OJSC "Sviayzinvest"	Leasing contract	1 655,6	716,0
OJSC "Sviayzinvest"	Controls the Company	Loan agreement	-	50 114,0
TOTAL:	-	-	**836 122,8**	**149 646,2**

Loans granted to the Company by affiliated entities:

	2003	2002
The backlog as of January 1 of the report year	50 114	59 545
Loans received	-	-
Repaid in the report year	50 114	9 431
The backlog as of December 31 of the report year	-	50 114

The loans granted to the Company by OJSC "Sviayzinvest" were completely repaid in 2003 in the amount of 50 114 thousand rubles.

Loans granted by the Company to affiliated entities

	2003	2002
The backlog as of January 1 of the report year	1 700	-
Loans granted	5 924	3 400
Repaid in the report year	-	1 700
The backlog as of December 31 of the report year	7 624	1 700

During 2003 the company granted the loan to CJSC "Orenburg GSM" in the amount of 3 000 thousand rubles ex interest.

The loan in the amount of 2 924,5 thousand rubles is granted to CJSC "Nizhegorodskyi radio telephone" at 13% annual. The sum of income in the form of interest charged by the Company under the loan granted to CJSC "Nizhegorodskyi radio telephone" amounted in 2003 to1,04 thousand rubles.

Remunerations to directors

In 2003 the Company paid remunerations (salary, premiums, fringe benefits) to the members of the Board of directors and of the Management board of the Company in the total amount of 27 107,2 thousand rubles (in 2002 – 7 903 thousand rubles). The list of the members of the Board of directors and the Management board of the Company is provided in the section "General data" of the present explanatory memorandum.

8. Government aid

During 2003 the Company was allocated the following funds as the government aid:

Description of the type of government aid	Amount
Funds for financing capital outlays,	8 100
Funds for financing current expenses	16 217
Budgetary credits	-
Other forms of government aid	-
TOTAL	**24 317**

As of 31.12.2003 there are no non-performed obligations to the budget.

9. Non-government pension insurance

In 1998, 2000 the Company concluded contracts with non-government pension funds "Doveriye", "Telecom – Soyuz", "Region-Sviyaz". Under these contracts the Company is obliged to pay fees in the amount of 3 626 thousand rubles.

Total amounts of fees for non-government pension insurance paid by the Company in 2003 and 2002 were 74 454 thousand rubles (affiliated organizations being taken into account). For 2004 the fees are established in the amount of 74 153 thousand rubles.

10. Discontinuing operation

In 2003 there was no discontinuing operation.

11. Contingent liabilities

Political situation

The changes in political situation, legislation, tax and normative regulation are affecting financial-economic activity and cost-efficiency of the Company's operations. The nature and activity rate of these changes, and the risks related to them, which as a rule are not covered by insurance, are unpredictable, as well as their influence on future activity and cost-efficiency of the Company's operations.

Issued guarantees and suretyship

As of the report date the Company acted as a guarantor for third parties in the total amount of 1 237 455 thousand rubles (in 2002 – 830 000 thousand rubles).

Government aid. Non-government pension insurance. Discontinuing operation. Contingent liabilities.

In 2002 the Company concluded the contract of guarantee under the transaction between "Orenburg-GSM" and Joint stock bank of gas industry "Gazprombank" of December 9, 2002 № 3-1-374/ П/13-03 for the amount of 15 000 thousand rubles. In 2003 the sum under this contract was reduced to 8 050 thousand rubles as a part of the money had been claimed debit without further authorization as compensation for CJSC "Orenburg-GSM" default of obligations to the bank.

Also in 2002 the Company concluded the contract of guarantee under the transactions between RTK "Leasing" and JS commercial Savings bank of Russian Federation № 387-02 of October 23, 2002 for the amount of 815 000 thousand rubles. As of 31.12.2003 due to the repayment of a part of the credits the amount of suretyship was 437 925,8 thousand rubles.

In 2003 the Company concluded the contract of guarantee under the transaction between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № П-9177 of September 09, 2003 for the amount of 790 681 thousand rubles.

The Company's directorate is not expecting the occurrence of any significant liabilities in relation to these guarantees.

As of 31.12.2002 no claim were laid to OJSC "VolgaTelecom".

The check being performed by Russian Federation Accounting Chamber.

In 2003 Russian Federation Accounting Chamber initiated the check of OJSC "Sviayzinvest" – the stockholder possessing controlling block of stock of the Company. As o f the date of making up financial statement for 2003 the check is not over. Thus, there is uncertainty as regards the results of the check and conclusions made on its basis. Accordingly, the Company's management is not able to evaluate the consequences of contingent facts of economic activity as of the report date.

Existing and potential suits against the Company

The Company is a defendant in a number of arbitration proceedings. However, as per the opinion of the Company's directorate, the results of these proceedings will not essentially affect the Company's financial status. The exception is the claim of the Association of operators of Federal cellular network for collection of penalty interest for untimely return of NMT-450 base station; in case of unfavorable for the Company outcome of this proceeding the amount of penalty may be 1931,9 thousand rubles. The total sum of potential claims is estimated by the Company's management in the amount of 2982,9 thousand rubles.

Contingent liabilities

Description of contingent liability	Expected date of performance	The amount of liability under a suit, contract, agreements (thousand rubles)	Probability of contingent liability performance, %	The amount of contingent liability
Association of operators of Federal cellular network	March 2004	1 931,9	90	1 738,9

Government aid. Non-government pension insurance. Discontinuing operation. Contingent liabilities.

(penalty interest for untimely return of NMT-450 base station)				
LLC "AVT-Plus" (collection of interest for using monetary resources)	During 2004	184,9	90	175,4
Agricultural Production Cooperative "Druzhba" (compensation of losses for special-purpose land)	1 quarter of 2004.	19,2	100	19,2
Abortive trails	2004	702,5	80-100	702,5
OJSC "Tsentralnyi" (unjust enrichment)	April-May of 2004.	19,5	95-100	19,5
OJSC "Astek – C" (unjust enrichment)	April-May of 2004.	13,7	95-100	13,7
OJSC "Oil-loading stearnship company"	1 half year of 2004	111,2	50	55,6

12. Events after the report date

12.1 Dividends

The size of annual dividend falling on one share will be approved by the general meeting of stockholders of the Company in June 2004. The Board of directors of the Company adopted the decision to propose to the general meeting of stockholders to approve the dividend for 2003 in the size of 0,92 ruble on one ordinary share and 2,44 rubles on one preferred share (in 2002 – correspondingly 0,7066 ruble and 1, 7954 rubles), which will make 426 331,5 thousand rubles (in 2002 - 320 995 thousand rubles). Upon the approval by the stockholders' meeting the annual dividends due to payment to the stockholders will be reflected in the statement for 2004.

12.2 Acquisition and retirement of financial investments

In accordance with the decision of the Board of directors of OJSC "VolgaTelecom" of December 3, 2003 the Company acquired 31,2% of shares of the charter capital of OJSC "OMRIX" (15 494 ordinary shares) for 387 thousand rubles. The entry in the register of shareholders confirming the transfer of property right to these securities was made on January 15, 2004.

On the basis of decisions of the Board of directors of OJSC "VolgaTelecom" of 19.12.2003 and February 11, 2004 the contract was concluded for the acquisition of 49% share of charter capital of LLC "IZHCOM". Due to the fact that the seller has not performed precedent conditions, the payments under the contract are not made, the changes of the share transfer in the constituent documents have not been introduced.

At the session of the Board of directors of the Company held on February 27, 2004 the decision was adopted to sell a block of shares in the amount of 49% of CJSC "Digital networks of Udmurtiya 900" to OJSC "MTS" for 6,4 million US dollars.

12.3 Large transactions

In March 2004 the Company's Board of directors approved the contract for the equipment supply with LLC "TekhnoServ AC" for the amount of 118 360 thousand rubles, and also the agency contract with Non-commercial partnership "The center of investigations of telecommunications development problems" for ERP system implementation on the basis of Oracle E-Business Suit software for the amount of 1 068 800 US$.

12.4 Credits and loans

In January 2004 the Company concluded the contract for credit obtaining from Volgo-Vyatskyi bank of RF Savings bank in the amount of 61 800 thousand rubles. The repayment date is 29.01.2005. For the credit use the Company pays the interest to the bank at the rate of 12% per year. The security for the specified credit is fixed assets worth of 69 217 thousand rubles.

In February 2004 the Company concluded two contracts for credit obtaining from Volgo-Vyatskyi bank of RF Savings bank:

- The first contract is for the amount of 709 000 thousand rubles. The date of repayment is 17.08.2008. For the credit use the Company pays the interest to the bank at the rate of 13,5% per year. The security for the specified credit is fixed assets worth of 836 126,3 thousand rubles;
- The second contract is for the amount of 40 000 thousand rubles. The date of repayment is 27.08.2005. For the credit use the Company pays the interest to the bank at the rate of 10% per year. The security for the specified credit is fixed assets worth of 41 090,2 thousand rubles.

In January 2004 the Company concluded two contracts for obtaining credit against goods from CJSC "RusTelCom".

1. The contract for the amount of 11 423,7 thousand rubles. The date of repayment is 31.01.2005.
2. The contract for the amount of 10 489,8 thousand rubles. The date of repayment is 31.01.2005.

Payments cycle – every month on the 31-st day.

12.5 Communication law.

New federal communication law became effective on January 1, 2004, this law establishes legal basis of communication industry activity in Russia and defines industry status of government agencies. The law may increase the degree of regulation of the Company's activity, and till the time of adoption of norms appropriate for it there must be a period of discrepancies and uncertainty due to the interpretation of the law by regulatory bodies.

According to the new law the Company is obliged to provide equal conditions of communication networks connection and traffic carrying for communication services providers providing similar services and to render to these communication operators the services of connection and traffic carrying on the same terms and conditions and of the same quality as to the Company's structural sub-divisions and affiliated entities.

Also, in accordance with the new "Communication law" the payment of local telephone calls is made at the subscriber's option (natural persons) by using subscriber fee or time-based billing payment systems.

The management is not able to predict the new law effect on the Company.

13. Sales of the block of shares of the Company.

On April 16, 2004 Russia's fund of federal property declared closed public auction for the sale of the Company's block of shares belonging to the fund with the initial price of 199,58 million rubles. 1 969 106 ordinary, registered, paperless shares, making 0,6% of the Company's charter capital, are put up for the auction.

Chief executive officer ______________/ V.F.Lyulin /

Chief accountant ______________ / N.I.Popkov /

1283-2(b)

ACCOUNTING BALANCE-SHEET

of **December 31, 2003**

			CODES
		Form № 01 by OKUD	0710001
		Date (year, month, day)	
Organization	**OJSC "VolgaTelecom"**	By OKPO	01142788
Identification Taxpayer Number	5260901817	ITN	5260901817
Type of activity	**communication**	By OKVED	64.20
Business legal structure /form of ownership	Open Joint Stock Company	By OKOPF/OKFS	47 / 16
Measurement unit:	**thousand rubles**	By OKEI	384

Address: **600300, Nizhny Novgorod city, M. Gorky sq., Post House.**

Date of approval	
Date of dispatch (receipt	

RECEIVED
2004 JUN 14 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASSET	Explanations	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
I. NON-CURRENT ASSETS				
Intangible assets		**110**	60	56
Fixed assets	5.1	**120**	12 410 903	14 979 153
Capital investments	5.2	**130**	754 536	1 040 822
Income-bearing investments in tangibles		**135**	104	104
Long-term financial investments including:	5.3	**140**	72 316	1 175 065
investments in affiliated companies		141	2 138	1 129 683
investments in dependent companies		142	33 180	22 164
investments in other organizations		143	20 382	18 359
other long-term financial investments		144	16 616	4 859
Deferred tax assets	5.4	**145**	1 937	3 767
Other non-current assets	5.5	**150**	130 699	791 587
Part I Total		**190**	13 370 555	17 990 554

ASSET	Explanations	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
II.CURRENT ASSETS				
Inventories		**210**	431 404	517 854
including: raw materials, supplies and other similar values	5.6	211	339 006	371 226
work in progress expenses (distribution costs)		213	1 456	1 913
finished commodity and goods for resale		214	52 434	40 567
goods shipped		215	187	226
deferred expenses		216	38 317	103 918
other inventories and expenses		217	4	4
VAT for acquired valuables		220	569 731	734 881
Accounts receivable (payments in over 12 months after the report date)		**230**	27 343	39 835
including: *buyers and customers*	5.7	231		4 346
advances paid out		232	5 662	10 862
other debtors		233	21 681	24 627
Accounts receivable (payments within 12 months after the report date)		**240**	1 076 637	1 600 460
including: *buyers and customers*	5.8	241	818 615	1 345 008
advances paid out		242	116 592	116 471
other debtors	5.9	243	141 430	138 981
Short-term financial investments		**250**	13 233	11 082
Monetary resources		**260**	145 197	234 242
Other current assets		**270**	366	483
Part II Total		**290**	2 263 911	3 138 837
BALANCE (sum of lines 190+290)		**300**	**15 634 466**	**21 129 391**

LIABILITY	Explanations	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
III. CAPITAL AND RESERVES				
Charter capital	5.10	410	1 639 765	1 639 765
Additional capital		420	4 139 098	4 088 227
Reserve capital		430	72 832	81 988
Treasury stock	5.11	440		
Undistributed profit (uncovered loss) of past years		460	5 418 154	5 134 850
Undistributed profit (uncovered loss) of the report year		470	X	2 009 438
Part III Total		**490**	11 269 849	12 954 268
IV. LONG-TERM LIABILITIES				
Credits and loans	5.14	**510**	369 118	2 107 680
including: credits		511	222 263	1 012 450
loans		512	146 855	1 095 230
Deferred tax liabilities	5.15	515	235 955	386 185
Other long-term liabilities	5.16	520	468 509	900 408
Part IV Total		**590**	1 073 582	3 394 273
V. SHORT-TERM LIABILITIES				
Credits and loans	5.14	**610**	945 004	1 448 246
including: credits		611	776 664	806 296
loans		612	168 340	641 950
Payables,		**620**	2 079 874	3 102 458
including: suppliers and contractors	5.17	621	1 019 617	1 595 731
advance payments received	5.17	622	293 303	339 042
wage arrears		623	110 729	164 485
debt to extrabudgetary funds		624	45 486	79 192
tax debt	5.17	625	297 463	263 582
other creditors	5.17	626	313 276	660 426
Debt to participants (founders) in income payments		630	56 671	20 974
Deferred revenue	5.18	640	209 486	209 172
Reserves for deferred expenses		650	X	X
Other short-term liabilities		660	X	X
Part V Total		**690**	3 291 035	4 780 850
BALANCE (sum of lines 490+590+690)		**700**	**15 634 466**	**21 129 391**

Index name	Explanations	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
Rented fixed assets		900	171 776	326 203
including leasing		901	160 395	202 413
Inventory items received in custody		902	989	14 110
Commodities received on commission		903	800	818
Accounts receivable of insolvent debtors written-off as a loss		904	177 340	190 238
Cover funds for liabilities and payments received		905		4 642
Cover funds for liabilities and payments given		906	1 903 425	4 526 462
Housing facilities depreciation		907	37 436	29 568
Depreciation of land improvement objects and other similar objects		908	1 733	2 074
Payments for communication services		909	10 159	47 005

Index name	Explanations	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
Net assets		1000	11 479 335	13 163 440

PROFIT AND LOSS STATEMENT

from January 1 till December 31, 2003

			CODES
		Form № 02 by OKUD	0710002
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Identification Taxpayer Number	5260901817	ITN	5260901817
Type of activity	communication	By OKVED	64.20
Business legal structure /form of ownership	Open Joint Stock Company	By OKOPF/OKFS	47 / 16

Measurement unit: thousand rubles By OKEI 384

Index name	Explanations	Line code	For the report period	For similar period of the previous year
1	1a	2	3	4
I Profit and losses from common types of activity				
Revenue(net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	6.1	010	14 677 305	10 967 595
including the sales of telecom services		011	14 242 307	10 587 627
Prime cost of goods, products, works, services sold	6.2	020	(10 471 151)	(7 796 630)
including: telecom services		021	(10 119 415)	(7 449 909)
Profit (Loss) from sales (lines 010 - 020)		**050**	4 206 154	3 170 965
II. OPERATING EARNINGS AND EXPENSES				
Interest receivable		060	11 644	2 778
Interest due		070	(283 719)	(126 059)
Income from participation in other organizations		080	30 910	13 470
Other operating earnings	6.3	090	288 022	163 794
Other operating expenses	6.3	100	(761 413)	(729 389)
III. Non-Sales Income and Expenses				
non-sales income	6.4	120	244 657	215 421
non-sales expenses	6.4	130	(869 117)	(741 362)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		**140**	2 867 138	1 969 618
Income tax expenses (lines -151+152-153) including:	6.6	**150**	(858 481)	(728 403)
deferred tax liabilities		151	(150 230)	(230 440)
deferred tax assets		152	1 830	(203)
Current income tax		153	(710 081)	(497 760)
Profit (loss) from common type of activity (lines 140-150)		**160**	2 008 657	1 241 215
IV. Extraordinary income and expenses				
Extraordinary income	6.5	170	1 015	150
Extraordinary expenses	6.5	180	(234)	(58)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	6.7	**190**	2 009 438	1 241 307
FOR REFERENCE:				
Income tax contingent expense		201	(688 113)	(472 708)

Recurrent tax liabilities		202	(248 241)	(287 636)
Recurrent tax assets		203	77 873	31 942

Index name	Explanation	Line code	For the report period	For similar period of the previous year
1	1a	2	3	4
Basic earnings (loss) per share	6.8	301	0,007353	0,004542
Diluted earnings (loss) per share		302		

*is completed in annual accounting statement

Breakdown of single profits and losses

Index name	Explanations	Line code	For the report period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were recognized or to be collected according to an arbitrage or court judgment		401	21 446	(11 107)	18 866	(6 413)
Past years profit (loss)		402	37 498	(97 141)	8 600	(14 639)
Reimbursement of damages, caused by default or inadequate fulfillment of obligations		403	48 910	(2 615)	47 376	(1 280)
Foreign exchange differences in foreign currency operations		404	49 631	(79 426)	15 278	(86 038)
Contributions to the assessed reserves		405	X	(315 530)	X	(388 347)
Debt amortization of payables and receivables		406	1 617	(5 818)	4 284	(14 860)

CAPITAL CHANGES STATEMENT

from January 1 till December 31, 2003

			CODES
		Form № 03 by OKUD	0710003
Organization	**OJSC "VolgaTelecom" (Interregional company)**	By OKPO	01142788
Identification Taxpayer Number	5260901817	ITN	5260901817
Type of activity	communication	OKVED	64.20
Business legal structure /form of ownership	Open Joint Stock Company	By OKOPF/OKFS	47 / 16
Measurement unit:	**thousand rubles**	By OKEI	384

Index name	Explanations	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2001		**100**	583 388	951 268	58 798	974 248	2 567 702
2002							
Changes in accounting policy		101	X	X	X	-	-
Result of fixed assets objects revaluation		102	X	-	X	-	-
Others		103	X	-	X	-	-
Balance as of January 1, 2002		**104**	583 388	951 268	58 798	974 248	2 567 702
Capital items change:		**200**		(566)	14 034	1 402 488	1 415 956
Result of foreign currency translation		201	X	-	X	X	-
Net profit (loss) of the report period		202	X	X	X	1 471 951	1 471 951
Dividends		203	X	X	X	(55 995)	(55 995)
Allocation to reserve funds		204	X	X	14 034	(14 034)	-
Additional issue of shares by means of own sources		205	-	-	X	-	-
Increase of face value of shares		206	-	-	X	-	-
Capital change at the fixed assets retirement		207	X	(566)	X	566	-
Others		208	-	-	-	-	-
Growth of capital by means of:		**210**	1 056 450	3 188 396	-	3 275 436	7 520 282
additional issue of shares for the stockholders'					X	X	-

reorganization of the legal entity	212	1 056 450	3 188 396	-	3 275 436	7 520 282
other	213	-	-	-	-	-
Reduction of capital by means of :	**220**	(73)	-	-	-	(73)
reduction of number of shares	221	(73)	X	X	-	(73)
reduction of share face value	222		X	X	X	-
reorganization of the legal entity	223	-	-	-	-	-
others	224	-	-	-	-	-
Balance as of December 31, 2002	**300**	1 639 765	4 139 098	72 832	5 652 172	11 503 867
2003 Changes in accounting policy	301	X	X	X	(234 018)	(234 018)
Result of fixed assets objects revaluation	302	X	-	X	-	-
Other	303	X	-	X	-	-
Balance as of January 1, 2003	**304**	1 639 765	4 139 098	72 832	5 418 154	11 269 849
Capital items change:	**400**	-	(46 179)	9 156	1 725 466	1 688 443
Result of foreign currency translation	401	X	-	X	X	-
Net profit (loss) of the report period	402	X	X	X	2 009 438	2 009 438
Dividends	403	X	X	X	(320 995)	(320 995)
Allocation to reserve funds	404	X	X	9 156	(9 156)	
Additional issue of shares by means of own sources	405	-	-	X	-	-
Increase of face value of shares	406	-	-	X	-	-
Capital change at the fixed assets retirement	407	X	(46 179)	X	46 179	-
Other	408					
Growth of capital by means of:	**410**				1 208	1 208
additional issue of shares for the stockholders' account	411			X	X	
reorganization of the legal entity	412					
other	413				1 208	1 208
Reduction of capital by means of :	**420**		(4 692)		(540)	(5 232)
reduction of number of shares	421		X	X		
reduction of share face value	422		X	X	X	
reorganization of the legal entity	423					
other	424		(4 692)		(540)	(5 232)
Balance as of December 31, 2003	**500**	1 639 765	4 088 227	81 988	7 144 288	12 954 268

Name	Explanation	Line code	Balance as of the beginning of the year	Received	Used / restored	Balance as of the end of the year
1	1a	2	3	4	5	6
Reserves formed according to the legislation :						
Reserve fund data of year 2002		601	58 798	14 034		72 832
data of year 2003		602	72 832	9 156		81 988
Reserves, formed according to the constituent documents:						
Fund of corporalization of the Company's employees. data of year 2002		603				
data of year 2003		604				
Assessed reserves:						
Reserve for doubtful debts data of year 2002		605	-	388 347	(122 314)	266 033
data of year 2003		606	266 033	315 008	(118 166)	462 875
Reserves for depreciation of financial investments data of year 2002		607				
data of year 2003		608		522		522
Reserve for reduction of value of tangibles data of year 2002		609				
data of year 2003		610				
Reserves for future expenses :						
Reserves for contingent liabilities data of year 2002		611				
data of year 2003		612				

CASH FLOW REPORT

from January 1 till December 31, 2003

			CODES
		Form № 04 by OKUD	0710004
Organization	**OJSC "VolgaTelecom" (Interregional company)**	By OKPO	01142788
Identification Taxpayer Number	5260901817	ITN	5260901817
Type of activity	communication	By OKVED	64.20
Business legal structure /form of ownership	Open Joint Stock Company	By OKOPF/OKFS	47 / 16
Measurement unit:	**thousand rubles**	By OKEI	384

Index name	Explanations	Line code	For the report year

CASH BALANCE AS OF THE BEGINNING OF THE FISCAL YEAR	**010**	145 197
CURRENT ACTIVITY **current activity cash received**	**020**	18 669 209
funds received from buyers and customers	021	16 112 542
other income	022	2 556 667
Allocated cash:	**030**	(16 251 184)
for payment of acquired commodities, payment of work, services, raw materials and other current assets	031	(5 707 866)
salaries and wages	032	(3 260 401)
payment of interests	033	(179 592)
taxes settlements	034	(4 280 620)
other expenses	035	(2 822 705)
Current activity net cash	**040**	2 418 025
INVESTMENT ACTIVITIES **Investment activities cash received**	**050**	81 700
cash received out of sale of fixed assets and other non-current assets	051	27 057
cash received out of securities repayment and sale, out of sale of shares, stakes and other financial investments	052	20 200
dividends, profit from share participation received	053	29 881
interests received	054	1 462
cash received out of repayment of loans, granted to other organizations	055	105
other investment activity income	056	2 995
Allocated cash:	**060**	(3 929 262)
for purchase and creation of fixed assets and other non-current assets	061	(2 927 032)
-purchase of stocks, shares, stakes	062	(902 016)
-purchase of debt securities and other financial investments	063	(89 855)
granting loans to other organizations	064	(5 925)
other investment activity expenses	065	(4 434)
Investment activity net cash	**070**	(3 847 562)
FINANCIAL ACTIVITY **financial activity cash received**	**080**	3 763 374
received loans and credits	081	3 696 737
other financial activity income	082	66 637
Allocated cash:	**090**	(2 244 792)

for repayment of loans and credits (interest-free)		091	(1 543 077)
liquidation of finance lease obligations		092	(375 350)
payment of dividends		093	(326 334)
other financial activity expenses		094	(31)
Financial activity net cash		**100**	1 518 582
Net increase (decrease) in cash		**110**	89 045
CASH BALANCE AS OF THE END OF THE REPORT PERIOD		**120**	234 242
Degree of influence of changes in foreign currency rate		130	

ANNEX TO ACCOUNTING BALANCE-SHEET

from January 1 till December 31, 2003

			CODES
		Form № 05 by OKUD	**0710005**
Organization	**OJSC "VolgaTelecom" (Interregional company)**	By OKPO	**01142788**
Identification Taxpayer Number	**5260901817**	ITN	**5260901817**
Type of activity	communication	By OKVED	**64.20**
Business legal structure /form of ownership	Open Joint Stock Company	By OKOPF/OKFS	**47 / 16**
Measurement unit:	**thousand rubles**	By OKEI	**384**

1. Intangible assets

Index name	Explanations	Line code	As of the beginning of the report year	Received	Retired	As of the end of the report year
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights on results of intellectual property)		**101**	114	57	(36)	135
including: patentee's rights on invention, industrial sample, useful model		102	-	-	-	-
possessor's rights on computer utility programs, data bases		103	106	-	-	106
owner's rights on trademark and service mark, appellation of origin of goods		104	8	57	(36)	29
other		105	-	-	-	-

Total		110	114	57	(36)	135

Index name	Explanations	Line code	As of the beginning of the report year	As of the end of the report year
1	1a	2	3	4
Amortization of intangible assets - total		**120**	54	79
including: *patentee's rights on invention, industrial sample, and useful model.*		121	-	-
possessor's rights on computer utility programs, data bases		122	54	75
owner's rights on trademark and service mark, appellation of origin of goods		123	-	4
other		124	-	-

2. Fixed assets

Index name	Explanations	Line code	As of the beginning of the report year	Received	Retired	As of the end of the report year
1	1a	2	3	4	5	6
Buildings		201	2 992 087	181 667	(8 191)	3 165 563
Constructions and transfer mechanisms		202	7 304 315	1 373 916	(61 385)	8 616 846
Machinery and equipment		203	10 771 836	2 224 939	(257 335)	12 739 440
Transportation		204	363 395	33 216	(8 659)	387 952
Computer machines and office appliances		205	471 402	255 283	(4 136)	722 549
Housing stock		206	84 526	18 204	(11 564)	91 166
Land plots and nature objects		207	2 702	10	-	2 712
Other kinds of fixed assets		208	350 157	172 869	(7 840)	515 186
Total		**210**	22 340 420	4 260 104	(359 110)	26 241 414

Index name	Explanations	Line code	As of the beginning of the report year	As of the end of the report year
1	1a	2	3	4
Fixed assets amortization - total		**220**	9 929 517	11 262 261

including: buildings		221	702 307	744 769
constructions and transfer mechanisms		222	3 986 317	4 231 255
machinery and equipment		223	4 592 589	5 409 482
transportation		224	230 548	256 532
computer machines and office appliances		225	167 394	275 916
other kinds of fixed assets		226	250 362	344 307

Index name	Explanations	Line code	As of the beginning of the report year	As of the end of the report year
1	1a	2	3	4
Leased fixed assets from line 210 total		**230**	118 479	236 750
including: buildings		231	35 794	147 923
constructions and transfer mechanisms		232	43 234	41 790
machinery and equipment		233	37 979	45 867
transportation		234	793	742
other kinds of fixed assets		235	679	428
Fixed assets put in dead storage from line 210		240	3 632	22 532

FOR REFERENCE	Explanations	Line code	As of the beginning of the report year	As of the end of the report year
1	1a	2	3	4
Result of reassessment of fixed assets :		**250**	-	X
of initial (replacement) cost		251	-	X
of amortization		252	-	X
Leased fixed assets total		**260**	171 776	326 203
including: buildings		261	4 087	107 354
constructions and transfer mechanisms		262	6 661	31 258
machinery and equipment		263	112 147	167 913
transportation		264	177	363
other kinds of fixed assets		265	48 704	19 315
Commissioned immovable property in the course of state registration		270	18 699	60 534

Index name	Explanations	Line code	As of the beginning of the report year	Received	Retired	As of the end of the report year
1	1a	2	3	4	5	6
Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	104	-	-	104
Total		**310**	104	-	-	104

Index name	Explanations	Line code	As of the beginning of the report year	As of the end of the report year
1	1a	2	3	4
Amortization of profitable investments in tangibles		311	-	-

4. Research & development, technological activity expenses.

Kinds of activities name	Explanations	Line code	As of the beginning of the report year	Received	Written off	As of the end of the report year
1	1a	2	3	4	5	6
Total		**400**	-	-	-	-

FOR REFERENCE	Explanation	Line code	As of the beginning of the report year	As of the end of the report year
1	1a	2	3	4
Sum of expenses on unfinished research, development and technological activities		401	-	-

FOR REFERENCE	Explanation	Line code	For the report period	For similar period of the previous year
1	1a	2	3	4
Sum of expenses classified as common types of activity expenses		402	-	-
Expenses on research, development and technological activity which has not given any positive result, classified as non-sale expenses		403	-	-

5.Financial investments

Index name	Explanations	Line code	Long-term		Short-term	
			As of the beginning of the	As of the end of the report	As of the beginning of the	As of the end of the report

			year		year	
1	1a	2	3	4	5	6
Contributions to the charter (reserve) capitals of other organizations - total		501	55 700	1 170 206	-	-
including : associated business companies and affiliates-business companies		502	35 318	1 151 847	-	-
State, municipal and other organizations' bonds		503	11 526	-	-	-
Long drafts		504	2 699	1 889	31	2 769
Loans granted		505	-	-	1 935	7 625
Deposits		506	-	-	-	-
Other		507	2 391	2 970	11 267	688
Total		**510**	72 316	1 175 065	13 233	11 082
From the total sum the financial investments, having fair market value: Contributions to the charter (reserve) capitals of other organizations - total		511	-	383	-	-
including : associated business companies and affiliates-business companies		512	-	-	-	-
State, municipal and other organizations' bonds		513	-	-	-	-
Long drafts		514	-	-	-	-
Other		515	-	-	-	-
Total		**520**	-	383	-	-
FOR REFERENCE For financial investments, having fair market value: cost variation as the result of correction of assessment		521	-	380	-	-

6. Common activities expenses (elementwise costs)

Index name	Explanations	Line code	For the report year 2003	For the previous year 2002
1	1a	2	3	4
Material costs		601	(3 119 439)	(715 586)
Salaries and wages		602	(3 419 608)	(2 517 733)
Benefits-related deduction		603	(1 152 290)	(873 191)
Amortization		604	(1 533 958)	(1 013 639)

Other expenses		605	(1 245 856)	(2 676 481)
Elementwise costs total		**610**	(10 471 151)	(7 796 630)
Balances change (increase [+], decrease [-]): of work in progress		621	457	305
deferred expenses		622	65 601	6 127

7.Guarantee

Index name	Explanations	Line code	As of the beginning of the report year	As of the end of the report period
1	1a	2	3	4
Guarantee received - total		**710**	-	4 642
including: banks guarantee		711	-	-
guarantee of third parties		712	-	440
long drafts		713	-	-
mortgaged property		**714**	-	4 202
including : fixed assets		715	-	4 202
securities and other financial investments		716	-	-
other property		717	-	-
miscellaneous		718	-	-
Guarantee granted - total		**720**	1 903 425	4 526 462
including : guarantee of third parties		721	318 672	1 237 455
long drafts		722		438 345
mortgaged property		**723**	1 584 753	2 850 662
including : fixed assets		724	1 582 142	2 850 662
securities and other financial investments		725	-	-
other property		726	2 611	-
miscellaneous		727	-	-

8. Government aid

Index name	Explanations	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
Budgeting funds received in the fiscal year - total		**810**	24 317	23 385
including: Funds				

Funds on current expenses		812	16 217	17 991

Index name	Explanations	Line code	As of the beginning of the report year	Received in the report period	Returned in the report period	As of the end of the report period
1	1a	2	3	4	5	6
Budget credits - total		**820**	-	15 956	-	15 956
Funds on capital expense		821	-	15 956	-	15 956
Funds on current expenses		822	-	-	-	-

1283-2(b)

EXTRACT FROM MINUTES № 39

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 18, 2004. Moscow

RECEIVED 2004 JUN 14 P 2:03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Location: Moscow, Plyushchikha str.,55, constr. 2, office 108.
Time: 14-00 p.m. (msc).

11 persons were elected to the Board of directors.
8 persons participated in the session in the form of joint presence: Yurchenko E.V., Lyulin V.F., Bobin M.V., Grigorieva A.B., Zabuzova E.V., Savchenko V.D., Romskyi G.A., Fedorov O.R.,
3 persons provided their opinion by absentee voting: Dudchenko V.V., Lopatin A.V., Chernogorodskyi S.V.

The following persons were invited:
Belyaev K.V. – the Chairman of the Company's Auditing committee
Balashov V.N. – partner of CJSC "Ernst &Young Vneshaudit"
Chikisheva E.B. – Senior manager of CJSC "Ernst &Young Vneshaudit"
Sipatova T.M. – 1-st deputy to the General Director for finances;
Grigorieva L.I. – deputy to the General Director for corporate development;
Popkov N.I. – the Company's chief accountant;
Evdokimov O.L. – deputy to the General Director for new technologies
Vystorop V.P. – deputy to the general Director for personnel and general issues;
Sklyarov I.P. – deputy to the General Director for marketing;

THE AGENDA:

3. Recommendations on the payment of dividends for 2003: the size, the term, the procedure and the form of their payment on the shares of each category.

III. Recommendations on the payment of dividends for 2003: the size, the term, the procedure and the form of their payment on the shares of each category.

The speaker is Sipatova T.M. – deputy to the General Director for economics and finances.

DECIDED:

1. To recommend to the annual general meeting of stockholders to pay the dividends for 2003:

- on ordinary shares in the size of 0,9186 ruble per a share in money form starting from 15.07.2004 to 15.12.2004.
- on preferred shares in the size of 2,4510 rubles per a share in money form starting from 15.07.2004 to 15.12.2004.

Voting: "FOR" – 11; "Against" – none; "Abstain" –none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	E.V. Yurchenko
Secretary	signature	N.I.Pokrovskaya

The date of the minutes execution - May 20, 2004.

The extract is true:
General Director V.F. Lyulin

1283-2(6)

Basic planned trends of allocation of undistributed profit for 2004

On May 18, 2004 (minutes №39) OJSC "VolgaTelecom" Board of directors decided to recommend to the annual general meeting of stockholders to approve the distribution of the Company's profit and loss based on the results of the report (2003) fiscal year.

№№	Index name	Measure unit.	2004 Plan
1.	Undistributed profit of the report year	Thousand rubles	2009438
	Basic trends of usage of undistributed profit of the report year:		
a).	For cover of losses of the past years	Thousand rubles	
b)	For formation of reserve fund in % to the net profit	Thousand rubles %	
c)	For formation of special fund of the Company's employees corporalization (if its establishment is stipulated by the constituent documents) in % to the net profit	Thousand rubles %	
d)	For dividends payment in % to the net profit	Thousand rubles %	426889 21,24
e)	For the increase of the capital stock as regards the part of undistributed profit of the report year in % to the net profit	Thousand rubles %	1582549 78,76

OJSC "VolgaTelecom" Board of directors

1283-2(b)

Calculation of dividends

for 2003 fiscal year.

№	Indices description	Measure unit	Annual
1	2	3	4
1.	**Net profit** (undistributed profit of the report period) (line 190 of form №2 of Annex to accounting balance-sheet)	thousand rubles	2,009,438
2.	The amount of net profit allocated for payment of dividends on preferred shares of A type	thousand rubles	200,941
	The same in % to the net profit	%	10.0%
3.	**The quantity of preferred shares of A type, total** Including	pieces	81,983,404
	a) on balance of the Company*	-"-	
	b) the quantity of preferred shares of A type taken for calculation of dividends (item 3 minus item "a")	-"-	81,983,404
4.	The size of dividend per one preferred share of A type	rubles	2.4510
	The same in % to the face value	%	49.02%
5.	The amount of net profit allocated for payment of dividends on preferred shares of B type	thousand rubles	
	The same in % to the net profit	%	
6.	The quantity of preferred shares of B type	pieces	
7.	The size of dividend per one preferred share of B type	rubles	
8.	The amount of net profit allocated for payment of dividends on ordinary shares	thousand rubles	225,948
	The same in % to the net profit	%	11.24%
9.	**The quantity of ordinary shares, total** Including	pieces	245,969,590
	a) on balance of the Company*)	pieces	
	b) the quantity of common shares taken for calculation of dividends (item 9 minus item "a")	pieces	245,969,590
	Among them		
	a) being in government ownership	-"-	1,969,106
	b) belonging to OJSC "Sviayzinvest"	-"-	124,633,745
10.	The size of dividend per one ordinary share	rubles	0.9186
	The same in % to the face value	%	18.37%
	Total amount for payment of dividends	thousand rubles	426,889
	The same in % to the net profit	%	21.24%

*) - do not participate in calculation of dividends (in accordance with article 72 of Federal Law "On joint stock companies")

FOR REFERENCE: The face value of common shares is 5 rubles.

Deputy to the General Director T.M.Sinatova

1283-2(b)

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" stockholders

June "__ ", 2004

Minutes № __ of _______ 2004.

The chairman of annual general
Meeting of stockholders
________________________V.F. Lyulin

Changes and addenda to the CHARTER of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state article 1 "General provisions" in the version: " Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") (hereinafter "The Company") is founded by the Committee for Management of the State Property of Nizhny Novgorod oblast according to the Decree of the President of Russian Federation of July 01, 1992 № 721 "On organizational measures for transformation of the state enterprises, voluntary associations of the state enterprises into joint stock companies", and also to the governmental order of Russian Federation of December 22, 1992 № 1003 "On privatization of telecommunication enterprises" on the basis of state telecommunication and information enterprise "Rossviyazinform" **of Nizhny Novgorod oblast (STIE "Rossviyazinform")** and is the legal successor of all of its rights and obligations. The Company is registered by Order № 1605-p of December 15, 1993 of the Head of Nizhny Novgorod city Administration. In accordance with Federal Law № 129-ФЗ of August 08, 2001 "On state registration of legal entities and individual entrepreneurs" the Company is registered in the United state register of legal entities on August 01, 2002 with basic state registration № 1025203014781.

  The general meeting of stockholders of OJSC "Nizhegorodsviyazinform" of June 28, 2002 approved the Charter of the Company in a new wording in which the name of the Company is changed to Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")".
- In article 6 "The Company's charter capital. Placed and declared shares" to state item 6.8. in the wording: "The increase of the charter capital of the Company by placement of additional **ordinary** shares by means of an open subscription in case if the amount of additional shares placed by an open subscription makes more than 25 percent of **ordinary** shares previously placed by the Company, is carried out on the basis of a resolution of the general meeting of shareholders of the Company approved by the majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 12 "General meeting of shareholders" to state sub-item 8 of item 12.2 in the wording: "The increase of the charter capital of the Company by placement of additional **ordinary** shares by an open subscription in case if the quantity of shares placed in addition makes more than 25 percent of previously placed ordinary shares of the Company, the resolution on which is passed by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 13 "The Company's Board of directors" to state sub-item 11 of item 13.4 in the wording: "The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of issue of securities of the Company, reports of the results of acquisition of the Company's shares with the view of redeeming them".
- In article 13 "The Company's Board of directors" to state sub-item 22 of item 13.4 in the wording:

  "Definition of basic principles of building the organizational structure of the Company".
- In article 13 "The Company's Board of directors" to state sub-item 32 of item 13.4 in the wording: "Appointment to and release from the post of the Corporate secretary of the Company, approval of the Provision **on the Corporate secretary** and on the apparatus of the Corporate secretary".
- In article 13 "The Company's Board of directors" to state sub-item 38 of item 13.4 in the wording: "Approval of the Code of corporate governance of the Company, introduction of changes and addenda into it", sub-items 38, 39 are to be considered correspondingly sub-items 39, 40, 41;
- In article 13 "The Company's Board of directors" – the following text is to be added as paragraphs 3,4 in item 13.6: "The decisions on the issues stated in sub-item 21 of item 13.4 of the present Charter are adopted by the majority of independent directors not interested in settlement of transaction.

In case if all the members of the Company's board of directors are recognized to be interested persons and (or) are not independent directors, the transaction may be approved by the resolution of general meeting of shareholders by the majority of votes of all not interested in the transaction shareholders – the owners of voting shares".

- In article 14 "The Company's Management board" – item 14.4 is to supplemented with sub-item 18 of the following content: "Approval of the Company's organizational structure, including the basic functions of structural subdivisions".

1283-2(b)

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June "_ ", 2004

Minutes № __ of _______ 2004

The chairman of annual general
Meeting of shareholders
_______________________V.F. Lyulin

Changes and addenda to
The Provision on the Board of directors of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state item 6.5 of article 6 "Session of the Board of directors" in the following wording:

"The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors together with necessary materials in time not less than 14 days prior to the session.

The specified period may be reduced in case of need of urgent solution of some issues provided that not a single member of the Board of directors objects to it.

If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of providing the notice and the necessary materials should be reduced".

- To state item 7.3 of article 7 in the following wording: "Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors, the remuneration is established with a factor of 1,5.

The remuneration to a member of the Board of directors is reduced by:

30% - If he (she) participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - If he (she) participates in less than half of all held sessions of the Board of directors.

Remuneration for the quarter in which there were re-elections of the Board of directors is paid to a member of the Board of directors as a proportion to the time of his (her) working time in this quarter".

- To state item 7.4 of article 7 in the following wording: "The annual remuneration for all the members of the Board of directors of the Company is established as the sum of deductions in accordance with the rates (percentage):

- of the Company's EBITDA as per the data of the accounting statement in accordance with International Accounting Standards for the report year;

- of the amount of the Company's net profit based on the results of the report year allocated for dividends' payment.

The annual remuneration is distributed between all the members of the Board of directors in equal shares.

The annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all the sessions of the Board of directors held during his (her) term of powers".

- To state item 7.5 of article 7 in the following wording: "Rates (percentage) of deductions for calculation of annual remuneration are defined by a resolution of the general meeting of shareholders electing this structure of the Board of directors".
- To consider item 7.6. of article 7 to be item 7.8.
- Article 7 is to be supplemented with item 7.6 of the following content: "The annual remuneration to a member of the Board of directors is paid not later than 3 months after the expiry of the term of powers of this structure of the Board of directors".
- To add item 7.7. to article 7 of the following content: "The members of the Board of directors being the members of a committee of the Company's Board of directors are paid the increment to quarterly remuneration related to the their performance of functions of members of a committee of the Board of directors in the amount of 40 000 rubles (for participation in each committee), however a member of the Board of directors may not be a member of more than 2 committees of the Board of directors.

For the chairman of a committee of the Board of directors this increment is established with a factor of 1,25".

1283-2(b)

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June "__", 2004

Minutes № __ of _______ 2004

The chairman of shareholders general meeting

________________________V.F. Lyulin

Changes
to
the Provision on the Management board of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state item 6.2. of article 6 in the following wording: "6.2. The determination of the size and the procedure of remuneration payment and also its distribution between the members of the Management board is defined by the decision of the Company's Board of directors".

- To exclude items 6.3. and 6.4. in article 6.

- To consider item 6.5. to be item 6.3. in article 6.

1283-2(b)

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June "__", 2004

Minutes № __ of _______ 2004

The chairman of annual general
meeting of shareholders
________________________V.F. Lyulin

Changes
to
the Provision on Auditing committee of
Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state item 7.1. of article 7 in the following wording: "The members of the Auditing committee during the period of their duties performance are paid quarterly remuneration in the amount of 150 000 rubles each.

To the chairman of the Auditing committee the quarterly remuneration is established with the factor of 1,3.

For the quarter in which the re-election of the Auditing committee occurred, the remuneration to a member of the auditing committee is paid proportionally to the time worked during the quarter".

1283-2(b)

EXTRACT FROM MINUTES № 39

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 18, 2004. Moscow

Location: Moscow, Plyushchikha str.,55, constr. 2, office 108.
Time: 14-00 p.m. (msc).

11 persons were elected to the Board of directors.
8 persons participated in the session in the form of joint presence: Yurchenko E.V., Lyulin V.F., Bobin M.V., Grigorieva A.B., Zabuzova E.V., Savchenko V.D., Romskyi G.A., Fedorov O.R.,
3 persons provided their opinion by absentee voting: Dudchenko V.V., Lopatin A.V., Chernogorodskyi S.V.

The following persons were invited:
Belyaev K.V. – the Chairman of the Company's Auditing committee
Balashov V.N. – partner of CJSC "Ernst &Young Vneshaudit"
Chikisheva E.B. – Senior manager of CJSC "Ernst &Young Vneshaudit"
Sipatova T.M. – 1-st deputy to the General Director for finances;
Grigorieva L.I. – deputy to the General Director for corporate development;
Popkov N.I. – the Company's chief accountant;
Evdokimov O.L. – deputy to the General Director for new technologies
Vystorop V.P. – deputy to the general Director for personnel and general issues;
Sklyarov I.P. – deputy to the General Director for marketing;

THE AGENDA:

6. Consideration of the candidacy of the Company's auditor for 2004.

I. Consideration of the candidacy of the Company's auditor for 2004.

The speaker is Sipatova T.M. – deputy to the General Director for economics and finances.

DECIDED:

1. To recommend to the annual general meeting of stockholders to approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2004.

Voting: "FOR" – 11; "Against" – none; "Abstain" –none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	E.V. Yurchenko
Secretary	signature	N.I.Pokrovskaya

The date of the minutes execution - May 20, 2004.

The extract is true:
Secretary of the Board of directors N.I.Pokrovskaya

1283-2(b)

OJSC "VOLGATELECOM"
DATA ON THE AUDITOR

DATA ON THE AUDITOR

Name: CJSC "ERNST & YOUNG VNESHAUDIT".

Location: 105062, Russia, Moscow, Podsosenskiy by-street, bld. 20/12, str. 1-1A.
Certificate of making an entry about the legal entity registered before July 1, 2002 in the United state register of legal entities, the date of making the entry: September 16, 2002, series 77 № 008050714, registered by the State Institution of Moscow registration chamber on August, 30 1994 №033.468, basic state registration number 1027739199333.

License for audit activity №E003246, approved by the Order of the Ministry of Finance of Russian Federation of January 17, 2003 №9, issued for the period of five years.

1253-2(b)

THE LIST

Of candidates for the election to the Board of directors of OJSC "VolgaTelecom"

1.	Andreev Vladimir Alexandrovich	Rector of Povolzhsky state academy of telecommunications and informatics; does not possess the Company's shares.	Written consent is available
2.	Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."; does not possess the Company's shares.	Written consent is available
3.	Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Sviayzinvest"; possesses 2000 preferred shares of the Company.	Written consent is available
4.	Devyatkina Lyudmila Ivanovna	Deputy to the director of the Department of capital investments management of OJSC "Sviayzinvest"; does not possess the company's shares.	Written consent is available
5.	Degtyarev Valeryi Victorovich	Representative of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
6.	Dudchenko Vladimir Vladimirovich	Chief of analytical section of Moscow's representation office of "NCH Advisors, Inc."; does not possess the Company's shares.	Written consent is available
7.	Efimov Dmitry Georgievich	Chief of group of independent directors of Association for investors rights protection; does not possess the Company's shares.	Written consent is available
8.	Zabuzova Elena Victorovna	Director of the Department of economic planning and budgeting of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
9.	Kulikov Denis Victorovich	Expert of Association for investors rights protection; does not possess the Company's shares.	Written consent is available
10.	Lyulin Vladimir Fedorovich	General Director of OJSC "VolgaTelecom"; possesses 546118 ordinary shares of the Company and 63487 preferred shares of the Company.	Written consent is available
11.	Romskyi Georgyi Alexeevich	Deputy to the General Director of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
12.	Savchenko Victor Dmitrievich	Director of the Department of legal provision of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
13.	Fedorov Oleg Romanovich	Executive director, corporate finances of CJSC "Joint financial group"; does not possess the Company's shares.	Written consent is available
14.	Khaustovich Alexander Vladimirovich	Deputy to the General Director – director of "Voronezhsviayzinform" – a branch of OJSC "CenterTelecom"; does not possess the Company's shares.	Written consent is available
15.	Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
16.	Yurchenko Evgenyi Valerievich	Deputy to the General Director of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available

The list of candidates for the election to Auditing committee of OJSC "VolgaTelecom"

1.	Alekhin Sergey Imanovich	Chief expert of the Department of internal audit of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
2.	Belyaev Konstantin Vladimirovich	OJSC "Sviayzinvest" chief accountant; does not possess the Company's shares.	Written consent is available
3.	Degtyareva Elena Petrovna	Lead expert of the Department of communication of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
4.	Tikhonov Sergey Vladimirovich	Main specialist of the Department of internal audit of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available
5.	Frolov Kirill Victorovich	Deputy to the director of the Department of internal audit of OJSC "Sviayzinvest"; does not possess the Company's shares.	Written consent is available

The Board of directors of OJSC "VolgaTelecom"

12§3-2(b)

PROPOSED DRAFTS OF RESOLUTIONS ON THE ISSUES OF THE AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF OPEN JOINT STOCK COMPANY "VOLGATELECOM',

To be held on June 22, 2004 at the address: Nizhny Novgorod city, M.Gorky sq., Post House, in the form of joint presence of shareholders (their authorized representatives) for the discussion of the issues of the agenda and for passing the resolutions on them, with preliminary sending (serving) of voting bulletins prior to the meeting's holding

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.

THE DRAFT OF THE RESOLUTION:

To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.

2. On payment of dividends for 2003, the size, time and form of their payment on the shares of each category.

THE DRAFT OF THE RESOLUTION:

To pay the dividends for 2003:

- on ordinary shares in the amount of **0,9186 ruble** per a share in money form starting from 15.07.2004 to 15.12.2004.
- on preferred shares in the amount of **2,4510 rubles** per a share in money form starting from 15.07.2004 to 15.12.2004.

3. Introduction of changes and addenda to the Company's Charter.

THE DRAFT OF THE RESOLUTION:

To introduce the changes and addenda to the Company's Charter.

4. Introduction of changes and addenda to the Provision on the Company's Board of directors.

THE DRAFT OF THE RESOLUTION:

To introduce the changes and addenda to the Provision on the Company's Board of directors.

5. Introduction of changes and addenda to the Provision on the Company's Management board.

THE DRAFT OF THE RESOLUTION:

To introduce the changes to the Provision on the Company's Management board.

6. Introduction of changes and addenda to the Provision on the Company's Auditing committee.

THE DRAFT OF THE RESOLUTION:

To introduce the changes to the Provision on the Company's Auditing committee.

7. Election of the members of the Company's Board of directors.

THE DRAFT OF THE RESOLUTION:

To elect the Company's Board of directors in the following structure:

(11 candidates who received the highest number of votes are considered to be elected to the structure of the Board of directors).

8. Election of the members of the Company's Auditing committee.

THE DRAFT OF THE RESOLUTION:

To elect the Company's Auditing committee in the following structure:

(5 candidates who received the highest number of votes are considered to be elected to the structure of the Auditing committee).

9. Approval of the Company's auditor for 2004.

THE DRAFT OF THE RESOLUTION:

To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2004.

10. Definition of the amount of remuneration to the members of the Company's Board of directors.

THE DRAFT OF THE RESOLUTION:

To approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- 0,14% of EBITDA based on the data of the accounting statement in accordance with International Accounting Standards for 2004;
- 0,22% of the Company's net profit based on the results of 2004 allocated for dividends payment.

The Board of directors of OJSC "VolgaTelecom"